Exhibit 99.1

CAESARSTONE LTD.

Kibbutz Sdot-Yam, MP Menashe 3780400, Israel

October 8, 2020

Dear Shareholder,

You are cordially invited to attend an annual general meeting (the “Meeting”) of the shareholders of Caesarstone Ltd. (the “Company”), to be held on November 10, 2020, beginning at 5:00 pm, Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe, Israel.

The Company’s notice of the Meeting, as published on October 1, 2020, and the proxy statement (“Proxy Statement”) appearing on the following pages, describe in detail the matters to be acted upon at the Meeting.

Only shareholders who held shares at the close of business on October 6, 2020 are entitled to notice of, and to vote at, the Meeting and any adjournments or postponement thereof. The Company’s board of directors unanimously recommends a vote “FOR” each matter set forth in the notice.

              Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or, if you hold your shares in street name and the proxy card allows this, over the Internet.

We look forward to seeing as many of you as can attend the Meeting.

Very truly yours, Ariel Halperin Chairman of the Board of Directors

CAESARSTONE LTD.

Kibbutz Sdot-Yam, MP Menashe, 3780400, Israel

Tel: +972-4-636-4555

PROXY STATEMENT

_________________________________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on November 10, 2020

Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, October 1, 2020 – Caesarstone Ltd. (Nasdaq: CSTE) (“Caesarstone” or the “Company”), a leading developer and manufacturer of high quality engineered quartz surfaces, announced that an annual general meeting (the “Meeting”) of its shareholders will be held on November 10, 2020, at 5:00 pm Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel.

The Meeting is being called for the following purposes:

(1)          to re-elect Messrs. Ariel Halperin, Dori Brown, Roger Abravanel, Ronald Kaplan, Ofer Tsimchi, Shai Bober and Tom Pardo Izhaki to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company;

(2)          to elect each of Ms. Nurit Benjamini and Lily Ayalon to serve as external directors of the Company for a three-year term, commencing on December 1, 2020, and to approve their terms of cash compensation;

(3)          to approve and adopt the 2020 Share Incentive Plan for the Company;

(4)          to approve an amended and restated Compensation Policy, effective as of the date of the Meeting for a period of three years;

(5)          to approve the grant of equity-based compensation to Roger Abravanel, Ronald Kaplan, Ofer Tsimchi, Irit Ben-Dov, Dr. Ofer Borovsky, Nurit Benjamini and Lily Ayalon, the Company’s directors that are non-affiliates of controlling shareholders of the Company, subject to each such director’s election or re-election, as applicable, as a director at the Meeting;

(6)          to approve the grant of equity-based compensation to Dr. Ariel Halperin, Shai Bober, Tom Pardo Izhaki and Dori Brown, the Company’s directors that are currently affiliates of controlling shareholders of the Company, subject to each such director’s re-election as a director at the Meeting;

(7)          to approve an amendment to the terms of engagement of Mr. Yuval Dagim, the Company’s Chief Executive Officer; and

(8)          to approve the reappointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent auditors for the year ending December 31, 2020, and its service until the annual general meeting of shareholders to be held in 2021 and to authorize the Company’s board of directors, upon recommendation of the audit committee of the Company, to determine the compensation of the independent auditors in accordance with the volume and nature of their services and receive an update regarding the Company’s independent auditors’ remuneration for the past year.

The board of directors unanimously recommends that shareholders vote in favor of each of the foregoing proposals, which will be described in a proxy statement related to the Meeting.

In addition, at the Meeting the shareholders will be asked to consider the Company’s audited financial statements for the year ended December 31, 2019.

We are currently not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote on such matters in accordance with their best judgment.

In accordance with the Israeli Companies Law 5759-1999, and regulations promulgated thereunder (the “Companies Law”), any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, no later than October 8, 2020. To the extent that there are any additional agenda items that the board of directors of the Company determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than October 15, 2020.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each proposal.

The approval of Proposal No. 2 is subject to the fulfillment of one of the following additional voting requirements:

(i)
a majority of the shares that are voted at the Meeting in favor of the proposal, excluding abstentions, includes a majority of the votes of shareholders present and voting who are not controlling shareholders or do not have a personal interest in the proposal, excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder; or

(ii)	the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

The approval of Proposal Nos. 4 and 7 is subject to the fulfillment of one of the following additional voting requirements:

(i)
a majority of the shares that are voted at the Meeting in favor of the proposal, excluding abstentions, includes a majority of the votes of shareholders present and voting who are not controlling shareholders or do not have a personal interest in the approval of the proposal; or

(ii)	the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

In addition, the approval of Proposal No. 6 is subject to the fulfillment of one of the following additional voting requirements:

(i)
a majority of the shares that are voted at the Meeting in favor of the proposal, excluding abstentions, includes a majority of the votes of shareholders present and voting who do not have a personal interest in the approval of the proposal; or

(ii)	the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

In connection with Proposal Nos. 4 and 7, the Companies Law allows the board of directors of a company to approve such proposal even if the general meeting of shareholders has voted against its approval, provided that the company’s compensation committee, and thereafter its board of directors, each determines to approve it, based on detailed arguments, and after having reconsidered the matter and concluded that such action is in the best interest of the company.

A “controlling shareholder” is defined as any shareholder that has the ability to direct the company’s activities (other than by means of being a director or office holder (as defined in the Israeli Companies Law) of the company), including, with respect to Proposal Nos. 6 and 7, a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company.  Two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of the company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the company, or (ii) the right to appoint directors of the company or its chief executive officer.

A “personal interest” of a shareholder in an action or transaction of a company includes (i) a personal interest of any of the shareholder’s relative (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as detailed above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as a director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the company.

If you do not state whether or not you are a controlling shareholder or do not confirm whether or not you have personal interest, as applicable, your shares will not be voted for Proposal Nos. 2, 4, 6 or 7.

 - ii -

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting rights in the Company constitutes a quorum for purposes of the Meeting. In the absence of the requisite quorum of shareholders at the Meeting, the Meeting will be adjourned to the same day in the next week, at the same time and place, unless otherwise determined at the Meeting in accordance with the Company’s articles of association. At such adjourned meeting the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Only shareholders of record at the close of business on October 6, 2020, are entitled to notice of, and to vote at, the Meeting, or at any adjournment or postponement thereof.

A proxy statement describing the various matters to be voted on at the Meeting, along with a proxy card enabling the shareholders to indicate their vote on each matter, will be mailed on or about October 13, 2020 to all shareholders entitled to vote at the Meeting. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of Form 6-K and will be available on the Company’s website www.caesarstone.com. Proxies must be submitted to the Company’s transfer agent, American Stock Transfer & Trust Company of New York, New York, no later 11:59 p.m. EST on November 9, 2020, or to our officers no later than 8:00 a.m. (Israel time) on November 10, 2020. Proxies delivered to the Company or to its transfer agent following such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.  If your ordinary shares in the Company are held in “street name” (meaning held through a bank, broker or other nominee), you will be able to either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to enable you to participate in and to vote your shares at the Meeting (or to appoint a proxy to do so).

In accordance with the Companies Law, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to the Company’s offices, c/o Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, Attention: Ron Mosberg, General Counsel and Corporate Secretary, or by facsimile to +972-4-610-9331, no later than October 31, 2020. Any position statement received by the Company will be furnished to the SEC on Form 6-K and will be publicly available on the SEC’s website at www.sec.gov.

Kibbutz Sdot-Yam, MP Menashe 3780400, Israel October 1, 2020	BY ORDER OF THE BOARD OF DIRECTORS /s/ Ariel Halperin Dr. Ariel Halperin Chairman of the Board of Directors

 - iii -

CAESARSTONE LTD.

Kibbutz Sdot-Yam, MP Menashe 3780400, Israel

Tel: +972-4-636-4555

PROXY STATEMENT

General Information

This proxy statement (the “Proxy Statement”) and the accompanying proxy card are being furnished to the holders of ordinary shares, par value NIS 0.04 per share, of Caesarstone Ltd., an Israeli company (the “Company”), in connection with the solicitation of proxies by the board of directors of the Company (the “Board”), for use at the annual general meeting of shareholders of the Company (the “Meeting”) to be held on November 10, 2020, beginning at 5:00 pm Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel. You are entitled to notice of, and to vote at, the Meeting, if you held ordinary shares as of the close of business on October 6, 2020, the record date for the Meeting (the “Record Date”).

Proxy

Ophir Yakovian and Ron Mosberg, or either one of them, may be appointed as proxies by the shareholders entitled to vote at the Meeting with respect to the matters to be voted on at the Meeting.

All ordinary shares represented by properly executed proxies delivered to the Company by mail at its offices at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, Attention: Ron Mosberg, General Counsel and Corporate Secretary, or by facsimile to +972-4-6109331, or to its transfer agent, American Stock Transfer & Trust Company, LLC, by mail to 6201 15th Avenue, Brooklyn, New York 11219, will be voted as specified in the instructions indicated in such proxies. Proxies must be submitted to the Company’s transfer agent no later than 11:59 p.m. EST on November 9, 2020, or to our officers no later than 8:00 a.m. (Israel time) on November 10, 2020. Proxies delivered to the Company or to its transfer agent following such times will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.  If you are a shareholder of record as of the Record Date for the Meeting, subject to applicable law and the rules of the Nasdaq Stock Market (“Nasdaq”), if no instructions are indicated in such proxies with respect to any proposal, the shares represented by properly executed and received proxies will be voted “FOR” each of the Proposals, other than Proposal Nos. 2, 4, 6 and 7.  If you hold your shares in “street name” through a broker, bank or other nominee, you are considered, with respect to those shares, a beneficial owner. Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal No. 8 relating to the re-appointment of our independent auditors firm for the fiscal year ending December 31, 2020; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law 5759-1999, and regulations promulgated thereunder (the “Companies Law”) rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ordinary shares through a bank, broker or other nominee to instruct such bank, broker or other nominee how to vote its shares, if the shareholder wants its shares to count for the proposals.

Revocation of Proxies

A shareholder may revoke a proxy in one of the following ways: (i) by written notice of the revocation of the proxy delivered by mail to the Company at its offices at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, Attention: Ron Mosberg, General Counsel and Corporate Secretary, or by facsimile to +972-4-6109331, no later than 8:00 a.m. (Israel time) on November 10, 2020, or to its transfer agent, American Stock Transfer & Trust Company, LLC, by mail to 6201 15th Avenue, Brooklyn, New York 11219, no later than 11:59 p.m. EST on November 9, 2020,  canceling the proxy or appointing a different proxy, (ii) by written notice of the revocation of the proxy delivered at the Meeting to the chairman of the Meeting or (iii) by attending and voting in person at the Meeting. Attendance at the Meeting will not, in and of itself, constitute revocation of a proxy.

Shareholders Entitled to Vote – Record Date

Shareholders of record who held ordinary shares as of the Record Date are entitled to notice of, and to vote at, the Meeting. In addition, shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of the Company at the close of business on the Record Date, or which appears in the participant list of a securities depository on that date, are considered to be beneficial owners of shares held in “street name.” These proxy materials are being forwarded to beneficial owners by the bank, broker or other nominee that is considered the holder of record with respect to the Company’s ordinary shares. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Meeting, but may not actually vote their shares in person at the Meeting unless they first obtain a signed proxy from the record holder (that is, their bank, broker or other nominee) giving them the right to vote the shares.

              As of the Record Date, there were 35,537,992 ordinary shares issued (of which 1,103,096 ordinary shares are classified as treasury shares and do not have voting power).

Quorum and Required Vote

Pursuant to the Company’s Articles of Association (the “Articles”), the quorum required for the Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 25% of the Company’s voting power. If a quorum is not present within thirty (30) minutes from the time appointed for the Meeting, the Meeting shall stand adjourned to the same day at the same time and place in the following week, in which case the Company shall not be obligated to give notice to the shareholders of the adjourned meeting or to a day, time and place as the Board may decide if so specified in the notice of the meeting (the “Adjourned Meeting”). At such Adjourned Meeting any number of shareholders shall constitute a quorum for the business for which the original meeting was called.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner, as described above.  If you hold your shares in “street name” and do not provide your broker with specific instructions regarding how to vote on any proposal, your broker will not be permitted to vote your shares on the proposal, resulting in a “broker non-vote.”  Therefore, it is important for a shareholder that holds ordinary shares through a bank, broker or other nominee to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for the proposals.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each proposal.

The approval of Proposal No. 2 is subject to the fulfillment of one of the following additional voting requirements:

(iii)
a majority of the shares that are voted at the Meeting in favor of the proposal, excluding abstentions, includes a majority of the votes of shareholders present and voting who are not controlling shareholders or do not have a personal interest in the proposal, excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder; or

(iv)	the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

The approval of Proposal Nos. 4 and 7 is, subject to the fulfillment of one of the following additional voting requirements:

(i)
a majority of the shares that are voted at the Meeting in favor of the proposal, excluding abstentions, includes a majority of the votes of shareholders present and voting who are not controlling shareholders or do not have a personal interest in the approval of the proposal; or

(ii)	the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

In addition, the approval of Proposal No. 6 is, subject to the fulfillment of one of the following additional voting requirements:

(iii)
a majority of the shares that are voted at the Meeting in favor of the proposal, excluding abstentions, includes a majority of the votes of shareholders present and voting who do not have a personal interest in the approval of the proposal; or

(iv)	the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

In connection with Proposal Nos. 4 and 7, the Companies Law allows the board of directors of a company to approve such proposal even if the general meeting of shareholders has voted against its approval, provided that the company’s compensation committee, and thereafter its board of directors, each determines to approve it, based on detailed arguments, and after having reconsidered the matter and concluded that such action is in the best interest of the company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the company’s activities (other than by means of being a director or office holder of the company), including, with respect to Proposal Nos. 6 and 7, a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company.  Two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of the company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the company, or (ii) the right to appoint directors of the company or its chief executive officer.

2

A “personal interest” of a shareholder in an action or transaction of a company includes (i) a personal interest of any of the shareholder’s relative (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as detailed above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as a director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the company.

If you do not state whether or not you are a controlling shareholder or do not confirm whether or not you have personal interest, as applicable, your shares will not be voted for Proposal Nos. 2, 4, 6 or 7.  The enclosed form of proxy includes a box you can mark to confirm that you are not a “controlling shareholder” and do not have a personal interest in this matter, as applicable. If you do not mark this box, your vote will not be counted.   Other than Kibbutz Sdot-Yam and Tene (as defined below), we are not aware of controlling shareholders under the Companies Law in Caesarstone.

The Board unanimously recommends shareholders vote “FOR” each of the Proposals set forth in the Proxy Statement.

Except for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

Kibbutz Sdot-Yam, together with Tene (as defined below) are deemed the Company’s controlling shareholders as defined in the Companies Law and beneficially own together approximately 40.7% of the Company’s outstanding ordinary shares as of the Record Date. For more information on the arrangements between Kibbutz Sdot-Yam and Tene, please see under “Beneficial Ownership of Securities by Certain Beneficial Owners and Management” below.

On each matter submitted to the shareholders for consideration at the Meeting, only ordinary shares that are voted on such matter will be counted toward determining whether shareholders approved the matter. Ordinary shares present at the Meeting that are not voted on a particular matter (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders.

Each ordinary share is entitled to one vote on each proposal or item that comes before the Meeting. If two or more persons are registered as joint owners of any ordinary share, the right to vote at the Meeting and/or the right to be counted as part of the quorum for the Meeting shall be conferred exclusively upon the more senior among the joint owners attending the Meeting in person or by proxy. For this purpose, seniority shall be determined by the order in which the names appear in the Company’s share register.

How You Can Vote

•
Shareholders of Record. If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or you are listed as a shareholder in the Company’s share register), you can submit your vote by completing, signing and submitting a proxy card, which has or will be sent to you and which will be accessible at the ‘Investor Relations’ portion of the Company’s website, as described below under “Availability of Proxy Materials”.

Please follow the instructions on the proxy card. If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to Proposal Nos. 1, 3, 5 and 8, your shares will be voted in accordance with the recommendations of the Board. Furthermore, the persons named as proxies in the enclosed proxy card will vote in accordance with the recommendations of the Board on any other matters that may properly come before the Meeting.

Ballots will be passed out at the Meeting to anyone who wants to vote at the Meeting. If you choose to do so, please bring the enclosed proxy card or proof of identification. If you are a shareholder of record and your shares are held directly in your name, you may vote in person at the Meeting.

•
Shareholders Holding in “Street Name”.  If you hold ordinary shares in “street name” through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with the voting instructions on your voting instruction card. Please follow the instructions on the voting instruction card received from your bank, broker or nominee. You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the Internet if your voting instruction card describes such voting methods. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions. It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for the proposal.

3

You may also vote in person at the Meeting.  However, because a beneficial owner is not a shareholder of record, you must first obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Even if you plan to attend the Meeting, the Company recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend the Meeting.

Voting Results

The preliminary voting results will be announced at the Meeting.  The final voting results will be tallied by the Company’s General Counsel and Secretary based on the information provided by the Company’s transfer agent or otherwise and will be published following the Meeting on a Form 6-K that will be furnished to the SEC.

Proxy Solicitation

The Company will bear the costs of solicitation of proxies for the Meeting. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company. Proxies must be submitted to the Company’s transfer agent no later than 11:59 p.m. EST on November 9, 2020, or to our officers no later than 8:00 a.m. (Israel time) on November 10, 2020. Proxies delivered to the Company or to its transfer agent following such times will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

Availability of Proxy Materials

Copies of the proxy card, the Notice of the Annual General Meeting of Shareholders and this Proxy Statement are available at the ‘Investor Relations’ section of our Company’s website, www.caesarstone.com. The contents of that website are not a part of this Proxy Statement.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information regarding compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2019, please see Item 6 B. of our annual report on Form 20-F for the year ended December 31, 2019, which was filed with the SEC on March 23, 2020, and is accessible through the Company’s website at www.caesarstone.com or through the SEC’s website at www.sec.gov.

4

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of the date indicated below, by each person who we know beneficially owns more than 5.0% of our outstanding ordinary shares.

Beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and includes any ordinary shares over which a person has or shares voting or investment power (including the power to dispose). For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of October 6, 2020, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The table assumes 34,434,896 ordinary shares issued and outstanding as of October 6, 2020.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Held
Mifalei Sdot-Yam Agricultural Cooperative Society Ltd. (1)(3)	14,029,494	40.7%
Tene Investment in Projects 2016, L.P.(2)(3)	14,029,494	40.7%
The Phoenix Holdings Ltd. (4)	1,893,810	5.5%
All current directors and executive officers as a group (23 persons) (5)	14,497,198	42.1%

* Less than 1 percent.

(1) Based on a Schedule 13D/A filed on October 28, 2019 by Mifalei Sdot-Yam Agricultural Cooperative Society Ltd. (“Mifalei Sdot-Yam”). Mifalei Sdot-Yam is controlled by Sdot-Yam Business, Holding and Management – Agricultural Cooperative Society Ltd., which is in turn controlled by Kibbutz Sdot-Yam. Mifalei Sdot-Yam holds shared voting power, over 14,029,494 ordinary shares and sole dispositive power over 10,440,000 ordinary shares. No individual member of Mifalei Sdot-Yam has dispositive power or casting vote over the ordinary shares. The Economic Council elected by the members of Kibbutz Sdot-Yam manages the economic activities and strategy of Kibbutz Sdot-Yam. The Economic Council takes its decisions by majority vote and currently has eleven members, including Shai Bober and Tom Pardo Izhaki, which are directors on our board. The address of Kibbutz Sdot-Yam is MP Menashe 3780400, Israel. Our board of directors operates independently from the Economic Council.

Kibbutz Sdot-Yam is a communal society, referred to in Hebrew as a “kibbutz” (plural “kibbutzim”) with approximately 497 members and an additional 384 residents located in Israel on the Mediterranean coast between Tel Aviv and Haifa. Established in 1940, Kibbutz Sdot-Yam is a largely self-governed community of members who share certain social ideals and professional interests on a communal basis. Initially, the social idea behind the formation of the kibbutzim in Israel was to create a communal society in which all members share equally in all of the society’s resources and which provides for the needs of the community. Over the years, the structure of the kibbutzim has evolved, and today there are a number of different economic and social arrangements adopted by various kibbutzim.

Today, each member of Kibbutz Sdot-Yam continues to own an equal part of the assets of the Kibbutz. The members of Kibbutz Sdot-Yam are engaged in a number of economic activities, including agriculture, industrial operations and outdoor venue operations. A number of Kibbutz members are engaged in professions outside the Kibbutz. The Kibbutz is the owner and operator of several private companies. The Kibbutz community holds in common all land, buildings and production assets of these companies.

Some of the members of Kibbutz Sdot-Yam work in one of the production activities of Kibbutz Sdot-Yam, according to the requirements of Kibbutz Sdot-Yam and the career objectives of the individual concerned. Other members work outside of Kibbutz Sdot-Yam in businesses owned by other entities. Each member receives income based on the position the member holds and his or her economic contribution to the community, as well as on the size and composition of his or her family. Each member’s income depends on the income of Kibbutz Sdot-Yam from its economic activities. Each member has a personal pension fund that is funded by Kibbutz Sdot-Yam, and all accommodation, educational, health and old age care services, as well as social and municipal services, are provided either by or through Kibbutz Sdot-Yam and are subsidized by Kibbutz Sdot-Yam.

The elected Economic Council is the key economic decision-making body of Kibbutz Sdot-Yam. Kibbutz Sdot-Yam also has a General Secretary (chairman) and other senior officers, all of whom are elected by the members of Kibbutz Sdot-Yam at its General Meeting for terms of seven years. A meeting of the members of the Kibbutz may remove a member of the Economic Council by simple majority vote.

As of December 31, 2019, 44 of our employees, or 2.9% of our total workforce, are also members of Kibbutz Sdot-Yam.

5

(2) Based on a Schedule 13D/A filed on October 28, 2019 and on information provided to the Company by the beneficial owner, Tene Investment in Projects 2016, L.P. (“Tene”) has shared voting power over 14,029,494 ordinary shares and shared dispositive power over 5,589,494, consisting of (i) 3,589,494 ordinary shares, which it directly owns, and (ii) 2,000,000 ordinary shares underlying an immediately exercisable call option (“Call Option”) from Mifalei Sdot-Yam, which it directly owns pursuant to the Shareholders’ Agreement (as defined below) with Mifalei Sdot-Yam. Pursuant to the Shareholders’ Agreement, Tene also shares voting power over 10,440,000 Ordinary Shares beneficially owned by Mifalei Sdot-Yam. Dr. Ariel Halperin is the sole director of Tene Growth Capital III (G.P.) Company Ltd. (“Tene III”), which is the general partner of Tene Growth Capital 3 (Fund 3 G.P.) Projects, L.P (“Tene III Projects”), which is the general partner of Tene. Dr. Halperin is also a member of our board of directors.  Each of Dr. Halperin, Tene III and Tene III Projects may thus be deemed to share voting power over the 14,029,494 ordinary shares and dispositive power over the 5,589,494 ordinary shares, in each case, beneficially owned by Tene.

(3) On October 13, 2016, based on approval from the Israeli Antitrust Commission, Mifalei Sdot-Yam and Tene entered into the shareholders’ agreement (“Shareholders’ Agreement”), memorialized in a term sheet signed by Mifalei Sdot-Yam and Tene on September 5, 2016 and further amended on February 20, 2018. Pursuant to the Shareholders’ Agreement:

●
The parties agreed to vote at general meetings of our shareholders in the same manner, following discussions intended to reach an agreement on any matters proposed to be voted upon, with Tene determining the manner in which both parties will vote if no agreement is reached, except with respect to certain carved-out matters, with respect to which Mifalei Sdot-Yam will determine the manner in which both parties will vote if no agreement is reached.

●
The parties agreed to use their best efforts to prevent any dilutive transactions that would reduce Mifalei Sdot-Yam’s holdings in us below 26% on a fully diluted basis, provided that such agreement will not apply as of the date on which the percentage of Mifalei Sdot-Yam’s holdings decreases below 26% of our outstanding shares on a fully diluted basis, for any reason whatsoever, or if Mifalei Sdot-Yam receives a satisfactory written certification from the Israel Land Authority permitting Mifalei Sdot-Yam’s holdings in us to decrease below 26%. Subject to certain exceptions, Mifalei Sdot-Yam will also continue to hold at least 6,850,000 of our ordinary shares for the seven-year term of the Shareholders’ Agreement, and in no case fewer than the number of ordinary shares that would permit Tene to exercise the Call Option in full.

●
The parties agreed to use their best efforts to cause that at least four directors be elected to our board (one identified by Mifalei Sdot-Yam, two identified by Tene and another identified by Mifalei Sdot-Yam with Tene’s consent), provided that the parties will not propose a resolution at a general meeting of our shareholders that will contradict a recommendation of our board on elections.

●	The parties granted each other certain tag-along rights with respect to their dispositions of ordinary shares.

(4) Based on Schedule 13G/A filed with the SEC on February 18, 2020 by the Phoenix Holdings Ltd., as of December 31, 2019, the Phoenix Holdings Ltd. held shared voting and dispositive power over 1,893,810 ordinary shares. These ordinary shares are beneficially owned by various direct or indirect, majority or wholly owned subsidiaries of the Phoenix Holding Ltd. (the “Subsidiaries”).  The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients.  Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The address of the Phoenix Holding Ltd. is Derech Hashalom 53, Givataim, 53454, Israel.

(5) Includes 14,029,494 ordinary shares beneficially owned by Tene. As further described above in footnote (2), each of Dr. Halperin, Tene III, Tene III Projects may be deemed to share voting power over the 14,029,494 ordinary shares and dispositive power over the 5,589,494 ordinary shares, in each case, beneficially owned by Tene.

As of the Record Date, our directors and executive officers held, in the aggregate, 919,750 ordinary shares subject to outstanding equity awards (including outstanding options and unvested RSUs), which amount includes options currently exercisable for 417,125 ordinary shares. The options have a weighted average exercise price of $21.0 per share and have expiration dates until 2026. As of the Record Date, 659,595 ordinary shares remained reserved for future grants under our 2011 Incentive Compensation Plan.

6

CORPORATE GOVERNANCE

Under our Articles, the number of directors on the Company’s Board is fixed at not less than seven and not more than 11 members. The minimum and maximum number of directors may be changed, at any time and from time to time, by a simple majority vote of our shareholders at a shareholders’ meeting. Currently, there are nine directors serving on the Board. If Proposal Nos. 1 and 2 are approved at the Meeting, following the Meeting there will be 11 directors serving on the Board. If Proposal No. 2 is approved, the terms of the current external director nominees, Ms. Nurit Benjamini and Ms. Lily Ayalon, will commence on December 1, 2020, while the terms of our outgoing external directors, Ms. Irit Ben-Dov and Dr. Ofer Borovsky, will expire on March 21, 2021, thereby resulting in a temporary board composition of 11 directors between the period beginning December 1, 2020 and ending March 21, 2021.

Our nominating committee is currently composed of Dr. Ofer Borovsky, Ms. Irit Ben-Dov and Mr. Ronald Kaplan, each of whom has been determined by the Board to be independent under the corporate governance standards of Nasdaq.

At the Meeting, the shareholders will be asked to re-elect seven directors and elect two external directors that were nominated by the nominating committee and by our Board.

Under the corporate governance standards of Nasdaq, a majority of our directors must meet the independence requirements specified in those rules. Following the Meeting, assuming the election of all nominees, our Board will consist of 11 members, seven of whom will be independent under the Nasdaq rules. Specifically, our Board has determined that Messrs. Roger Abravanel, Ronald Kaplan, Ofer Tsimchi, Ofer Borovsky, Ms. Irit Ben-Dov, Nurit Benjamini and Lily Ayalon meet the independence standards under the Nasdaq rules. In reaching this conclusion, the Board determined that none of these directors has a relationship that would preclude a finding of independence and any relationships that these directors have with us do not impair their independence.

Our audit committee and the Board further determined that Mr. Ofer Tsimchi meets the independence requirements of the Companies Law and will serve as an independent director under the Companies Law.

              Each of the director nominees has certified to us that he or she complies with all requirements under the Companies Law for serving as a director (and, in the case of Mr. Ofer Tsimchi, for serving as an independent director under the Companies Law). Such certifications will be available for inspection at the Meeting.

Under the Companies Law, two of our directors are required to be external directors. Dr. Ofer Borovsky and Ms. Irit Ben-Dov are currently serving three-year terms as external directors of the Company, which commenced on March 21, 2018 and, accordingly, is set to expire on March 21, 2021. If Proposal No. 2 is approved, Ms. Nurit Benjamini and Ms. Lily Ayalon will be appointed as external directors of the Company, and their terms will commence on December 1, 2020. Under the Companies Law, the board of directors of a public company is required to determine the minimum number of directors with “accounting and financial expertise” who will serve on the board. The Board determined that at least one director must have “accounting and financial expertise”, as such term is defined by regulations promulgated under the Companies Law. The Board determined that each of Mr. Ofer Borovsky, Ms. Irit Ben-Dov, Ms. Nurit Benjamini and Ms. Lily Ayalon has “accounting and financial expertise”. Our Board has further determined that each of Mr. Ofer Borovsky, Ms. Irit Ben-Dov, Ms. Nurit Benjamini and Ms. Lily Ayalon qualifies as an “audit committee financial expert,” as defined by the rules of the SEC and has the requisite financial experience required by the Nasdaq rules. Each member of the audit committee meets the additional independence requirements of Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Company’s audit committee (the “Audit Committee”) met ten times since last year’s annual general meeting. The Company’s compensation committee (the “Compensation Committee”) met eight times since last year’s annual general meeting. The nominating committee met four times since last year’s annual general meeting. Our Board met twelve times since last year’s annual general meeting. Each of our directors nominated for re-election have attended more than 95% of the meetings of the Board and its committees on which they served since last year’s annual general meeting.

As approved at our 2014 and 2015 annual general meetings of shareholders and effective as of such dates, each of our directors (not including Dr. Ariel Halprin, Mr. Roger Abravanel and Mr. Ronald Kaplan), is entitled to an annual fee of NIS 120,000, subject to the limitation discussed below (the “Annual Fee”), and payment of NIS 3,350 per meeting, for participating in meetings of the Board and committees of the Board (the “Participation Compensation”). The Annual Fee will not exceed the maximum annual fee of an expert external director set forth in the Companies Regulations (Rules regarding Compensation and Expenses of External Directors), 5760 – 2000 as adjusted by the Companies Regulations (Reliefs for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760 – 2000 (together, the “Israeli Companies Regulations”). In the case of an external director, who does not qualify as an expert in accordance with the Israeli Companies Regulation, the Annual Fee will not exceed the maximum annual fee of an external director set forth in the Israeli Companies Regulations. The Participation Compensation for resolutions that will be adopted without an actual convening (unanimous written resolutions) and for participation through media communication will be reduced as follows: (1) for resolutions that will be adopted without an actual convening, the Participation Compensation will be reduced to 50%; and (2) for participation through media communication, the Participation Compensation will be reduced to 60%.

7

Further, as approved at our 2016 annual general meeting of shareholders and effective as of such date, Mr. Roger Abravanel is entitled to an annual fee of US$100,000 and an additional per meeting fee of US$2,500 for participation in meetings of the Board and committees of the Board. In addition, Mr. Ronald Kaplan is entitled to an annual fee of US$75,000 and an additional per meeting fee of US$2,500 for participation in meetings of the Board and committees of the Board. Participating fees for meetings held through media communication will be reduced by 50% and for meetings by written consent will be reduced to 25%.

As approved at our 2017 annual general meeting of shareholders and effective as of such date, Dr. Ariel Halperin, our chairman of the Board, is entitled to an annual fee in the amount of NIS 750,000 (approximately $216,000), payable in equal quarterly installments.

The Participation Compensation and the Annual Fee described above are inclusive of all expenses incurred by a director in connection with his or her participation in a meeting held at the Company’s offices in Israel or at the director’s residence area or with regard to resolutions resolved by written consent or meeting via a teleconference; provided, however, that with respect to independent directors residing outside of Israel (other than Chairman of our Board and external directors), their travel and lodging expenses related to their participation in and physical attendance at any Board or Board committee meeting will be borne by the Company. In addition, directors will be entitled to reimbursement for traveling expenses when traveling abroad on behalf of the Company and other expenses incurred in the performance of their duties and other services to the Company.

Further, at our 2017 annual general meeting of shareholders, we granted 3,750 options to purchase our ordinary shares to each of our directors (other than Chairman of our Board), and granted 33,000 options to purchase our ordinary shares to Dr. Halperin, our chairman of the Board, each with an exercise price of $28.65, the closing price of our ordinary shares on Nasdaq as of shareholders’ approval date. The options have been granted in accordance with, and subject to, all terms and conditions of the applicable Company’s incentive plan and the Company's customary option agreement, including, among other things, provisions for adjustment of the exercise price due to dividend distribution, and provisions for the acceleration of the vesting of the options the event we undergo a change of control. The options vested in three (3) equal annual installments, on August 1, 2018, August 1, 2019 and August 1, 2020.

The Company purchases directors’ and officers’ liability insurance for its directors and executive officers, as approved by our shareholders and consistent with our compensation policy. In addition, the Company released its directors from liability and committed to indemnify them to the fullest extent permitted by law and its Articles, and provided them with exemption and indemnification agreements for this purpose. The current form of Letter of Exemption and Indemnification was filed as Exhibit 4.21 to our annual report on Form 20-F for the year ended December 31, 2019, filed with the SEC on March 23, 2020, and is available on the SEC website at www.sec.gov.

Any director elected at the Meeting would be remunerated in the manner described above, and would benefit from the insurance, indemnification and release discussed above.

Each director, who is not an external director, holds office until the annual general meeting of our shareholders in the subsequent year unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she is removed from office as described below.

Under our Articles, the directors who are serving in office will be entitled to act even if a vacancy occurs on the Board. However, should the number of directors, at the time in question, become less than the minimum set forth in our Articles, the remaining director(s) will be entitled to act for the purpose of filling the vacancies which will have occurred on the Board or for convening a general meeting, but not for any other purpose.

8

PROPOSAL ONE

APPROVAL OF THE RE-ELECTION OF DIRECTORS

Background

At the Meeting, the shareholders will be asked to re-elect the following persons to serve as directors of the Company until the next annual general meeting of shareholders of the Company: Ariel Halperin, Dori Brown, Roger Abravanel, Ronald Kaplan, Ofer Tsimchi, Shai Bober and Tom Pardo Izhaki.

Ariel Halperin (65) has served as our Chairman of the board of directors since December 2016. Dr. Halperin previously served as our director from December 2006 to May 2013. He has served as the senior managing partner of Tene Investment Funds, an Israeli private equity fund focusing on established growth companies with leading global market positions, since 2004 and as a founding partner in Tenram Investments Ltd. a private investment company engaged in domestic and foreign real estate investments since 2000. From 1992 to 2000, Dr. Halperin led negotiations related to the Kibbutzim Creditors Agreement serving as trustee for the Israeli government, Israeli banks and the Kibbutzim. Dr. Halperin currently serves as a director of several Tene Investment Funds' portfolio companies, including Hanita Coatings Ltd., Ricor Cryogenic & Vacuum Systems L.P., Qnergy Ltd., Gadot Chemical Terminals (1985) Ltd. and Merhav Agro Ltd. Dr. Halperin holds a B.A. in Mathematics and Economics and Ph.D. in Economics from The Hebrew University of Jerusalem in Israel and a Post-Doctorate in Economics from the Massachusetts Institute of Technology in Cambridge, Massachusetts.

Dori Brown (48) has served as our director since December 2016. Mr. Brown previously served as our director from December 2006 to March 2012.  Mr. Brown joined Tenram Investment Ltd. as an associate in 2001 and became a partner in 2003. Mr. Brown is one of the founding partners of Tene Investment Funds and has acted as managing partner since 2004. Mr. Brown currently serves as a director of several Tene Investment Funds' portfolio companies, including Hanita Coatings Ltd, Chromagen Agricultural Cooperative Ltd. and Field Produce Ltd. Mr. Brown holds an LL.B. degree from Bar Ilan University, Israel.

Roger Abravanel (73) has served as our director since December 2016. Mr. Abravanel retired from McKinsey & Company, a global management consulting firm, which he joined in 1972 and where he had become a principal in 1979 and a director in 1984. Mr. Abravanel has provided consulting services to Israeli and Italian private and venture capital funds throughout his career. Mr. Abravanel served as a director of Teva Pharmaceutical Industries Ltd. (TASE: TEVA), a multinational pharmaceutical company, from 2007 to 2017, as a director of COFIDE—Gruppo De Benedetti SpA., an Italian holding company active in the healthcare and automotive industries, from 2008 until 2013, as a director of Luxottica Group SpA., an Italian premium, luxury and sports eyewear conglomerate, from 2006 to 2014, and as a director of Admiral Group plc, a car insurance provider in the U.K., from 2012 until 2015. Mr. Abravanel currently serves as a director of Banca Nazionale del Lavoro (a subsidiary of BNP Paribas), and as a director at the Phoenix Holdings Ltd. Mr. Abravanel received a B.Sc. degree in chemical engineering from the Polytechnic University in Milan in 1968 and an M.B.A. from INSEAD (with distinction) in 1972.

Ronald Kaplan (68) has served as our director since December 2015. Mr. Kaplan has served as chairman of the board of directors of Trex Company, Inc. (NYSE: TREX), a major manufacturer of wood-alternative decking, railings and other outdoor items made from recycled materials, since August 2015. From May 2010 to August 2015, Mr. Kaplan served as Chairman, President and Chief Executive Officer of Trex Company, Inc. From January 2008 to May 2010, Mr. Kaplan served as a director and President and Chief Executive Officer of Trex Company, Inc. From February 2006 through December 2007, Mr. Kaplan served as Chief Executive Officer of Continental Global Group, Inc., a manufacturer of bulk material handling systems. For 26 years prior to this, Mr. Kaplan was employed by Harsco Corporation (NYSE: HSC), an international industrial services and products company, at which he served in a number of capacities, including as senior vice president, operations, and, from 1994 through 2005, as President of Harsco Corporation’s Gas Technologies Group, which manufactures containment and control equipment for the global gas industry. Mr. Kaplan received a B.A. in economics from Alfred University and a M.B.A. from the Wharton School of Business, University of Pennsylvania.

Ofer Tsimchi (60) has served as our director since December 2014.  He is a managing partner of Danbar Group Ltd., a management services firm, which he co-founded in 2006. Mr. Tsimchi served as the Executive Chairman of the Board of Polysack Plastic Industries Ltd., which develops and manufactures film products for high-shrink labels, candy wrappers and agro-textiles, from 2008 to 2011. Mr. Tismchi has been a director of Redhill Biopharma (Nasdaq: RDHL), a specialty biopharmaceutical company focused on gastrointestinal diseases, since 2011, Maabarot Products Ltd., Israel’s leading developer, manufacturer, and marketer of a wide range of advanced nutrition and health products for people and pets, since 2014, and Kidron Industrial Materials Ltd., a manufacturer of chemical preparations, since 2003. From 2003 until 2005, he served as director and Chief Executive Officer of Kidron Industrial Holdings Ltd. Group, a manufacturer of precision molded plastic products and components.  From 2002 until 2003, Mr. Tismchi was a Business Development Manager of ProSeed Capital Fund, a venture capital firm. From 2000 until 2001, Mr. Tismchi acted as the Chief Executive Officer of Insider Financial Services Ltd. From 1997 until 2000, Mr. Tsimchi served as the Chief Executive Officer of Inbar Moulded Fiberglass and from 1993 until 1997 as its Vice President of Marketing and Sales. He was the Community Director and Secretary of Kibbutz Hamadia from 1990 until 1993. Mr. Tsimchi holds a B.Sc. in Economics and Agriculture from the Hebrew University, Israel.

9

Shai Bober (45) has served as the business manager of Kibbutz Sdot-Yam since June 2019. From 2014 to 2019, Mr. Bober served as Caesarstone’s maintenance manager. From 2008 to 2003, Mr. Bober served as an electrical and control system engineer in our plants in Israel and in the U.S. Mr. Bober serves as a director on the financial committee of Kibbutz Sdot-Yam and as Chief Executive Officer of Kibbutz Sdot-Yam Energy Company Ltd. Mr. Bober holds a Bachelor of Technology degree, in Electrical and Electronics Engineering, from the Afeka Academic College of Engineering, Israel.

Tom Pardo Izhaki (37) has served as the Chief Financial Officer of Kibbutz Sdot-Yam since 2017. From 2013 to 2017, Ms. Pardo Izhaki served as the Chief Financial Officer of the A.T. Group. From 2008 to 2013, she served as a supervisor of the department of assurance services at PWC Israel and, from 2002 to 2008, in a senior bookkeeping role at Sdot-Yam Marble & Tiles Ltd. Ms. Pardo Izhaki holds a B.A. in Economics and Accounting from Haifa University, and an M.A. in Accounting from Bar-Ilan University, Israel. Ms. Pardo Izhaki is qualified as a Certified Public Accountant in Israel.

If this Proposal No. 1 is approved, following the re-election of each of the nominees, the compensation terms of the director nominees shall remain unchanged, as set forth in the section herein titled “Corporate Governance”.

Proposed Resolutions

We are therefore proposing to adopt the following resolution:

 “RESOLVED, to approve the re-election of each of Messrs. Ariel Halperin, Dori Brown, Roger Abravanel, Ronald Kaplan, Ofer Tsimchi, Shai Bober and Tom Pardo Izhaki, to serve as directors of the Company until the next annual general meeting of shareholders of the Company.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

10

PROPOSAL TWO

ELECTION OF EXTERNAL DIRECTORS AND APPROVAL OF CASH COMPENSATION TERMS

At the Meeting, shareholders will be asked to elect each of Ms. Nurit Benjamini and Ms. Lily Ayalon as external directors of the Company, for a three-year term, commencing on December 1, 2020.

Nurit Benjamini (53) is a nominee to serve as our external director under the Companies Law. Ms. Benjamini currently serves as the Chief Financial Officer of Crazy Labs Ltd., a company that creates fresh mobile content since December 2013. From 2011 to 2013, Ms. Benjamini served as the Chief Financial Officer of Wix.com (Nasdaq: WIX); from 2007 to 2011, she served as the Chief Financial Officer of CopperGate Communications Ltd., now Sigma Designs Israel Ltd., a subsidiary of Sigma Designs Inc. (Nasdaq: SIGM) and from 2000 to 2007, she served as the Chief Financial Officer of Compugen Ltd. (Nasdaq:CGEN). Prior to the year 2000, Ms. Benjamini served as the Chief Financial Officer of Phone-Or Ltd. and Aladdin Knowledge Systems Ltd. and as the Chief Financial Analyst and Economist for Cubital Ltd. Ms. Benjamini currently serves as the chairperson of the audit committee, and on the board of directors of RedHill Biopharma Ltd. (Nasdaq: RDHL), as an external director and the chairperson of the audit committee of BiolineRx Ltd. (Nasdaq: BLRX), and on the board of directors of Allot Communications Ltd. (Nasdaq: ALLT). Ms. Benjamini earned both a B.A. degree in economics and business and an M.B.A. in finance from Bar Ilan University, Israel.

Lily Ayalon (55) is a nominee to serve as our external director under the Companies Law. Ms. Ayalon currently serves on the board of directors for Discount Investment Corporation Ltd. and Delshah Capital Limited, and as an external director for numerous public companies including, Shikun & Binui Ltd., Ilex Medical Ltd. (TASE: ILX) and Lodzia Rotex Investment Ltd. (TASE: LODZ). From 2010 to 2015, Ms. Ayalon served as the Senior Deputy Director General of the Government Companies Authority; from 2006 to 2008, she served as the Deputy Chief Executive Officer and Executive Directory of a subsidiary of the New Hamashbir Group Ltd. and from 2004 to 2006, she served as the Chief Financial Officer of Amot Investments. Ms. Ayalon is a certified public accountant and earned both a B.A. degree in accounting and economics and an M.B.A in finance from the Hebrew University of Jerusalem, Israel.

An external director is entitled to compensation and reimbursement of expenses in accordance with regulations promulgated under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with serving as a director except for certain exculpation, indemnification and insurance provided by the company, as specifically allowed by the Israeli Companies Regulations. In the case of our external directors, and if duly elected by the shareholders, we have elected to pay our incoming external directors the amounts set forth in the section herein titled “Corporate Governance”, which amounts are between the minimum and maximum rates specified in the annexes of the Israeli Companies Regulations, as well as in the form of equity grants as proposed under Proposal No. 5.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to elect each of Ms. Nurit Benjamini and Ms. Lily Ayalon to serve as external directors of the Company, for a three-year term, commencing on December 1, 2020, and to approve their terms of cash compensation.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

11

PROPOSAL THREE

APPROVAL OF THE ADOPTION OF THE COMPANY’S
2020 SHARE INCENTIVE PLAN

Background

We are asking our shareholders to approve the 2020 Caesarstone Share Incentive Plan (the “2020 Plan”) and its material terms to allow us to continue to offer competitive equity-based compensation awards to employees, directors, consultants, service providers and other entities determined by the Board. The Company’s Board approved and adopted the 2020 Plan, subject to the approval of the 2020 Plan by the Company’s shareholders.  If approved by our shareholders at the Meeting, the 2020 Plan will become effective as of the date of the Meeting, will replace our 2011 Incentive Compensation Plan (the “2011 Plan”) and will continue in effect for a period of ten (10) years from the date of the Meeting. Following the adoption and effectiveness of the 2020 Plan, no further grants will be made under the 2011 Plan.  The termination of the 2011 Plan will not affect outstanding awards previously issued thereunder, and such awards will continue to be governed by the terms of the 2011 Plan.  If our shareholders do not approve the 2020 Plan, we will continue to use our 2011 Plan until its expiration date, following which we would be restricted in our ability to successfully attract and retain highly skilled employees, including members of our management team. The alternative to using equity awards for retention and incentive purposes would be to increase cash compensation.  We do not believe increasing cash compensation to make up for any shortfall in equity awards would be practicable or advisable because we believe that a combination of equity and cash compensation provides a more effective compensation vehicle than cash alone for attracting, retaining and motivating our employees and that equity awards align employee and shareholder interests.

The Board and the Compensation Committee believe that the adoption of the 2020 Plan is in the best interests of the Company because equity-based compensation generally provides employees with long-term exposure to the Company’s performance and aligns employees’ interests with those of our shareholders.  In addition, we believe that our future success depends, in large part, on our ability to maintain a competitive position in attracting, retaining and motivating key personnel and out equity award program is a primary vehicle for offering long-term incentives to our employees. The purpose of the 2020 Plan is to promote the achievement of both short-term and long-term objectives of the Company by (a) aligning compensation of participants with the interests of Company shareholders, (b) enhancing the interest of participants in the growth and success of the Company, and (c) attracting and retaining participants of outstanding competence.

We maintain our 2011 Plan, which was adopted by our Board in July 2011 and shall expire in July 2021. The 2011 Plan provided for the grant of options to our directors, officers, employees, consultants, advisers and service providers. As of October 6, 2020, the number of ordinary shares underlying outstanding equity awards allocated under the 2011 Plan was 2,615,405 ordinary shares, and 659,595 ordinary shares remained available for future grants under the 2011 Plan.

We propose to adopt the 2020 Plan as the new equity incentive plan of the Company. The following summary of the material terms and conditions of the proposed 2020 Plan is qualified in its entirety by reference to the full text of the 2020 Plan, which is attached as Appendix A hereto:

Authorized Shares.    The maximum aggregate number of our shares available for issuance as awards under the 2020 Plan will be (i) 2,500,000 authorized but unissued shares, plus (ii) any shares that remain available for issuance under the 2011 Plan as of the date of the Meeting, which shall not exceed 1,000,000 shares. However, except subject to certain adjustments, in no event will more than 3,500,000 shares be available for issuance pursuant to the exercise of incentive stock options.  In the event the 2020 Plan is adopted at the Meeting, no further grants or awards will be made under the 2011 Plan; however, awards made under the 2011 Plan before the date of the Meeting will continue in effect in accordance with their terms. Furthermore, any shares underlying awards granted pursuant to the 2011 Plan that have expired, or were cancelled, terminated, forfeited or settled in cash in lieu of issuance of shares, without having been exercised, will automatically, and without any further action by the Company or the grantee, be available again for grant of awards pursuant to the 2020 Plan, unless the Board determines otherwise.

Administration.    Our compensation committee will administer the 2020 Plan. Under the 2020 Plan, the administrator has the authority, subject to applicable law, to interpret the terms of the 2020 Plan and any award agreements or awards granted thereunder, designate recipients of awards, determine and amend the terms of awards, including the exercise price of an option award (unless such amendment increases the exercise price or reduces the number of shares underlying an award, which shall then require the consent of the applicable grantee), the fair market value of an ordinary share, the time and vesting schedule applicable to an award or the method of payment for an award, accelerate or amend the vesting schedule applicable to an award, prescribe the forms of agreement for use under the 2020 Plan and take all other actions and make all other determinations necessary for the administration of the 2020 Plan. The administrator also has the authority to amend and rescind rules and regulations relating to the 2020 Plan or terminate the 2020 Plan at any time before the date of expiration of its ten-year term.

Eligibility.    The 2020 Plan provides for granting awards under various tax regimes, including, without limitation, in compliance with Section 102 of the Israeli Income Tax Ordinance (New Version), 5721-1961 (the "Ordinance"), and Section 3(i) of the Ordinance and for awards granted to our United States employees or service providers, including those who are deemed to be residents of the United States for tax purposes, Section 422 of the Code and Section 409A of the Code.

12

Section 102 of the Ordinance allows employees, directors and officers who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options. Our non-employee service providers and controlling shareholders may only be granted options under section 3(i) of the Ordinance, which does not provide for similar tax benefits.

Grant.    All awards granted pursuant to the 2020 Plan will be evidenced by an award agreement, in a form approved, from time to time, by the administrator in its sole discretion. The award agreement will set forth the terms and conditions of the award, including the type of award, number of shares subject to such award, vesting schedule and conditions (including performance goals or measures) and the exercise price, if applicable. Certain awards under the 2020 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards.

Each award will expire seven years from the date of the grant thereof, unless such shorter term of expiration is otherwise designated by the administrator.

Awards.    The 2020 Plan provides for the grant of stock options (including incentive stock options and nonqualified stock options), ordinary shares, restricted shares, restricted share units and other share-based awards. Options granted under the 2020 Plan to our employees who are U.S. residents may qualify as "incentive stock options" within the meaning of Section 422 of the Code, or may be non-qualified stock options. The exercise price of a nonqualified and incentive stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders).

Exercise.    An award that is exercisable under the 2020 Plan may be exercised by providing the company with a written notice of exercise that specifies the number of shares with respect to which the award is being exercised and with full payment of the exercise price for such shares underlying the award, if applicable, or in such form and method as may be determined by the administrator and permitted by applicable law. An award may not be exercised for a fraction of a share. The exercise price shall be paid either in cash; by the delivery of an irrevocable direction to a securities broker to sell shares and to deliver all or part of the sales proceeds to the Company or the trustee for all or part of the exercise price and any withholding taxes; or if the administrator determines, by means of a broker-assisted “cashless exercise”. Unless otherwise determined by the administrator, all options will be exercised using a cashless exercise mechanism.

Transferability.    Other than by will, the laws of descent and distribution or as otherwise provided under the 2020 Plan, neither the options nor any right in connection with such options are assignable or transferable.

Termination of Employment.    In the event of termination of a grantee's employment or service with the company or any of its affiliates, all vested and exercisable awards held by such grantee as of the date of termination may be exercised within one hundred and twenty (120) days after such date of termination, unless otherwise determined by the administrator, but in any event no later than the date of expiration of the award’s term. After such one hundred and twenty day (120) period, all such unexercised awards will terminate and the shares covered by such awards shall again be available for issuance under the 2020 Plan.

In the event of termination of a grantee's employment or service with the company or any of its affiliates due to such grantee's death, permanent disability or retirement, all vested and exercisable awards held by such grantee as of the date of termination may be exercised by the grantee or the grantee's legal guardian, estate, or by a person who acquired the right to exercise the award by bequest or inheritance, as applicable, within twelve months after such date of termination, unless otherwise provided by the administrator, but in any event no later than the date of expiration of the award’s term. Any awards which are unvested as of the date of such termination or which are vested but not then exercised within the twelve month period following such date, will terminate and the shares covered by such awards shall again be available for issuance under the 2020 Plan.

In the event of termination of a grantee’s employment or service on due to such grantee’s retirement, all exercisable awards held by such grantee as of the date of retirement may be exercised at any time within the three (3) month period after the date of such retirement, unless otherwise determined by the administrator.

Notwithstanding any of the foregoing, if a grantee's employment or services with the company or any of its affiliates is terminated for "cause" (as defined in the 2020 Plan), all outstanding awards held by such grantee (whether vested or unvested) will terminate on the date of such termination and the shares covered by such awards shall again be available for issuance under the 2020 Plan, unless otherwise determined by the administrator.

13

Transactions.    In the event of a share split, reverse share split, share dividend, recapitalization, combination or reclassification of our shares, or any other increase or decrease in the number of issued shares effected without receipt of consideration by the company (but not including the conversion of any convertible securities of the company), the administrator in its sole discretion shall make an appropriate adjustment in the number of shares related to each outstanding award and to the number of shares reserved for issuance under the 2020 Plan, to the class and kind of shares subject to the 2020 Plan, as well as the exercise price per share of each outstanding award, as applicable, the terms and conditions concerning vesting and exercisability and the term and duration of outstanding awards, or any other terms that the administrator adjusts in its discretion, or the type or class of security, asset or right underlying the award (which need not be only that of the Company, and may be that of the surviving corporation or any affiliate thereof or such other entity party to any of the above transactions); provided that any fractional shares resulting from such adjustment shall be rounded down to the nearest whole share unless otherwise determined by the administrator.

In the event of a cash dividend to all holders of our shares, the exercise price of any award, which is outstanding and unexercised on such record date of distribution, as to be determined, shall be reduced by an amount equal to the per share gross dividend amount distributed by us by not less than the par value of a share.

In the event of a merger or consolidation of our company, or a sale of all, or substantially all, of the Company's shares or assets or other transaction having a similar effect on the Company, or change in the composition of the board of directors, or liquidation or dissolution, or such other transaction or circumstances that the board of directors determines to be a relevant transaction, then without the consent of the grantee, the administrator may but is not required to (i) cause any outstanding award to be assumed or substituted by such successor corporation, or (ii) regardless of whether or not the successor corporation assumes or substitutes the award (a) provide the grantee with the option to exercise the award as to all or part of the shares, and may provide for an acceleration of vesting of unvested awards, or (b) cancel the award and pay in cash, shares of the company, the acquirer or other corporation which is a party to such transaction or other property as determined by the administrator as fair in the circumstances. Notwithstanding the foregoing, the administrator may upon such event amend, modify or terminate the terms of any award as it shall deem, in good faith, appropriate.

Rights of Shareholders.   A grantee will not have any rights as a shareholder with respect to any shares covered by an award until the vested award is exercised or settled and the exercise price has been paid (if applicable), or if such award is a 102 award, until such time that the trustee has released the shares to the grantee and the transfer of ownership has been completed (provided, however, the grantee is entitled to receive from the trustee any cash dividend or distribution made in connection with shares held by the trustee, which cash dividends or distributions will be subject to the same vesting terms and other conditions as the shares underlying the award). Notwithstanding to the contrary, the committee may apply additional restrictions to the dividends as deemed appropriate. The committee may also grant dividend equivalents to grantees based on dividends declared, which may be credited as of such date; however, dividend equivalents will not be payable unless and until the award becomes payable and may be forfeited as applicable. Dividend equivalents are paid in cash, shares or converted to full-value awards, calculated based on such formula, as determined by the committee.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to approve the 2020 Share Incentive Plan for the Company, effective as of the date of this meeting.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

14

PROPOSAL FOUR

APPROVAL OF AMENDED AND RESTATED COMPENSATION POLICY

Background

At the Meeting, we will propose that our shareholders approve an amended and restated Compensation Policy for Executive Officers and Directors (the “Compensation Policy”), as described below (the “A&R Compensation Policy”).  Our Compensation Committee examined the factors to be considered in determining a company’s compensation policy as set forth in the Companies Law, and formulated the proposed A&R Compensation Policy. Our Board then considered and approved the Amendment, following its own examination of the compensation factors set forth in the Companies Law, and is recommending the A&R Compensation Policy to the shareholders at the Meeting for their approval. Among other matters, the Company has been advised by its insurance consultants that general changes in the insurance market, that are unrelated to the Company, have led to a significant increase in premium costs in directors’ and officers’ liability insurance policies, and the Company may not be able to renew the current coverage under the existing premium limit, as defined in the Compensation Policy.

Furthermore, our Board considered, specifically in connection with the cash bonus provisions related to our executive officers, the recent challenges created by the COVID-19 pandemic and our ability to date to mitigate these unprecedented challenges. The Board specifically considered the market volatility caused by the COVID-19 pandemic and the resulting difficulties in achieving pre-determined performance benchmarks. The Board recognized that targets and objectives for our executive officers, which, while demanding and essential to the success of our business, would not be awardable under our current scheme. Accordingly, the Board believes it is appropriate to adjust the discretionary portion of the cash bonus allowable to our executive officers in order to adequately incentivize our executive officers, if deemed appropriate.

The Compensation Policy must generally be re-approved once every three years by the Board, after considering the recommendations of the Compensation Committee, and by the Company’s shareholders. The A&R Compensation Policy, if approved in accordance with the foregoing procedure, will remain effective for three years following the date of the Meeting; and if not so approved, the current Compensation Policy will remain effective until its expiration date on September 24, 2022.

If approved, the amended Compensation Policy will serve as our new compensation policy for all of our executive officers and directors following the date of the Meeting. According to the Companies Law, even if the shareholders do not approve the Amendment, the Compensation Committee and the Board may thereafter approve the A&R Compensation Policy, provided that they have approved it, based on detailed reasoning, following a re-evaluation of the proposed A&R Compensation Policy and taking into account the opposition of the shareholders, among other things, in accordance with the requirements set forth in the Companies Law.

The following are the proposed changes to our Compensation Policy as set forth in the Amendment:

•
To establish pre-determined caps, which are lower than in the currently effective Compensation Policy, for the amount of equity-based compensation that can be granted to each of the Company’s directors and Chief Executive Officer (such that, with respect to the Chief Executive Officer, the fair value of the equity-based compensation that may be granted shall not exceed his or her base salary);

•
Annual performance-based cash bonuses for executive officers (other than the Chief Executive Officer), will be based on, inter alia, a discretionary evaluation of such executive officer’s overall performance by the Chief Executive Officer, which shall be limited to 25% of the respective executive officer’s annual base salary;

•
Annual performance-based cash bonuses for the Chief Executive Officer will be based mainly (at least 75%) on measurable objectives, and, with respect to its less significant part (up to 25%), may be based on a discretionary evaluation of the Chief Executive Officer’s overall performance, using both quantitative and qualitative criteria, by the compensation committee and the board of the directors; and

•	The removal of certain limitations on the maximum premiums for directors’ and officers’ liability insurance that the Company may purchase.

The foregoing summary is qualified in its entirety by reference to the full text of the A&R Compensation Policy, which is marked against the Compensation Policy and attached as Appendix B hereto.

15

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to approve an amended and restated Compensation Policy for Executive Officers and Directors, as described in the proxy statement, dated October 8, 2020.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

16

PROPOSAL FIVE

APPROVAL OF THE GRANT OF EQUITY-BASED COMPENSATION TO THE
COMPANY’S NON-AFFILIATE DIRECTORS

Background

Under the Companies Law, the terms of compensation of our directors must be approved by our Compensation Committee, board of directors and shareholders, in that order.

Our Compensation Committee and the Board approved grants of options to purchase ordinary shares of the Company to each of our current directors (other than those exclusions described herein) and external director nominees, subject to his or her election or re-election, as applicable, at the Meeting (each a “Director Grantee”). This Proposal No. 5 does not relate to the approval of equity grants to any of our current directors affiliated with a controlling shareholder of the Company.

If approved by the shareholders, each of our Director Grantees shall be awarded 3,750 options to purchase ordinary shares of the Company (in this proposal, the "Director Options"). The grant date of the Director Options shall be the date of the Meeting. Such equity grant is intended to create an immediate long-term incentive for our Director Grantees and to ensure competitive compensation for such directors as compared to similar issuers in our industry.  The exercise price of the Options shall be the closing price of the Company's ordinary shares on Nasdaq as of the date of grant. The Director Options shall be granted under the 2020 Plan (or the 2011 Plan, if the 2020 Plan is not approved) and in accordance with the terms and conditions of the Company's form of option award agreement, including, among other things, provisions for adjustment of the exercise price due to dividend distribution and acceleration in the event of change in control. The Director Options shall vest in three equal annual installments, with the first installment vesting on September 17, 2021, subject to the continuous service on the Board on the relevant vesting date. The term of the Director Options shall be seven years, unless they expire earlier in accordance with the terms of grant.

In evaluating our director compensation arrangements and approving the Director Options, our Compensation Committee and the Board considered, among other factors, the desire to align the compensation terms and equity incentives of our directors with those of our Company and our shareholders, relevant information on the proposed terms of the Director Options, the directors' current terms of service, the economic value of the grants based on the proposed terms, as well as data provided by our independent compensation advisor regarding non-executive director compensation of peer companies. In addition, in making their decisions, our Compensation Committee and the Board considered the compensation philosophy and applicable guidelines set forth in our Compensation Policy. Our Compensation Committee and the Board concluded that the proposed grants would appropriately align the long-term interests of our directors with those of our shareholders to continue contributing to our Company's success.

This Proposal No. 5 does not pertain to the approval of any changes to the cash compensation currently given to the Director Grantees, and, accordingly, the cash compensation terms of the Director Grantees shall remain as set forth in the section herein titled “Corporate Governance”.

This Proposal No. 5 is consistent with our Compensation Policy, and if Proposal No. 4 is approved at the Meeting, will be consistent with our A&R Compensation Policy.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to approve grants of options to each of our current directors of the Company and external director nominees, subject to his or her election or re-election, as applicable, at the Meeting, as described in the proxy statement, dated October 8, 2020”.

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

17

PROPOSAL SIX

APPROVAL OF THE GRANT OF EQUITY-BASED COMPENSATION TO THE COMPANY’S AFFILIATE DIRECTORS

Background

As discussed herein, certain of our directors – including, Dr. Ariel Halperin, Dori Brown, Shai Bober and Tom Pardo Izhaki – are affiliates of controlling shareholders of the Company (the “Affiliate Directors”). Our Compensation Committee and Board approved grants of options to purchase ordinary shares of the Company to each of the Affiliate Directors, subject to his or her re-election at the Meeting. If approved by the shareholders, Dr. Ariel Halperin, our chairman of the Board, shall be awarded 33,000 options to purchase ordinary shares of the Company and the remaining Affiliate Directors shall be entitled to 3,750 options to purchase ordinary shares of the Company (in this proposal, the "Affiliate Director Options"). The terms governing the Affiliate Director Options are the same as the terms governing the Director Options, as detailed in Proposal No. 5. In evaluating our director compensation arrangements and approving the Affiliate Director Options, our Compensation Committee and the Board considered, and reach the same conclusions, as those in relation to the Director Options.

The approval of the Affiliate Director Options to each of the Affiliate Directors is considered a related party transaction under the Companies Law and therefore subject to a special majority vote requirement, as described under "Quorum and Required Vote" above.

This Proposal No. 6 does not pertain to the approval of any changes to the cash compensation currently given to the Affiliate Directors, and, accordingly, the cash compensation terms of the Affiliate Directors shall remain as set forth in the section herein titled “Corporate Governance”.

The Proposal No. 6 is consistent with our Compensation Policy, and if Proposal No. 4 is approved at the Meeting, will be consistent with our A&R Compensation Policy.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to approve grants of options to each of Dr. Ariel Halperin, Dori Brown, Shai Bober and Tom Pardo Izhaki, subject to his or her re-election at the Meeting, as described in the proxy statement, dated October 8, 2020”.

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

18

PROPOSAL SEVEN

APPROVAL OF AMENDMENT TO THE TERMS OF ENGAGEMENT OF THE COMPANY’S CEO

Background

The current compensation package of Mr. Yuval Dagim, our Chief Executive Officer (the “CEO”) was approved by our shareholders and includes, among other things, a monthly retainer of $55,000 and an annual cash bonus that will not exceed $840,000 (the “Maximum Amount”). The proposed amendment to the terms of engagement of our CEO is intended to replace the monthly retainer amount and modify the mechanism by which our CEO is awarded an annual cash bonus in order to better align the CEO’s compensation with our current corporate strategy.

Pursuant to the Israeli Companies Law, any arrangement between a company and its chief executive officer as pertaining to his or her terms of engagement and compensation must be consistent with such company's compensation policy and must be approved by the Compensation Committee, the Board and a special majority vote of the shareholders, as described under “Quorum and Required Vote” above, in that order. Notwithstanding the foregoing, while the proposed amendment will comply with the A&R Compensation Policy, if approved at the Meeting, the proposed amendment will exceed the framework of our current Compensation Policy, for cash bonuses at the discretion of the Board, which is currently up to 20% of the CEO’s annual cash bonus. Accordingly, and in order to duly approve the amended compensation terms of the CEO, specific considerations of the matter was specifically considered and approved by the Board and the Compensation Committee, as described below.

In connection with the cash bonus provisions related to the CEO, the Board specifically considered the recent challenges created by the COVID-19 pandemic and recognized the CEO’s instrumental role in leading our Company in its mitigation efforts related to such unprecedented challenges.

The Board considered the market volatility caused by the COVID-19 pandemic and the resulting difficulty for the CEO to achieve certain pre-determined performance benchmarks and balanced those considerations against the Company’s interest in ensuring that the CEO remains incentivized to continue leading the Company through these challenging times.

The Board considered its objectives for the CEO, which, while demanding and essential for the success of our business, such as our global growth acceleration plan, they would not be awardable under our existing bonus arrangements with the CEO.

The proposed amendment was approved by our Compensation Committee and the Board, taking into consideration our compensation philosophy and the provisions of the Compensation Policy, which include, among other things, our commitment to ensuring that the CEO’s compensation is structured in a way that links payment and performance and to align the interests of the CEO with our interests and those of our shareholders, the current market dynamics and the impact of the ongoing COVID-19 pandemic, and the desire not to change to the currency fluctuations for the CEO who resides in Israel. In approving the proposed amendment, the Board and the Compensation Committee considered, among other things, relevant benchmarks, including data regarding equity compensation awarded to CEOs of peer companies, as well as our past practices. In addition, when resolving to approve the proposed compensation, the Board and Committee took into account the items listed in the first and second parts of the first appendix to the Companies Law (relating to Section 267B to the Companies Law).

In evaluating the discretionary bonus, the Board and Compensation Committee also considered that any discretionary bonus will require their evaluation of CEO performance, and that such a bonus will therefore only be awarded if the Board and Compensation determine that such a bonus would be warranted based on a comprehensive evaluation of CEO performance during the fiscal year and that such a bonus would be in the best interests of the Company and shareholders.

If approved by the shareholders at the Meeting, Mr. Yuval Dagim terms of compensation shall be amended as follows:

(i)
Mr. Dagim’s monthly retainer of $55,000 shall be converted pursuant to the USD/NIS conversion rate as of the date of the shareholders meeting that originally approved his engagement terms, and therefore following this approval, Mr. Dagim’s monthly retainer (in terms of employment cost and inclusive of all social benefits) shall be NIS 205,000; and; and

(ii)
Based on Mr. Dagim’s existing terms of compensation, Mr. Dagim is entitled to receive an annual cash bonus that will not exceed the Maximum Amount, of which, only for the fiscal year 2018, the Board has discretion to pay up to 20% of such Maximum Amount based on the evaluation of Mr. Dagim’s performance by our Board. In light of current market conditions, and following the approval hereof, 25% of such Maximum Amount shall be determined based on the evaluation of Mr. Dagim’s performance by our Board; provided, however, that such discretionary bonus will not be granted to the CEO in the event the Company does not have a positive EBITDA for the given fiscal year.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to approve an amendment to the terms of engagement of Mr. Yuval Dagim, the Company’s Chief Executive Officer, as described in the proxy statement, dated October 8, 2020.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

19

PROPOSAL EIGHT

RE-APPOINTMENT OF INDEPENDENT AUDITORS AND
AUTHORIZATION TO DETERMINE COMPENSATION

Background

The Company, based upon the recommendation of the Board, is submitting for approval the reappointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global), as its independent auditors for the year ending December 31, 2020, and its service until the annual general meeting to be held in 2021, and to authorize the Board upon recommendation of the Audit Committee, to determine the compensation of the auditors in accordance with the volume and nature of their services.

Our Audit Committee has adopted a pre-approval policy for the engagement of our independent auditors to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent auditors.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Ernst & Young, in each of the previous two fiscal years:

	2019	2018
	(in thousands of U.S. dollars)
Audit fees(1)	$472	$657
Audit-related fees(2)	48	27
Tax fees(3)	49	25
All other fees(4)	249	60
Total	$818	$769

(1)
“Audit fees” include fees for services performed by our independent public accounting firm in connection with the integrated audit of our annual audit consolidated financial statements for 2019 and 2018, and its internal control over financial reporting as of December 31, 2019 and 2018, certain procedures regarding our quarterly financial results submitted on Form 6-K, and consultation concerning financial accounting and reporting standards.

(2)	“Audit-related fees” relate to assurance and associated services that are traditionally performed by the independent auditor.

(3)
“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice and tax planning services on actual or contemplated transactions.

(4)	“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives, due diligence investigations and other matters.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to re-appoint the Company’s auditor, Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) (the “Auditors”) as the independent auditors of the Company for the year ending December 31, 2020, and its services until the close of the Company’s next annual general meeting to be held in 2020, and that the board of directors of the Company be authorized to determine compensation of the Auditors in accordance with the volume and nature of their services.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

20

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those mentioned in the enclosed Notice of Annual General Meeting of Shareholders. If any other matters do properly come before the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

            The Company’s Annual Report, filed on Form 20-F with the SEC on March 23, 2020, and other filings with the SEC, including reports regarding the Company’s quarterly business and financial results, are available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the ‘Investor Relations’ section of the Company’s website at www.caesarstone.com. Shareholders may obtain a copy of these documents without charge at www.caesarstone.com.

          The Company is subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

Kibbutz Sdot-Yam, M.P Menashe 3780400, Israel October 8, 2020	By order of the Board: /s/ Ariel Halperin Dr. Ariel Halperin Chairman of the Board

21

COMPENSATION POLICY
CAESARSTONE LTD.

Compensation Policy for Executive Officers and Directors

~~Effective as of September 24, 2019~~

As amended on [____________]

Table of Contents

A. Overview and Objectives

1.	Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of Caesarstone Ltd. (“Caesarstone” or the “Company”), in accordance with the requirements of the Companies Law, 5759-1999 (the “Companies Law”).

Compensation is a key component of Caesarstone’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance Caesarstone’s value and otherwise assist Caesarstone to reach its business and financial long-term goals. Accordingly, the structure of this Policy is established to tie the compensation of each officer to Caesarstone’s goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, Caesarstone’s directors.

This Compensation Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Compensation Policy is adopted and shall serve as Caesarstone’s Compensation Policy for three (3) years commencing as of its adoption.

The Compensation Committee and the Board of Directors of Caesarstone (the “Compensation Committee” and the “Board”, respectively) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

It is hereby clarified that nothing in this Compensation Policy shall be deemed to grant any of Caesarstone’s Executive Officers or directors or employees or any third party any right or privilege in connection with their employment by the Company. Such rights and privileges shall be solely governed by the respective personal employment agreements.

2.	Objectives

Caesarstone’s objectives and goals in setting this Compensation Policy are to attract, motivate and retain highly experienced personnel who will provide leadership for Caesarstone’s success and enhance shareholder value, while supporting a performance culture that is based on merit, and differentiates and rewards excellent performance in the long term, while recognizing Caesarstone’s core values. To that end, this Policy is designed, among others:

2.1.	To closely align the interests of the Executive Officers with those of Caesarstone’s shareholders in order to enhance shareholder value;

2.2.	To align the Executive Officers’ compensation with Caesarstone’s short and long-term goals and performance;

2.3.
To provide the Executive Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to promote for each Executive Officer an opportunity to advance in a growing organization;

2.4.	To strengthen the retention and the motivation of Executive Officers in the long term;

2.5.	To provide appropriate awards in order to incentivize superior individual excellence and corporate performance; and

2.6.	To maintain consistency in the way Executive Officers are compensated.

3.	Compensation Instruments

3.1.	Compensation instruments under this Compensation Policy may include the following:

3.1.1.	Base salary;

3.1.2.	Benefits and perquisites;

3.1.3.	Cash bonuses;

3.1.4.	Equity based compensation; and

3.1.5.	Retirement and termination of service arrangements.

3.2.	Any grant of a compensation instrument shall be subject to this Compensation Policy and to the obtainment of all approvals required under any applicable law.

4.	Inter-Company Compensation Ratio

4.1.
In the process of drafting this Policy, the Compensation Committee and the Board have examined the ratio between employer cost associated with the engagement of the Executive Officers and the average and median employer cost of the other employees of Caesarstone (including contractor employees as defined in the Companies Law), per territory and on a global basis (the “Ratio”).

4.2.
The possible ramifications of the Ratio on the work environment in Caesarstone were examined and will continue to be examined by the Company from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in Caesarstone.

5.	Overall Compensation - Ratio Between Fixed and Variable Compensation

5.1.
This Policy aims to balance the mix of “Fixed Compensation” (comprised of base salary and benefits) and “Variable Compensation” (comprised of cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet Caesarstone’s short- and long-term goals while taking into consideration the Company’s need to manage a variety of business risks.

5.2.
The value of the annual target Variable Compensation of each Executive Officer, to which such Executive Officer may be entitled subject to meeting his or her respective key performance indicators and/or by way of equity-based incentives, shall be at least 30% of such Executive Officer’s annual Fixed Compensation.

B. Base Salary, Benefits and Perquisites

6.	Base Salary

6.1.
A base salary provides stable compensation to Executive Officers and allows Caesarstone to attract and retain competent executive talent and maintain a reliable management team. The base salary varies between Executive Officers, and is individually determined according to the educational background, prior vocational experience, qualifications, role, business responsibilities and the past performance of each Executive Officer.

6.2.
Since a competitive base salary is essential to Caesarstone’s ability to attract and retain highly skilled professionals, Caesarstone will seek to establish a base salary that is competitive with the base salaries paid to comparable Executive Officers, while considering, among others, Caesarstone’s size, performance and field of operation and the geographical location of the employed Executive Officer as well as his personal and professional skills. To that end, Caesarstone shall utilize as a reference, comparative market data and practices, which may include, among others, a compensation survey that compares and analyses the level of the overall compensation package offered to an Executive Officer of the Company with compensation packages in similar positions to that of the relevant officer in other companies operating in sectors which are similar in their characteristics to Caesarstone’s, as much as possible, while considering, among others, such companies’ size and characteristics including their revenues, profitability rate, number of employees and operating arena (in Israel or globally), which shall be reviewed by the Compensation Committee.  Such compensation survey may be conducted internally or through an external consultant.

6.3.
The Compensation Committee and the Board may periodically consider and approve base salary adjustments for Executive Officers. The main considerations for salary adjustment are similar to those used in initially determining the base salary, but may also include, among others, change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, relocation, budgetary constraints or market trends. The Compensation Committee and the Board will also consider the previous and existing compensation arrangements of the Executive Officer whose base salary is being considered for adjustment.

6.4.
The base salary, for the purpose of this Policy, means the monthly fixed payment due to an Executive Officer, whether an Executive Officer is an employee who is paid a salary or a contractor whose monthly consideration is paid against a tax invoice, in which case, the base salary shall be deemed as 75% of the monthly payment against a tax invoice.

7.	Benefits

7.1.	The following benefits may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

7.1.1.	Vacation days in accordance with applicable law and market practice;

7.1.2.	Sick days in accordance with applicable law and market practice;

7.1.3.	Convalescence pay according to applicable law and market practice;

7.1.4.	Monthly remuneration for a study fund, as allowed by applicable law and with reference to Caesarstone’s practice and market practice;

7.1.5.
Caesarstone shall contribute on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to Caesarstone’s policies and procedures and the practice in peer group companies; and

7.1.6.
Caesarstone shall contribute on behalf of the Executive Officer towards work disability insurance, as allowed by applicable law and with reference to Caesarstone’s policies and procedures and to the practice in peer group companies.

Non-Israeli Executive Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed. Such customary benefits shall be determined based on the methods described in Section 6.2 of this Compensation Policy (with the necessary changes).

7.2.
In the event an Executive Officer relocates, such Executive Officer may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed. Such benefits shall include reimbursement of out of pocket one-time payments and other ongoing expenses, such as real estate broker fees, moving costs, car allowance, and home leave visit, etc.

7.3.
Caesarstone may offer additional benefits to its Executive Officers, which will be comparable to customary market practices, such as, but not limited to: cellular phone benefits, company car and travel benefits, reimbursement of business travel expenses, including a daily stipend when traveling,  and other business related expenses, insurances, professional licenses, membership fees in professional organizations and other benefits (such as newspaper subscriptions, academic and professional studies and welfare activities), provided, however, that such additional benefits shall be determined in accordance with Caesarstone’s policies and procedures.

C. Cash Bonuses

8.	Annual Cash Bonuses - The Objective

8.1.
Compensation in the form of an annual cash bonus is an important element in aligning Executive Officers’ compensation with Caesarstone’s objectives and business goals. Therefore, a pay-for-performance element is an important part of compensation, as payout eligibility and levels are determined based on actual financial and operational results, as well as individual performance.

8.2.
An annual cash bonus may be awarded to Executive Officers upon the attainment of pre-set periodical objectives and individual targets determined by the CEO and approved by the Compensation Committee at the beginning of each fiscal year or several fiscal years, or upon engagement, in case of newly hired Executive Officers, taking into account Caesarstone’s short and long-term goals, as well as its compliance and risk management policies. The Compensation Committee and the Board shall also determine applicable minimum thresholds that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the formula for calculating the annual cash bonus payout. In special circumstances, as determined by the Compensation Committee and the Board (e.g., regulatory changes, changes in Caesarstone’s business environment, objectives or timelines, a significant organizational change and a significant merger and acquisition events), the Compensation Committee and the Board may modify the bonus plan during the calendar year.

8.3.
In the event the employment of an Executive Officer is terminated prior to the end of a fiscal year, the Company may pay such Executive Officer a full annual cash bonus (provided that the termination date occurs in the third or fourth quarter of such fiscal year) or a prorated one. Such bonus will become due on the termination day of the Executive Officer's engagement with the Company or on the same scheduled date for annual cash bonus payments by the Company.

8.4.	The actual annual cash bonus to be awarded to Executive Officers shall be approved by the Compensation Committee and the Board.

9.	Annual Cash Bonuses - The Formula

Executive Officers other than the CEO

9.1.
The annual cash bonus of Caesarstone’s Executive Officers other than Caesarstone’s chief executive officer (“CEO” and “VPs”, respectively) will be based on the measurable objectives of the Company, measurable personal objectives or ~~non-measurable personal objectives (based on~~ a discretionary evaluation of the VP’s overall performance by the CEO~~)~~ (up to 25%) and subject to a minimum threshold. The objectives will be recommended annually by Caesarstone’s CEO and approved by the Compensation Committee on the basis of, but not limited to, Company and personal objectives. Examples of measurable objectives that will be considered include: business and operational objectives (such as revenue, adjusted EBITDA and operating profit objectives, initiation of new markets and products, operational efficiency); customer focus (such as customer satisfaction); project milestones (such as product implementation in production, product acceptance and new product penetration) and investment in human capital (such as employee satisfaction, employee retention and employee training and leadership programs).

9.2.	The annual cash bonus which may be awarded to each of the VPs will not exceed such VP’s monthly base salary multiplied by eight (8).

CEO

9.3.
The annual bonus of Caesarstone’s CEO will be based mainly on measurable objectives of the Company and subject to a minimum threshold. The measurable objectives will be approved by the Compensation Committee and the Board at the commencement of each fiscal year or several fiscal years (or upon engagement, in case of newly hired CEO or in special circumstances as indicated in Section 8.2 above).

9.4.
The annual cash bonus which may be awarded to Caesarstone’s CEO with respect to a fiscal year shall not exceed an amount equal to 2.5% of Caesarstone’s adjusted net income in such fiscal year and in any case the accumulated amount of the annual bonus and the annual base salary of the CEO shall not exceed two (2) million US dollars.

9.5.
The annual cash bonus will be based mainly (at least ~~80~~75%) on measurable objectives, and, with respect to its less significant part (up to ~~20~~25%), may be based on a discretionary evaluation of the CEO’s overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria.

10.	Other Bonuses

10.1.
Special Bonus. Caesarstone may grant its Executive Officers a special bonus as an award for special achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan under exceptional circumstances or special recognition in case of retirement) at the CEO’s discretion (and in the CEO’s case, at the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Special Bonus”). The Special Bonus will not exceed twelve (12) monthly base salaries of the Executive Officer.

10.2.
Signing Bonus. Caesarstone may grant a newly recruited Executive Officer a signing bonus at the CEO’s discretion (and in the CEO’s case, at the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Signing Bonus”). The Signing Bonus will not exceed six (6) monthly base salaries of the Executive Officer’s first annual compensation package.

10.3.
Relocation Bonus. In the event an Executive Officer relocates, such Executive Officer may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed. Such benefits shall include reimbursement for out of pocket one-time payments and other ongoing expenses, such as real estate broker fees, moving costs, home leave visit, etc. The relocation bonus will not exceed six (6) monthly base salaries of the Executive Officer.

10.4.
Non-Compete Grant. Upon termination of employment and subject to applicable law, Caesarstone may grant to its Executive Officers a non-compete grant as an incentive to refrain from competing with Caesarstone for a defined period of time. The terms and conditions of the non-compete grant shall be decided by the Board and shall not exceed such Executive Officer’s monthly base salary multiplied by twelve (12).

11.	Compensation Recovery (“Clawback”)

11.1.
In the event of an accounting restatement, Caesarstone shall be entitled to recover from its Executive Officers the annual bonus compensation or performance-based equity compensation in the amount in which such compensation exceeded what would have been paid under the financial statements, as restated, provided that a claim is made by Caesarstone prior to the second anniversary of the fiscal year end of the restated financial statements.

11.2.	Notwithstanding the aforesaid, the compensation recovery will not be triggered in the following events:

11.2.1.	The financial restatement is required due to changes in the applicable financial reporting standards; or

11.2.2.	The Compensation Committee has determined that clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient.

11.3.	Nothing in this Section 11 derogates from any other “clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws.

D. Equity Based Compensation

12.	The Objective

12.1.
The equity based compensation for Caesarstone’s Executive Officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers’ interests with the long-term interests of Caesarstone and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity-based awards are to be structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

12.2.
The equity-based compensation may be in a form of share options and/or other equity-based awards, such as restricted share units and phantom options, in accordance with the Company’s equity incentive plan in place as may be updated from time to time.

12.3.
The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Executive Officer.

13.	General Guidelines for the Grant of Awards

13.1.
The fair value of the equity based compensation per vesting year (on a linear basis), determined in accordance with acceptable valuation practices at the time of grant, of each of Caesarstone’s VPs ~~and CEO~~ shall not exceed 0.2% ~~and 1%, respectively,~~ of Caesarstone’s market fair value based on the known closing price of the Company’s shares on Nasdaq as of the date of grant.

13.2.
The fair value of the equity based compensation per vesting year (on a linear basis), determined in accordance with acceptable valuation practices at the time of grant, of Caesarstone’s CEO shall not exceed 150% of the CEO’s annual base salary.

13.3.

13.4.	The Compensation Committee and the Board may approve the grant of equity awards with a cap on the benefit deriving from the exercise of equity‐based compensation.

13.5.
Equity-based compensation awarded by the Company to employees, Executive Officers or directors shall not be, in the aggregate, in excess of 10% of the Company’s share capital on a fully diluted basis at the date of grant.

13.6.
All equity-based incentives granted to Executive Officers shall be subject to vesting periods in order to promote long-term retention of the awarded Executive Officers. Unless determined otherwise in a specific award agreement approved by the Compensation Committee and the Board, grants to Executive Officers shall vest gradually over a period of between three (3) to four (4) years or based on performance. The exercise price of options shall be determined in accordance with Caesarstone’s equity award policies, the main terms of which shall be disclosed in the annual report of Caesarstone.

13.7.
All other terms of the equity awards shall be in accordance with Caesarstone’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any Executive Officer’s awards, including, without limitation, in connection with a change of control, subject to any additional approval if such may be required by the Companies Law.

13.8.	The fair value of the equity-based compensation for the Executive Officers will be determined according to acceptable valuation practices at the time of grant.

E. Retirement and Termination of Service Arrangements

14.	Advanced Notice Period and Adjustment Period

14.1.
Caesarstone may provide a VP a prior notice of termination and/or an adjustment period accumulated to up to nine (9) months, during which the VP may be entitled to all of the compensation elements, and to the continuation of vesting of his options.

14.2.
Caesarstone may provide the CEO with a prior notice of termination and/or an adjustment period accumulated to up to twelve (12) months, during which the CEO may be entitled to all of the compensation elements, and to the continuation of vesting of his options.

14.3.	The Executive Officer shall be required not to compete with the Company during the advanced notice period and the adjustment period.

15.	Additional Retirement and Termination Benefits

15.1
Arrangements related to termination of service or employment may be determined based on the circumstances of such termination (whether upon retirement, resignation, termination by the Company or otherwise), the term of service or employment of the VP or CEO, his/her compensation package during such period, market practice in the relevant geographic location, Caesarstone’s performance during such period and the VP’s or CEO’s contribution to Caesarstone achieving its goals and maximizing its profits and other considerations that may be found relevant by Caesarstone. For example, the Compensation Committee and the Board may, at their discretion, determine not to provide some or any post-service or employment benefits, compensation or protection, in the event of termination for “cause,” which will be as defined in the applicable arrangement or plan document.

15.2
Caesarstone shall provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), and may provide additional retirement and terminations benefits and payments which will be comparable to customary market practices, provided that such additional retirement and termination benefits together with the termination benefits provided under Section 14.1 and 14.2 shall not exceed 24 monthly base salaries of the Executive Officer.

F. Exculpation, Indemnification and Insurance

16.	Exculpation

Caesarstone may exempt its directors and Executive Officers in advance for all or any of their liability for damage in consequence of a breach of the duty of care vis-a-vis Caesarstone, to the fullest extent permitted by applicable law.

17.	Insurance and Indemnification

17.1.
Caesarstone may indemnify its directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or Executive Officer, either retroactively or in advance as provided in the indemnity agreement between such individuals and Caesarstone, all subject to applicable law and the Company’s articles of association.

17.2.	Caesarstone will provide “Directors’ and Officers’ Liability Insurance” (the “Insurance Policy”) for its directors and Executive Officers, as follows:

17.2.1.
The limit of liability of the insurer shall not exceed US$150 million per claim and in the aggregate for an annual policy and an additional limit of liability, exceeding the limit of liability in the policy, for defense costs in compliance with Section 66 of the Israeli Insurance Contract Law – 1981 (the “Insurance Law”);

~~17.2.2.~~	~~The annual premium shall not exceed US$1,000,000;~~

~~17.2.3.~~	17.2.2.
The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal, shall be approved by the Compensation Committee which shall determine whether (i) the sums are reasonable considering Caesarstone’s exposures, the scope of coverage and market conditions and (ii) the Insurance Policy reflects then prevailing market conditions, and, provided, further, that the Insurance Policy shall not materially affect the Company’s profitability, assets or liabilities; and

~~17.2.4.~~	17.2.3.
The insurance terms and conditions will be the subject of negotiations between the Company and the insurer (and if necessary alternative quotations will be considered).  The insurance coverage is and will be extended to indemnify the Company for losses it may incur that derive from a claim against it concerning a wrongful act of the Company alleging a breach of the securities laws. The policy may include priorities for payment of any insurance benefits pursuant to which the rights of the directors and Officers to receive indemnity from the ~~Insurer~~insurer takes precedence over the right of the Company itself.

17.3.	The Company shall be entitled, subject to the approval of the Compensation Committee, to the following:

17.3.1.
To purchase an insurance coverage for wrongful acts occurring before the effective date of the change in risk (the "Run Off Coverage") of up to seven (7) years, from the same insurer or any other insurer, in Israel or overseas;

17.3.2.
The limit of liability of the insurer shall not exceed US$150 million per claim and in the aggregate for the term of the policy and an additional limit of liability exceeding the limit of liability in the policy for defense costs in compliance with Section 66 of the Insurance Law;

17.3.3.
~~The premium for the insurance period shall not exceed 400% of the last paid annual premium~~ The Run Off Coverage, as well as the limit of liability and the premium for each extension or renewal, shall be approved by the Compensation Committee which shall determine whether (i) the sums are reasonable considering Caesarstone’s exposures, the scope of coverage and market conditions and (ii) the Run Off Coverage reflects then prevailing market conditions, and, provided, further, that the Run Off Coverage shall not materially affect the Company’s profitability, assets or liabilities.

~~17.4~~
Caesarstone may extend an existing Insurance Policy to include coverage for liability pursuant to a future public offering of securities, provided, however, that ~~the insurance transaction complies with the following conditions:~~

~~17.4.1.~~	~~The additional premium for such extension of liability coverage shall not exceed 50% of the previously paid annual premium; and~~

~~17.4.2~~	17.4.
Such extension and consequent additional premium shall be approved by the Compensation Committee which shall determine whether (i) the sums are reasonable considering Caesarstone’s exposures, the scope of coverage and market conditions and (ii) said extension reflects then prevailing market conditions, and, provided, further, that the extension shall not materially affect the Company’s profitability, assets or liabilities.

17.5.
Any other insurance coverage purchased by Caesarstone may be extended to include directors and Officers as additionally insured beneficiaries, in so far as such extension will not result in an additional premium.

G. Arrangements upon Change of Control

18.
The following benefits may be granted to the Executive Officers in addition to the benefits applicable in the case of any retirement or termination of service or adverse adjustment of the service in a material way which were upon or in connection with a “Change of Control”:

18.1.	Vesting acceleration of outstanding options or other equity-based awards.

18.2.	Extension of the exercising period of options for Caesarstone’s VPs and CEO for a period of up to one (1) year and two (2) years, respectively, following the date of employment termination.

18.3.
Up to an additional six (6) months of continued base salary, benefits and perquisites following the date of employment termination (the “Additional Adjustment Period”). For avoidance of doubt, such additional Adjustment Period shall be in addition to the advance notice and adjustment periods pursuant to Section 14 of this Compensation Policy, and in any case shall not exceed 24 monthly base salaries as set forth in Section 15.2.

18.4.	In the case of the CEO, a cash bonus equal to up to twelve (12) monthly base salaries.

H. Board of Directors Compensation

19.	Cash Compensation

19.1.
All Caesarstone’s Board members, excluding the chairman of the Board, the external directors and independent directors, shall be entitled to a compensation as shall be determined from time to time and approved by the Compensation Committee, the Board and the Company’s shareholders, based on the director’s relevant skills and experience, up to, on an annual basis, (i) for a director who is an Israeli resident, the total compensation payable annually to the Company’s external and independent directors, including annual fees and participation compensation; and (ii) for a director who is a non-Israeli resident, 400% of the annual fees and 400% the participation compensation payable to the Company’s external and independent directors.

19.2.
The compensation of the Company’s external directors and independent directors shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Reliefs for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time (“Compensation of Directors Regulations”).

19.3.
The chairperson of the Board shall be entitled to an annual base compensation that shall not exceed five (5) times the total annual compensation of an external director (assuming a total of nine (9) Board and committee meetings per year). In addition, the chairperson of the Board may be granted an annual bonus based on measurable parameters to be defined by the Compensation Committee and the Board, and approved by the Company’s shareholders, which shall amount to up to 50% of the chairperson’s annual base compensation.

20.	Equity Based Compensation

20.1.	Directors may also be awarded equity-based compensation, as shall be determined from time to time and approved by the Compensation Committee, the Board and the Company’s shareholders.

20.2.
The fair value of the equity-based compensation per vesting year (on a linear basis) determined in accordance with acceptable valuation practices at the time of grant, of each director shall not exceed ~~0.1% of Caesarstone’s market fair value based on the known closing price of the Company’s shares on Nasdaq as of the date of grant~~the value of such director’s total annual compensation (assuming a total of nine (9) Board and committee meetings per year).

20.3.	The Compensation Committee and the Board may approve the grant of equity awards with a cap for the benefit deriving from the exercise of equity‐based compensation.

20.4.
All equity-based awards granted to directors shall be subject to vesting periods. Unless determined otherwise in a specific award agreement, grants to directors shall vest gradually over a period of between three (3) to four (4) years.

20.5.
All other terms of the equity awards shall be in accordance with Caesarstone’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any director’s awards, including, without limitation, in connection with a change of control, subject to any additional approval if such may be required by the Companies Law.

20.6.	The fair value of the equity-based compensation for directors will be determined according to acceptable valuation practices at the time of grant.

21.	Expense Reimbursement

21.1.	Members of Caesarstone’s Board shall be entitled to reimbursement of expenses incurred in the performance of their duties and other services to the Company.

I. Miscellaneous

22.
Nothing in this Policy shall be deemed to grant any of Caesarstone’s Executive Officers, directors or employees or any third party any right or privilege in connection with their engagement with the Company. Such rights and privileges shall be governed by the respective personal employment or engagement agreements. The Board may determine that none or only part of the payments and benefits shall be granted, and is authorized to cancel or suspend a compensation package or part thereof, subject to any applicable law.

23.
An Immaterial Change in the terms of employment of a VP may be approved by the CEO, provided that the amended terms of employment are in accordance with this Compensation Policy, and subject to the following mechanism: following the CEO's approval of an Immaterial Change, any further change to the terms of employment of that certain VP (whether Immaterial Change or not) shall be subject to the approval of the Compensation Committee and the Board, and, after their approvals, the next Immaterial Change in the terms of employment of such VP may be once again approved by the CEO.

An “Immaterial Change” means change (or changes, on an accumulated basis) in the terms of employment of a VP, other than equity awards, that amounts to up to 5% of the VP's annual gross base salary.

24.
In the event that new regulations or law amendment in connection with Executive Officers’ and directors’ compensation will be enacted following the adoption of this Compensation Policy, Caesarstone may follow such new regulations or law amendments, even if such new regulations and law amendments are in contradiction to the compensation terms set forth herein.

*********************

This Policy is designed solely for the benefit of Caesarstone and none of the provisions thereof are intended to provide any rights or remedies to any person or entity other than Caesarstone.

Caesarstone Ltd.
2020 Share Incentive Plan

Unless otherwise defined, terms used herein shall have the meaning ascribed to them in Section 2 hereof.

1.	PURPOSE; TYPES OF AWARDS; CONSTRUCTION.

1.1.          Purpose.  The purpose of this 2020 Share Incentive Plan (as amended, this “Plan”) is to afford an incentive to Service Providers of Caesarstone Ltd., an Israeli company (together with any successor corporation thereto, the “Company”), or any Affiliate of the Company, which now exists or hereafter is organized or acquired by the Company or its Affiliates, to continue as Service Providers, to increase their efforts on behalf of the Company or its Affiliates and to promote the success of the Company’s business, by providing such Service Providers with opportunities to acquire a proprietary interest in the Company by the issuance of Shares or restricted Shares (“Restricted Shares”) of the Company, and by the grant of options to purchase Shares (“Options”), Restricted Share Units (“RSUs”) and other Share-based Awards pursuant to Sections 11 through 13 of this Plan.

1.2.          Types of Awards.  This Plan is intended to enable the Company to issue Awards under various tax regimes, including:

(i)          pursuant and subject to the provisions of Section 102 of the Ordinance (or the corresponding provision of any subsequently enacted statute, as amended from time to time), and all regulations and interpretations adopted by any competent authority, including the Israel Tax Authority (the “ITA”), including the Income Tax Rules (Tax Benefits in Stock Issuance to Employees) 5763-2003 or such other rules so adopted from time to time (the “Rules”) (such Awards that are intended to be (as set forth in the Award Agreement) and which qualify as such under Section 102 of the Ordinance and the Rules, “102 Awards”);

(ii)          pursuant to Section 3(i) of the Ordinance or the corresponding provision of any subsequently enacted statute, as amended from time to time (such Awards, “3(i) Awards”);

(iii)          Incentive Stock Options within the meaning of Section 422 of the Code, or the corresponding provision of any subsequently enacted United States federal tax statute, as amended from time to time, to be granted to Employees who are deemed to be residents of the United States, for purposes of taxation, or are otherwise subject to U.S. Federal income tax (such Awards that are intended to be (as set forth in the Award Agreement) and which qualify as an incentive stock option within the meaning of Section 422(b) of the Code, “Incentive Stock Options”); and

(iv)          Options not intended to be (as set forth in the Award Agreement) or which do not qualify as an Incentive Stock Option to be granted to Service Providers who are deemed to be residents of the United States for purposes of taxation, or are otherwise subject to U.S. Federal income tax (“Nonqualified Stock Options”).

In addition to the issuance of Awards under the relevant tax regimes in the United States of America and the State of Israel, and without derogating from the generality of Section 25, this Plan contemplates issuances to Grantees in other jurisdictions or under other tax regimes with respect to which the Committee is empowered, but is not required, to make the requisite adjustments in this Plan and set forth the relevant conditions in an appendix to this Plan or in the Company’s agreement with the Grantee in order to comply with the requirements of such other tax regimes.

1.3.          Company Status. This Plan contemplates the issuance of Awards by the Company, both as a public and private company.

1.4.          Construction.  To the extent any provision herein conflicts with the conditions of any relevant tax law, rule or regulation which are relied upon for tax relief in respect of a particular Award to a Grantee, the Committee is empowered, but is not required, hereunder to determine that the provisions of such law, rule or regulation shall prevail over those of this Plan and to interpret and enforce such prevailing provisions. With respect to 102 Awards, if and to the extent any action or the exercise or application of any provision hereof or authority granted hereby is conditioned or subject to obtaining a ruling or tax determination from the ITA, to the extent required by applicable law, then the taking of any such action or the exercise or application of such section or authority with respect to 102 Awards shall be conditioned upon obtaining such ruling or tax determination, and, if obtained, shall be subject to any condition set forth therein; it being clarified that there is no obligation to apply for any such ruling or tax determination (which shall be in the sole discretion of the Committee) and no assurance is made that if applied any such ruling or tax determination will be obtained (or the conditions thereof).

2.	DEFINITIONS.

2.1.          Terms Generally.  Except when otherwise indicated by the context, (i) the singular shall include the plural and the plural shall include the singular; (ii) any pronoun shall include the corresponding masculine, feminine and neuter forms; (iii) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, restated, supplemented or otherwise modified (subject to any restrictions on such amendments, restatements, supplements or modifications set forth therein or herein), (iv) references to any law, constitution, statute, treaty, regulation, rule or ordinance, including any section or other part thereof shall refer to it as amended from time to time and shall include any successor thereof, (v) reference to a “company” or “entity” shall include a, partnership, corporation, limited liability company, association, trust, unincorporated organization, or a government or agency or political subdivision thereof, and reference to a “person” shall mean any of the foregoing or an individual, (vi) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Plan in its entirety, and not to any particular provision hereof, (vii) all references herein to Sections shall be construed to refer to Sections to this Plan; (viii) the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”; and (ix) use of the term “or” is not intended to be exclusive.

2.2.          Defined Terms.  The following terms shall have the meanings ascribed to them in this Section 2:

2.3.          “Affiliate” shall mean, with respect to any person, any other person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such person (with the term “control” or “controlled by” within the meaning of Rule 405 of Regulation C under the Securities Act), including, without limitation, any Parent or Subsidiary, or Employer.

2.4.           “Applicable Law” shall mean any applicable law, rule, regulation, statute, pronouncement, policy, interpretation, judgment, order or decree of any federal, provincial, state or local governmental, regulatory or adjudicative authority or agency, of any jurisdiction, and the rules and regulations of any stock exchange, over-the-counter market or trading system on which the Company’s shares are then traded or listed.

2.5.          “Award” shall mean any Option, Restricted Share, RSUs, Shares or any other Share-based award granted under this Plan.

2.6.          “Board” shall mean the Board of Directors of the Company.

2.7.           “Change in Board Event” shall mean any time at which individuals who, as of the Effective Date, constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the Effective Date whose election, or nomination for election by the Company’s shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board.

2.8.          “Code” shall mean the United States Internal Revenue Code of 1986, and any applicable regulations promulgated thereunder, all as amended.

2.9.          “Committee” shall mean the compensation committee of the Board or any other committee established or appointed by the Board to administer this Plan, subject to Section 3.1.

2.10.          “Companies Law” shall mean the Israel Companies Law, 5759-1999, and the regulations promulgated thereunder, all as amended from time to time.

2.11.          “Controlling Shareholder” shall have the meaning set forth in Section 32(9) of the Ordinance.

2.12.          “Consultant” means a consultant, advisor or other independent contractor who is a natural person and performs services for the Company or an Affiliate in a capacity other than as an Employee or member of the Board and that qualifies as a consultant under the applicable rules of the Securities Exchange Commission for registration of Shares on a Form S-8 Registration Statement.

2.13.          “Disability” shall mean unless otherwise defined in a policy of the Company that the Committee deems applicable to this Plan, or that makes reference to this Plan, “Disability” shall mean the inability of the Grantee to engage in any substantial gainful activity or to perform the major duties of the Grantee’s position with the Company or its Affiliates by reason of any medically determinable physical or mental impairment which has lasted or can be expected to last for a continuous period of not less than 12 months (or such other period as determined by the Committee), as determined by a qualified doctor acceptable to the Company. Notwithstanding the foregoing, (a) for purposes of Incentive Stock Options granted under the Plan, “Disability” means that the Grantee is disabled within the meaning of Section 22(e)(3) of the Code, and (b) with respect to an Award that is subject to Section 409A of the Code where the payment or settlement of the Award will be made as a result of the Grantee’s Disability, solely for purposes of determining the timing of payment, no such event will constitute a Disability for purposes of this Plan or any Award Agreement unless such event also constitutes a “disability” as defined under Section 409A of the Code.

2.14.           “Employee” shall mean any person treated as an employee (including an officer or a director who is also treated as an employee) in the records of the Company or any of its Affiliates (and in the case of 102 Awards, subject to Section 9.3 or in the case of Incentive Stock Options, who is an employee for purposes of Section 422 of the Code); provided, however, that neither service as a director nor payment of a director’s fee shall be sufficient to constitute employment for purposes of this Plan.  The Company shall determine in good faith and in the exercise of its discretion whether an individual has become or has ceased to be an Employee and the effective date of such individual’s employment or termination of employment, as the case may be.  For purposes of a person’s rights, if any, under this Plan as of the time of the Company’s determination, all such determinations by the Company shall be final, binding and conclusive, notwithstanding that the Company or any court of law or governmental agency subsequently makes a contrary determination.

2.15.          “Employer” means, for purpose of a 102 Trustee Award, the Company or an Affiliate, Subsidiary or Parent thereof, which is an “employing company” within the meaning and subject to the conditions of Section 102(a) of the Ordinance.

2.16.          “employment”, “employed” and words of similar import shall be deemed to refer to the employment of Employees or to the services of any other Service Provider, as the case may be.

2.17.          “exercise” “exercised” and words of similar import, when referring to an Award that does not require exercise or that is settled upon vesting (such as may be the case with RSUs or Restricted Shares, if so determined in their terms), shall be deemed to refer to the vesting of such an Award (regardless of whether or not the wording included reference to vesting of such an Awards explicitly).

2.18.          “Exercise Period” shall mean the period, commencing on the date of grant of an Award, during which an Award shall be exercisable, subject to any vesting provisions thereof (including any acceleration thereof, if any) and subject to the termination provisions hereof.

2.19.          “Exercise Price” shall mean the exercise price for each Share covered by an Option or the purchase price for each Share covered by any other Award.

2.20.          “Fair Market Value”  shall mean, as of any date, the value of a Share or other securities,  property or rights as determined by the Board, in its discretion, subject to the following: (i) if, on such date, the Shares are listed on any securities exchange, the average closing sales price per Share on which the Shares are principally traded over the thirty (30) day calendar period preceding the subject date (utilizing all trading days during such 30 calendar day period), as reported in The Wall Street Journal or such other source as the Company deems reliable; (ii) if, on such date, the Shares are then quoted in an over-the-counter market, the average of the closing bid and asked prices for the Shares in that market during the thirty (30) day calendar period preceding the subject date (utilizing all trading days during such 30 calendar day period), as reported in The Wall Street Journal or such other source as the Company deems reliable; or (iii) if, on such date, the Shares are not then listed on a securities exchange or quoted in an over-the-counter market, or in case of any other securities, property or rights, such value as the Committee, in its sole discretion, shall determine, with full authority to determine the method for making such determination and which determination shall be conclusive and binding on all parties, and shall be made after such consultations with outside legal, accounting and other experts as the Committee may deem advisable; provided, however, that, if applicable, the Fair Market Value of the Shares shall be determined in a manner that is intended to satisfy the applicable requirements of and subject to Section 409A of the Code, and with respect to Incentive Stock Options, in a manner that is intended to satisfy the applicable requirements of and subject to Section 422 of the Code, subject to Section 422(c)(7) of the Code.  The Committee shall maintain a written record of its method of determining such value.  If the Shares are listed or quoted on more than one established stock exchange or over-the-counter market, the Committee shall determine the principal such exchange or market and utilize the price of the Shares on that exchange or market (determined as per the method described in clauses (i) or (ii) above, as applicable) for the purpose of determining Fair Market Value.

2.21.          “Grantee” shall mean an eligible Employee, Non-Employee Director or Consultant who has been granted an Award(s) under this Plan.

2.22.          “Merger/Sale” shall mean (i) a sale of all or substantially all of the assets of the Company, or a sale (including an exchange) of all or substantially all of the shares of the Company, to any person, or a purchase by a shareholder of the Company or by an Affiliate of such shareholder, of all the shares of the Company held by all or substantially all other shareholders or by other shareholders who are not Affiliated with such acquiring party; (ii) a merger (including, a reverse merger and a reverse triangular merger), consolidation, amalgamation or like transaction of the Company with or into another corporation; (iii) a scheme of arrangement for the purpose of effecting such sale, merger, consolidation, amalgamation or other transaction; (iv) approval by the shareholders of the Company of a complete liquidation or dissolution of the Company, (v) Change in Board Event, (vi) a change in Company’s controlling shareholders (for this purpose the term ‘controlling shareholder’ shall have the meaning ascribed to that term under Section 268 of the Companies Law); (vii) going private or (viii) such other transaction or set of circumstances that is determined by the Board, in its discretion, to be a transaction subject to the provisions of Section 14.2 excluding any of the foregoing transactions in clauses (i) through (vii) if the Board determines that such transaction should be excluded from the definition hereof and the applicability of Section 14.2. Notwithstanding the foregoing, if a Merger/Sale constitutes a payment event with respect to any Award (or any portion of an Award) that provides for the deferral of compensation that is subject to Section 409A of the Code, to the extent required to avoid the imposition of additional taxes under Section 409A of the Code, the transaction or event described in subsection (i) (vi) with respect to such Award (or portion thereof) shall only constitute a Merger/Sale for purposes of the payment timing of such Award if such transaction also constitutes a “change in control event,” as defined in Treasury Regulation Section 1.409A-3(i)(5).

2.23.           “Non-Employee Director” means any individual who is a member of the Board who is not an Employee.

2.24.          “Ordinance” shall mean the Israeli Income Tax Ordinance (New Version) 1961, and the regulations and rules (including the Rules) promulgated thereunder, all as amended from time to time.

2.25.          “Parent” shall mean any company (other than the Company), which now exists or is hereafter organized, (i) in an unbroken chain of companies ending with the Company if, at the time of granting an Award, each of the companies (other than the Company) owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other companies in such chain, or (ii) if applicable and for purposes of Incentive Stock Options, that is a “parent corporation” of the Company, as defined in Section 424(e) of the Code.

2.26.          “Retirement” shall mean the Grantee’s retirement pursuant to Applicable Law or in accordance with the terms of any tax-qualified retirement plan maintained by the Company or any of its Affiliates in which the Grantee participates or is subject to.

2.27.          “Securities Act” shall mean the U.S.  Securities Act of 1933, and the rules and regulations promulgated thereunder, all as amended from time to time.

2.28.          “Service Provider” shall mean an Employee, director, officer, consultant, advisor and any other person or entity who provides services to the Company or any Parent, Subsidiary or Affiliate thereof.  Service Providers shall include prospective Service Providers to whom Awards are granted in connection with written offers of an employment or other service relationship with the Company or any Parent, Subsidiary or any Affiliates thereof, provided, however, that such employment or service shall have actually commenced.

2.29.           “Shares” shall mean Ordinary Shares, NIS 0.04 par value of the Company (as adjusted for stock split, reverse stock split, bonus shares, combination or other recapitalization events), or shares of such other class of shares of the Company as shall be designated by the Board in respect of the relevant Award(s).  “Shares” include any securities, property or rights issued or distributed with respect thereto.

2.30.          “Subsidiary” shall mean any company (other than the Company), which now exists or is hereafter organized or acquired by the Company, (i) in an unbroken chain of companies beginning with the Company if, at the time of granting an Award, each of the companies other than the last company in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other companies in such chain, or (ii) if applicable and for purposes of Incentive Stock Options, that is a “subsidiary corporation” of the Company, as defined in Section 424(f) of the Code.

2.31.          “tax(es)” shall mean (a) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all income, capital gains, alternative or add-on minimum, transfer, value added tax, real and personal property, withholding, payroll, employment, escheat, social security, disability, national security, health tax, wealth surtax, stamp, registration and estimated taxes, customs duties, fees, assessments and charges of any similar kind whatsoever (including under Section 280G of the Code) or other tax of any kind whatsoever, (b) all interest, indexation differentials, penalties, fines, additions to tax or additional amounts imposed by any taxing authority in connection with any item described in clause (a), (c) any transferee or successor liability in respect of any items described in clauses (a) or (b) payable by reason of contract, assumption, transferee liability, successor liability, operation of Applicable Law, or as a result of any express or implied obligation to assume Taxes or to indemnify any other person, and (d) any liability for the payment of any amounts of the type described in clause (a) or (b) payable as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate or other group for any taxable period, including under U.S. Treasury Regulations Section 1.1502-6(a) (or any predecessor or successor thereof of any analogous or similar provision under Law) or otherwise.

2.32.          “Ten Percent Shareholder” shall mean a Grantee who, at the time an Award is granted to the Grantee, owns shares possessing more than ten percent (10%) of the total combined voting power of all classes of shares of the Company or any Parent or Subsidiary, within the meaning of Section 422(b)(6) of the Code.

2.33.          “Trustee” shall mean the trustee appointed by the Committee to hold the Awards (and, in relation with 102 Trustee Awards, approved by the ITA), if so appointed.

2.34.          Other Defined Terms.  The following terms shall have the meanings ascribed to them in the Sections set forth below:

Term	Section
102 Awards	1.2(i)
102 Capital Gains Track Awards	9.1
102 Non-Trustee Awards	9.2
102 Ordinary Income Track Awards	9.1
102 Trustee Awards	9.1
3(i) Awards	1.2(ii)
Award Agreement	6
Cause	6.6.4.4
Company	1.1
Disqualifying Disposition	8.11
Effective Date	24.1
Election	9.2
Eligible 102 Grantees	9.3.1
Incentive Stock Options	1.2(iii)
Information	16.4
ITA	1.2(i)
Market Stand-Off	17
Market Stand-Off Period	17
Nonqualified Stock Options	1.2(iv)
Plan	1.1
Pool	5.1
Prior Plan	5.2
Recapitalization	14.1
Required Holding Period	9.5
Restricted Period	11.2
Restricted Share Agreement	11
Restricted Share Unit Agreement	12
Restricted Shares	1.1
RSUs	1.1
Rules	1.2(i)
SAR	13.2
Securities	17.1
Successor Corporation	14.2.1
Withholding Obligations	18.5

3.	ADMINISTRATION.

3.1.          To the extent permitted under Applicable Law, the Articles of Association and any other governing document of the Company, this Plan shall be administered by the Committee.  In the event that the Board does not appoint or establish a committee to administer this Plan, this Plan shall be administered by the Board, and, accordingly, any and all references herein to the Committee shall be construed as references to the Board.  In the event that an action necessary for the administration of this Plan is required under Applicable Law to be taken by the Board without the right of delegation, or if such action or power was explicitly reserved by the Board in appointing, establishing and empowering the Committee, then such action shall be so taken by the Board.  In any such event, all references herein to the Committee shall be construed as references to the Board.  Even if such a Committee was appointed or established, the Board may take any actions that are stated to be vested in the Committee, and shall not be restricted or limited from exercising all rights, powers and authorities under this Plan or Applicable Law.

3.2.          The Board shall appoint the members of the Committee, may from time to time remove members from, or add members to, the Committee, and shall fill vacancies in the Committee, however caused, provided that the composition of the Committee shall at all times be in compliance with any mandatory requirements of Applicable Law, the Articles of Association and any other governing document of the Company.  The Committee may select one of its members as its Chairman and shall hold its meetings at such times and places as it shall determine.  The Committee may appoint a Secretary, who shall keep records of its meetings, and shall make such rules and regulations for the conduct of its business as it shall deem advisable and subject to mandatory requirements of Applicable Law.

3.3.          Subject to the terms and conditions of this Plan, any mandatory provisions of Applicable Law and any provisions of any Company policy required under mandatory provisions of Applicable Law, and in addition to the Committee’s powers contained elsewhere in this Plan, the Committee shall have full authority, in its discretion, from time to time and at any time, to determine any of the following, or to recommend to the Board any of the following if it is not authorized to take such action according to Applicable Law:

(i)           eligible Grantees,

(ii)          grants of Awards and setting the terms and provisions of Award Agreements (which need not be identical) and any other agreements or instruments under which Awards are made, including the number of Shares underlying each Award and the class of Shares underlying each Award (if more than one class was designated by the Board),

(iii)          the time or times at which Awards shall be granted,

(iv)          the terms, conditions and restrictions applicable to each Award (which need not be identical) and any Shares acquired upon the exercise or (if applicable) vesting thereof, including (1) designating Awards under Section 1.2; (2) the vesting schedule, the acceleration thereof and terms and conditions upon which Awards may be exercised or become vested, (3) the Exercise Price, (4) the method of payment for Shares purchased upon the exercise or (if applicable) vesting of the Awards, (5) the method for satisfaction of any tax withholding obligation arising in connection with the Awards or such Shares, including by the withholding or delivery of Shares, (6) the time of the expiration of the Awards, (7) the effect of the Grantee’s termination of employment with the Company or any of its Affiliates, and (8) all other terms, conditions and restrictions applicable to the Award or the Shares not inconsistent with the terms of this Plan,

(v)           to accelerate, continue, extend or defer the exercisability of any Award or the vesting thereof, including with respect to the period following the Grantee’s termination of employment or other service,

(vi)          the interpretation of this Plan and any Award Agreement and the meaning, interpretation and applicability of terms referred to in Applicable Law,

(vii)          policies, guidelines, rules and regulations relating to and for carrying out this Plan, and any amendment, supplement or rescission thereof, as it may deem appropriate,

(viii)        to adopt supplements to, or alternative versions of, this Plan, including, without limitation, as it deems necessary or desirable to comply with the laws of, or to accommodate the tax regime or custom of, foreign jurisdictions whose citizens or residents may be granted Awards,

(ix)          the Fair Market Value of the Shares or other securities, property or rights,

(x)           the tax track (capital gains, ordinary income track or any other track available under the Section 102 of the Ordinance) for the purpose of 102 Awards,

(xi)          the authorization and approval of conversion, substitution, cancellation or suspension under and in accordance with this Plan of any or all Awards or Shares,

(xii)         unless otherwise provided under the terms of this Plan, the amendment, modification, waiver or supplement of the terms of any outstanding Award (including, without limitation, reducing the Exercise Price of an Award), provided, however, that if such amendments increases the Exercise Price of an Award or reduces the number of Shares underlying an Award, then such amendments shall require the consent of the applicable Grantee, unless such amendment is made pursuant to the exercise of rights or authorities in accordance with Section 14,

(xiii)          without limiting the generality of the foregoing, and subject to the provisions of Applicable Law, to grant to a Grantee, who is the holder of an outstanding Award, in exchange for the cancellation of such Award, a new Award having an Exercise Price lower than that provided in the Award so canceled and containing such other terms and conditions as the Committee may prescribe in accordance with the provisions of this Plan or to set a new Exercise Price for the same Award lower than that previously provided in the Award,

(xiv)          to correct any defect, supply any omission or reconcile any inconsistency in this Plan or any Award Agreement and all other determinations and take such other actions with respect to this Plan or any Award as it may deem advisable to the extent not inconsistent with the provisions of this Plan or Applicable Law, and

(xv)           any other matter which is necessary or desirable for, or incidental to, the administration of this Plan and any Award thereunder.

3.4.          The authority granted hereunder includes the authority to modify Awards to eligible individuals who are foreign nationals or are individuals who are employed outside Israel to recognize differences in local law, tax policy or custom, in order to effectuate the purposes of this Plan but without amending this Plan.

3.5.          The Board and the Committee shall be free at all times to make such determinations and take such actions as they deem fit.  The Board and the Committee need not take the same action or determination with respect to all Awards, with respect to certain types of Awards, with respect to all Service Providers or any certain type of Service Providers and actions and determinations may differ as among the Grantees, and as between the Grantees and any other holders of securities of the Company.

3.6.          All decisions, determinations, and interpretations of the Committee, the Board and the Company under this Plan shall be final and binding on all the Grantees (whether before or after the issuance of Shares pursuant to Awards), unless otherwise determined by the Committee, the Board or the Company, respectively.  The Committee shall have the authority (but not the obligation) to determine the interpretation and applicability of Applicable Law to any Grantee or any Awards.  No member of the Committee or the Board shall be liable to any Grantee for any action taken or determination made in good faith with respect to this Plan or any Award granted hereunder.

3.7.          Any officer or authorized signatory of the Company shall have the authority to act on behalf of the Company with respect to any matter, right, obligation, determination or election which is the responsibility of or which is allocated to the Company herein, provided such person has apparent authority with respect to such matter, right, obligation, determination or election. Such person or authorized signatory shall not be liable to any Grantee for any action taken or determination made in good faith with respect to this Plan or any Award granted hereunder.

4.	ELIGIBILITY.

Awards may be granted to Service Providers of the Company or any Affiliate thereof, taking into account, at the Committee’s discretion and without an obligation to do so, the qualification under each tax regime pursuant to which such Awards are granted, subject to the limitation on the granting of Incentive Stock Options set forth in Section 8.1.  A person who has been granted an Award hereunder may be granted additional Awards, if the Committee shall so determine, subject to the limitations herein.  However, eligibility in accordance with this Section 4 shall not entitle any person to be granted an Award, or, having been granted an Award, to be granted an additional Award.

Awards may differ in number of Shares covered thereby, the terms and conditions applying to them or on the Grantees or in any other respect (including, that there should not be any expectation (and it is hereby disclaimed) that a certain treatment, interpretation or position granted to one shall be applied to the other, regardless of whether or not the facts or circumstances are the same or similar).

5.	SHARES.

5.1.          The maximum aggregate number of Shares that may be issued pursuant to Awards under this Plan (the “Pool”) shall initially be (i) 2,500,000 authorized but unissued Shares (except and as adjusted pursuant to Section 14.1 of this Plan) plus (ii) any Shares that remain available for issuance under the Company’s 2011 Incentive Compensation Plan, as amended (the “Prior Plan(s)”) as of the Effective Date, which shall not exceed 1,000,000 Shares. However, except as adjusted pursuant to Section 14.1, in no event shall more than 3,500,000 Shares, as adjusted in accordance with Section 5.2, be available for issuance pursuant to the exercise of Incentive Stock Options.

5.2.          Any Shares (a) underlying an Award granted hereunder or an award granted under the Prior Plan (in an amount not to exceed 1,000,000 Shares under the Prior Plan) that has expired, or was cancelled, terminated, forfeited or settled in cash in lieu of issuance of Shares, for any reason, without having been exercised; (b) if permitted by the Company, tendered to pay the Exercise Price of an Award (or the exercise price or other purchase price of any option or other award under the Prior Plan), or withholding tax obligations with respect to an Award (or any awards under the Prior Plan); or (c) if permitted by the Company, subject to an Award (or any award under the Prior Plan) that are not delivered to the Grantee because such Shares are withheld to pay the Exercise Price of such Award (or of any award under the Prior Plan), or withholding tax obligations with respect to such Award (or such other award); shall automatically, and without any further action on the part of the Company or any Grantee, again be available for grant of Awards and Shares issued upon exercise of (if applicable) vesting thereof for the purposes of this Plan (unless this Plan shall have been terminated) or unless the Board determines otherwise.  Such Shares may be, in whole or in part, authorized but unissued Shares, (and, subject to obtaining a ruling as it applies to 102 Awards) treasury shares (dormant shares) or Shares otherwise that shall have been or may be repurchased by the Company (to the extent permitted pursuant to the Companies Law).

5.3.          Any Shares under the Pool that are not subject to outstanding or exercised Awards at the termination of this Plan shall cease to be reserved for the purpose of this Plan.

5.4.          From and after the Effective Date, no further grants or awards shall be made under the Prior Plan; however, Awards made under the Prior Plan before the Effective Date shall continue in effect in accordance with their terms.

6.	TERMS AND CONDITIONS OF AWARDS.

Each Award granted pursuant to this Plan shall be evidenced by a written or electronic agreement between the Company and the Grantee or a written or electronic notice delivered by the Company (the “Award Agreement”), in substantially such form or forms and containing such terms and conditions, as the Committee shall from time to time approve.  The Award Agreement shall comply with and be subject to the following general terms and conditions and the provisions of this Plan (except for any provisions applying to Awards under different tax regimes), unless otherwise specifically provided in such Award Agreement, or the terms referred to in other Sections of this Plan applying to Awards under such applicable tax regimes, or terms prescribed by Applicable Law.  Award Agreements need not be in the same form and may differ in the terms and conditions included therein.

6.1.          Number of Shares.  Each Award Agreement shall state the number of Shares covered by the Award.

6.2.          Type of Award.  Each Award Agreement may state the type of Award granted thereunder, provided that the tax treatment of any Award, whether or not stated in the Award Agreement, shall be as determined in accordance with Applicable Law.

6.3.          Exercise Price.  Each Award Agreement shall state the Exercise Price, if applicable.  Unless otherwise set forth in this Plan, an Exercise Price of an Award of less than the par value of the Shares (if shares bear a par value) shall comply with Section 304 of the Companies Law.  Subject to Sections 3 7.2 and 8.2 and to the foregoing, the Committee may reduce the Exercise Price of any outstanding Award, on terms and subject to such conditions as it deems advisable.  The Exercise Price shall also be subject to adjustment as provided in Section 14 hereof.  The Exercise Price of any outstanding Award granted to a Grantee who is subject to U.S. federal income tax shall be determined in accordance with Section 409A of the Code.

6.4.          Manner of Exercise.

6.4.1.          An Award that is exercisable may be exercised, as to any or all Shares as to which the Award has become exercisable, by written notice delivered in person or by mail (or such other methods of delivery prescribed by the Company) to the Chief Financial Officer of the Company or to such other person as determined by the Committee, or in any other manner as the Committee shall prescribe from time to time, specifying the number of Shares with respect to which the Award is being exercised (which may be equal to or lower than the aggregate number of Shares that have become exercisable at such time, subject to the last sentence of this Section), accompanied by payment of the aggregate Exercise Price for such Shares in the manner specified in the following sentence.  The Exercise Price shall be paid in full with respect to each Share, at the time of exercise, either in (i) cash, (ii) if the Company’s shares are listed for trading on any securities exchange or over-the-counter market, and if the Committee so determines, all or part of the Exercise Price and any withholding taxes may be paid by the delivery (on a form prescribed by the Company) of an irrevocable direction to a securities broker approved by the Company to sell Shares and to deliver all or part of the sales proceeds to the Company or the Trustee, (iii) if the Company’s shares are listed for trading on any securities exchange or over-the-counter market, and if the Committee so determines, payment may be made by means of a broker-assisted “cashless exercise” pursuant to which a Grantee may elect to deliver a properly executed exercise notice to the Company, together with a copy of irrevocable instructions to a broker to deliver promptly to the Company the amount of Share sale or loan proceeds necessary to pay the Exercise Price, and, if requested, the amount of any federal, state, local or non-United States withholding taxes, (iv) in such other manner as the Committee shall determine, or (v) Cashless Exercise Mechanism as described in Section 6.4.2 below.  The application of cashless exercise with respect to any 102 Awards shall be subject to obtaining a ruling from the ITA, to the extent required by applicable law.

6.4.2.          Unless otherwise determined by the Committee, all Options shall be exercised using a cashless exercise mechanism and the number of the Shares to be issued by the Company shall be calculated pursuant to the following formula (the “Cashless Exercise Mechanism”):

X = Y * (A - B)

A

Where:  X = the number of Shares to be issued to the Grantee.

Y = the number of Shares, as adjusted to the date of such calculation, underlying the number of Options being exercised.

A= the Fair Market Value of one Share at the exercise date.

B = the exercise price of each Option.

Upon completion of the calculation, if X is a negative number, then X shall be deemed to be 0 (zero).

6.5.          Term and Vesting of Awards.

6.5.1.          Each Award Agreement shall provide the vesting schedule for the Award as determined by the Committee.  The Committee shall have the authority to determine the vesting schedule and accelerate the vesting of any outstanding Award at such time and under such circumstances as it, in its sole discretion, deems appropriate. Unless otherwise resolved by the Committee and stated in the Award Agreement, and subject to Sections 6.6 and 6.7 hereof, Awards shall vest and become exercisable under the following schedule: twenty-five percent (25%) of the Shares covered by the Award, on the first anniversary of the vesting commencement date determined by the Committee (and in the absence of such determination, of date on which such Award was granted), and six and one-quarter percent (6.25%) of the Shares covered by the Award at the end of each subsequent three-month period thereafter over the course of the following three (3) years; provided that the Grantee remains continuously as a Service Provider of the Company or its Affiliates throughout such vesting dates.

6.5.2.          The Award Agreement may contain performance goals and measurements (which, in case of 102 Trustee Awards, may, if then required, be subject to obtaining a specific tax ruling or determination from the ITA), and the provisions with respect to any Award need not be the same as the provisions with respect to any other Award.  Such performance goals may include, but are not limited to, sales, earnings before interest and taxes, return on investment, earnings per share, any combination of the foregoing or rate of growth of any of the foregoing, as determined by the Committee.  The Committee may adjust performance goals pursuant to Awards previously granted to take into account changes in law and accounting and tax rules and to make such adjustments as the Committee deems necessary or appropriate to reflect the inclusion or the exclusion of the impact of extraordinary or unusual items, events or circumstances.

6.5.3.          The Exercise Period of an Award will be seven (7) years from the date of grant of the Award, unless otherwise determined by the Committee and stated in the Award Agreement, but subject to the vesting provisions described above and the early termination provisions set forth in Sections 6.6 and 6.7 hereof.  At the expiration of the Exercise Period, any exercisable Award, or any part thereof, that has not been exercised within the term of the Award and the Shares covered thereby not paid for in accordance with this Plan and the Award Agreement shall terminate and become null and void, and all interests and rights of the Grantee in and to the same shall expire.

6.6.          Termination.

6.6.1.          Unless otherwise determined by the Committee, and subject to Section 6.7 hereof, an Award may not be exercised unless the Grantee is then a Service Provider of the Company or an Affiliate thereof or, in the case of an Incentive Stock Option, an employee of a company or a Parent or Subsidiary company of such company issuing or assuming the Option in a transaction to which Section 424(a) of the Code applies, and unless the Grantee has remained continuously so employed since the date of grant of the Award and throughout the vesting dates and exercise date, as applicable.

6.6.2.          In the event that the employment or service of a Grantee shall terminate (other than by reason of death, Disability or Retirement), all Awards of such Grantee that are unvested at the time of such termination shall terminate on the date of such termination, and all Awards of such Grantee that are vested and exercisable at the time of such termination may be exercised within up to one-hundred twenty (120) days after the date of such termination (or such different period as the Committee shall prescribe), but in any event no later than the date of expiration of the Award’s term as set forth in the Award Agreement or pursuant to this Plan; provided, however, that if the Company (or the Subsidiary or Affiliate, when applicable) shall terminate the Grantee’s employment or service for Cause (as defined below) (whether occurring prior to or after termination of employment or service), all Awards theretofore granted to such Grantee (whether vested or not) shall terminate, unless otherwise determined by the Committee.

6.6.3.          Notwithstanding anything to the contrary, the Committee, in its absolute discretion, may, on such terms and conditions as it may determine appropriate, extend the periods for which Awards held by any Grantee may continue to vest and be exercisable; it being clarified that such Awards may lose their entitlement to certain tax benefits under Applicable Law (including, without limitation, qualification of an Award as an Incentive Stock Option) as a result of the modification of such Awards and/or in the event that the  Award is exercised beyond the later of: (i) one-hundred and twenty (120) days after the date of termination of the employment or service relationship; or (ii) the applicable period under Section 6.7 below with respect to a termination of the employment or service relationship because of the death, Disability or Retirement of the Grantee.

6.6.4.          For purposes of this Plan:

         6.6.4.1.          A termination of employment or service of a Grantee shall not be deemed to occur (except to the extent required by the Code with respect to the Incentive Stock Option status of an Option) in case of (i) a transition or transfer of a Grantee among the Company and its Affiliates, or (ii) a change in the capacity in which the Grantee is employed or renders service to the Company or any of its Affiliates or a change in the identity of the employing or engagement entity among the Company and its Affiliates, provided, in case of the foregoing clauses (i) and (ii) above, that the Grantee has remained continuously employed by and/or in the service of the Company and its Affiliates since the date of grant of the Award and throughout the vesting period.

         6.6.4.2.          An entity or an Affiliate thereof assuming an Award or issuing in substitution thereof in a transaction to which Section 424(a) of the Code applies or in a Merger/Sale in accordance with Section 14 shall be deemed as an Affiliate of the Company for purposes of this Section 6.6, unless the Committee determines otherwise.

          6.6.4.3.          In the case of a Grantee whose principal employer or service recipient is a Subsidiary or Affiliate, the Grantee’s employment shall also be deemed terminated for purposes of this Section 6.6 as of the date on which such principal employer or service recipient ceases to be a Subsidiary or Affiliate.

          6.6.4.4.          The term “Cause” shall mean (provided no other definition included in any other agreement or instrument applicable to the Grantee in which case such definition shall govern, and unless otherwise determined by the Committee) any of the following: (i) any theft, fraud, embezzlement, dishonesty, willful misconduct, breach of fiduciary duty for personal profit, falsification of any documents or records of the Company or any of its Affiliates, felony or similar act by the Grantee (whether or not related to the Grantee’s relationship with the Company); (ii) an act of moral turpitude by the Grantee, or any act that causes significant injury to, or is otherwise adversely affecting, the reputation, business, assets, operations or business relationship of the Company (or a Subsidiary or Affiliate, when applicable); (iii) any breach by the Grantee of any material agreement with or of any material duty of the Grantee to the Company or any Subsidiary or Affiliate thereof (including breach of confidentiality, non-disclosure, non-use, non-competition or non-solicitation covenants towards the Company or any of its Affiliates) or failure to abide by code of conduct or other policies (including, without limitation, policies relating to confidentiality and reasonable workplace conduct); (iv) any act which constitutes a breach of a Grantee’s fiduciary duty towards the Company or an Affiliate or Subsidiary, including disclosure of confidential or proprietary information thereof or acceptance or solicitation to receive unauthorized or undisclosed benefits, irrespective of their nature, or funds, or promises to receive either, from individuals, consultants or corporate entities that the Company or a Subsidiary does business with;  or (v) the Grantee’s unauthorized use, misappropriation, destruction, or diversion of any tangible or intangible asset or corporate opportunity of the Company or any of its Affiliates (including, without limitation, the improper use or disclosure of confidential or proprietary information);.  For the avoidance of doubt, the determination as to whether a termination is for Cause for purposes of this Plan, shall be made in good faith by the Committee and shall be final and binding on the Grantee.

6.7.          Death, Disability or Retirement of Grantee.

6.7.1.          If a Grantee shall die while employed by, or performing services for, the Company or its Affiliates, or within the one-hundred and twenty (120) day period (or such longer period of time as determined by the Committee, in its discretion) after the date of termination of such Grantee’s employment or service (or within such different period as the Committee may have provided pursuant to Section 6.6 hereof), or if the Grantee’s employment or service shall terminate by reason of Disability, all Awards theretofore granted to such Grantee may (to the extent otherwise vested and exercisable and unless earlier terminated in accordance with their terms) be exercised by the Grantee or by the Grantee’s estate or by a person who acquired the legal right to exercise such Awards by bequest or inheritance, or by a person who acquired the legal right to exercise such Awards in accordance with applicable law in the case of Disability of the Grantee, as the case may be, at any time within one (1) year (or such longer period of time as determined by the Committee, in its discretion) after the death or Disability of the Grantee (or such different period as the Committee shall prescribe), but in any event no later than the date of expiration of the Award’s term as set forth in the Award Agreement or pursuant to this Plan.  In the event that an Award granted hereunder shall be exercised as set forth above by any person other than the Grantee, written notice of such exercise shall be accompanied by a certified copy of letters testamentary or proof satisfactory to the Committee of the right of such person to exercise such Award.

6.7.2.          In the event that the employment or service of a Grantee shall terminate on account of such Grantee’s Retirement, all Awards of such Grantee that are exercisable at the time of such Retirement may, unless earlier terminated in accordance with their terms, be exercised at any time within the three (3) month period after the date of such Retirement (or such different period as the Committee shall prescribe).

6.8.          Suspension of Vesting.  Unless the Committee provides otherwise, vesting of Awards granted hereunder shall not be suspended during any unpaid leave of absence.

6.9.          Securities Law Restrictions.  Except as otherwise provided in the applicable Award Agreement or other agreement between the Service Provider and the Company, if the exercise of an Award following the termination of the Service Provider’s employment or service (other than for Cause) would be prohibited at any time solely because the issuance of Shares would violate the registration requirements under the Securities Act or equivalent requirements under equivalent laws of other applicable jurisdictions, then the Award shall remain exercisable and terminate on the earlier of (i) the expiration of a period of one-hundred and twenty (120) days (or such longer period of time as determined by the Committee, in its discretion) after the termination of the Service Provider’s employment or service during which the exercise of the Award would not be in such violation, or (ii) the expiration of the term of the Award as set forth in the Award Agreement or pursuant to this Plan. In addition, unless otherwise provided in a Grantee’s Award Agreement, if the sale of any Shares received upon exercise or (if applicable) vesting of an Award following the termination of the Grantee’s employment or service (other than for Cause) would violate the Company’s insider trading policy, then the Award shall terminate on the earlier of (i) the expiration of a period equal to the applicable post-termination exercise period after the termination of the Grantee’s employment or service during which the exercise of the Award would not be in violation of the Company’s insider trading policy, or (ii) the expiration of the term of the Award as set forth in the applicable Award Agreement or pursuant to this Plan.

6.10.          Other Provisions.  The Award Agreement evidencing Awards under this Plan shall contain such other terms and conditions not inconsistent with this Plan [as the Committee may determine, at or after the date of grant, including provisions in connection with the restrictions on transferring the Awards or Shares covered by such Awards, which shall be binding upon the Grantees and any purchaser, assignee or transferee of any Awards, and other terms and conditions as the Committee shall deem appropriate.

7.	NONQUALIFIED STOCK OPTIONS.

Awards granted pursuant to this Section 7 are intended to constitute Nonqualified Stock Options and shall be subject to the general terms and conditions specified in Section 6 hereof and other provisions of this Plan, except for any provisions of this Plan applying to Awards under different tax laws or regulations.  In the event of any inconsistency or contradictions between the provisions of this Section 7 and the other terms of this Plan, this Section 7 shall prevail.  However, if for any reason the Awards granted pursuant to Section 8 (or portion thereof) does not qualify as an Incentive Stock Option, then, to the extent of such non-qualification, such Option (or portion thereof) shall be regarded as a Nonqualified Stock Option granted under this Plan. In no event will the Board, the Company or any Parent or Subsidiary or any of their respective employees or directors have any liability to the Grantee (or any other person) due to the failure of the Option to qualify for any reason as an Incentive Stock Option.

7.1.          Certain Limitations on Eligibility for Nonqualified Stock Options.  Nonqualified Stock Options may not be granted to a Service Provider who is deemed to be a resident of the United States for purposes of taxation or who is otherwise subject to United States federal income tax unless the Shares underlying such Options constitute “service recipient stock” under Section 409A of the Code or unless such Options comply with the payment requirements of Section 409A of the Code.

7.2.          Exercise Price.  The Exercise Price of a Nonqualified Stock Option shall not be less than 100% of the Fair Market Value of a Share on the date of grant of such Option unless the Committee specifically indicates that the Awards will have a lower Exercise Price and the Award complies with Section 409A of the Code.  Notwithstanding the foregoing, a Nonqualified Stock Option may be granted with an exercise price lower than the minimum exercise price set forth above if such Award is granted pursuant to an assumption or substitution for another option in a manner that complies with Section 424(a) of the Code or 1.409A-1(b)(5)(v)(D) of the U.S. Treasury Regulations or any successor guidance.

8.	INCENTIVE STOCK OPTIONS.

Awards granted pursuant to this Section 8 are intended to constitute Incentive Stock Options and shall be granted subject to the following special terms and conditions, the general terms and conditions specified in Section 6 hereof and other provisions of this Plan, except for any provisions of this Plan applying to Awards under different tax laws or regulations.  In the event of any inconsistency or contradictions between the provisions of this Section 8 and the other terms of this Plan, this Section 8 shall prevail.

8.1.          Eligibility for Incentive Stock Options.  Incentive Stock Options may be granted only to Employees of the Company, or to Employees of a Parent or Subsidiary, determined as of the date of grant of such Options.  An Incentive Stock Option granted to a prospective Employee upon the condition that such person become an Employee shall be deemed granted effective on the date such person commences employment, with an exercise price determined as of such date in accordance with Section 8.2.

8.2.          Exercise Price.  The Exercise Price of an Incentive Stock Option shall not be less than one hundred percent (100%) of the Fair Market Value of the Shares covered by the Awards on the date of grant of such Option or such other price as may be determined pursuant to the Code.    Notwithstanding the foregoing, an Incentive Stock Option may be granted with an exercise price lower than the minimum exercise price set forth above if such Award is granted pursuant to an assumption or substitution for another option in a manner that complies with the provisions of Section 424(a) of the Code.

8.3.          Date of Grant.   Notwithstanding any other provision of this Plan to the contrary, no Incentive Stock Option may be granted under this Plan after 10 years from the date this Plan is adopted, or the date this Plan is approved by the shareholders, whichever is earlier.

8.4.          Exercise Period.  No Incentive Stock Option shall be exercisable after the expiration of ten (10) years after the effective date of grant of such Award, subject to Section 8.6.  No Incentive Stock Option granted to a prospective Employee may become exercisable prior to the date on which such person commences employment.

8.5.          $100,000 Per Year Limitation.  The aggregate Fair Market Value (determined as of the date the Incentive Stock Option is granted) of the Shares with respect to which all Incentive Stock Options granted under this Plan and all other “incentive stock option” plans of the Company, or of any Parent or Subsidiary, become exercisable for the first time by each Grantee during any calendar year shall not exceed one hundred thousand United States dollars ($100,000) with respect to such Grantee.  To the extent that the aggregate Fair Market Value of Shares with respect to which such Incentive Stock Options and any other such incentive stock options are exercisable for the first time by any Grantee during any calendar year exceeds one hundred thousand United States dollars ($100,000), such options shall be treated as Nonqualified Stock Options.  The foregoing shall be applied by taking options into account in the order in which they were granted.  If the Code is amended to provide for a different limitation from that set forth in this Section 8.5, such different limitation shall be deemed incorporated herein effective as of the date and with respect to such Awards as required or permitted by such amendment to the Code.  If an Option is treated as an Incentive Stock Option in part and as a Nonqualified Stock Option in part by reason of the limitation set forth in this Section 8.5, the Grantee may designate which portion of such Option the Grantee is exercising.  In the absence of such designation, the Grantee shall be deemed to have exercised the Incentive Stock Option portion of the Option first.  Separate certificates representing each such portion may be issued upon the exercise of the Option.

8.6.          Ten Percent Shareholder.  In the case of an Incentive Stock Option granted to a Ten Percent Shareholder, notwithstanding the foregoing provisions of this Section 8.6, (i) the Exercise Price shall not be less than one hundred and ten percent (110%) of the Fair Market Value of a Share on the date of grant of such Incentive Stock Option, and (ii) the Exercise Period shall not exceed five (5) years from the effective date of grant of such Incentive Stock Option.

8.7.           Payment of Exercise Price.  Each Award Agreement evidencing an Incentive Stock Option shall state each alternative method by which the Exercise Price thereof may be paid.

8.8.         Leave of Absence.  Grantee’s employment shall not be deemed to have terminated if the Grantee takes any leave as set forth in Section 6.8; provided, however, that if any such leave exceeds three (3) months, on the day that is three (3) months following the commencement of such leave any Incentive Stock Option held by the Grantee shall cease to be treated as an Incentive Stock Option and instead shall be treated thereafter as a Nonqualified Stock Option, unless the Grantee’s right to return to employment is guaranteed by statute or contract.

8.9.          Exercise Following Termination of Employment.  Notwithstanding anything else in this Plan to the contrary, Incentive Stock Options that are not exercised within three (3) months following termination of the Grantee’s employment with the Company, its Parent or Subsidiary, a corporation or a Parent or Subsidiary of such corporation issuing or assuming an Option in a transaction to which Section 424(a) of the Code applies, in each case, without Cause (other than death or Disability) or within one (1) year in case of termination of the Grantee’s employment with the Company or its Parent or Subsidiary due to death or a Disability (within the meaning of Section 22(e)(3) of the Code), shall be deemed to be Nonqualified Stock Options.

8.10.          Adjustments to Incentive Stock Options.  Any Awards Agreement providing for the grant of Incentive Stock Options shall indicate that adjustments made pursuant to this Plan with respect to Incentive Stock Options could constitute a “modification” of such Incentive Stock Options (as that term is defined in Section 424(h) of the Code) or could cause adverse tax consequences for the holder of such Incentive Stock Options and that the holder should consult with his or her tax advisor regarding the consequences of such “modification” on his or her income tax treatment with respect to the Incentive Stock Option.

8.11.          Notice to Company of Disqualifying Disposition.  Each Grantee who receives an Incentive Stock Option must agree to notify the Company in writing immediately after the Grantee makes a Disqualifying Disposition of any Shares received pursuant to the exercise of Incentive Stock Options.  A “Disqualifying Disposition” is any disposition (including any sale) of such Shares before the later of (i) two years after the date the Grantee was granted the Incentive Stock Option, or (ii) one year after the date the Grantee acquired Shares by exercising the Incentive Stock Option.  If the Grantee dies before such Shares are sold, these holding period requirements do not apply and no disposition of the Shares will be deemed a Disqualifying Disposition.

9.	102 AWARDS.

Awards granted pursuant to this Section 9 are intended to constitute 102 Awards and shall be granted subject to the following special terms and conditions, the general terms and conditions specified in Section 6 hereof and other provisions of this Plan, except for any provisions of this Plan applying to Awards under different tax laws or regulations.  In the event of any inconsistency or contradictions between the provisions of this Section 9 and the other terms of this Plan, this Section 9 shall prevail.

9.1.          Tracks.  Awards granted pursuant to this Section 9 are intended to be granted pursuant to Section 102 of the Ordinance pursuant to either (i) Section 102(b)(2) or (3) thereof (as applicable), under the capital gain track (“102 Capital Gain Track Awards”), or (ii) Section 102(b)(1) thereof under the ordinary income track (“102 Ordinary Income Track Awards”, and together with 102 Capital Gain Track Awards, “102 Trustee Awards”).  102 Trustee Awards shall be granted subject to the special terms and conditions contained in this Section 9, the general terms and conditions specified in Section 6 hereof and other provisions of this Plan, except for any provisions of this Plan applying to Options under different tax laws or regulations.

9.2.          Election of Track.  Subject to Applicable Law, the Company may grant only one type of 102 Trustee Awards at any given time to all Grantees who are to be granted 102 Trustee Awards pursuant to this Plan, and shall file an election with the ITA regarding the type of 102 Trustee Awards it elects to grant before the date of grant of any 102 Trustee Awards (the “Election”).  Such Election shall also apply to any other securities, including bonus shares, received by any Grantee as a result of holding the 102 Trustee Awards.  The Company may change the type of 102 Trustee Awards that it elects to grant only after the expiration of at least 12 months from the end of the year in which the first grant was made in accordance with the previous Election, or as otherwise provided by Applicable Law.  Any Election shall not prevent the Company from granting Awards, pursuant to Section 102(c) of the Ordinance without a Trustee (“102 Non-Trustee Awards”).

9.3.          Eligibility for Awards.

9.3.1.          Subject to Applicable Law, 102 Awards may only be granted to an "employee" within the meaning of Section 102(a) of the Ordinance (which as of the date of the adoption of this Plan means (i) individuals employed by an Israeli company being the Company or any of its Affiliates, and (ii) individuals who are serving and are engaged personally (and not through an entity) as “office holders” by such an Israeli company), but may not be granted to a Controlling Shareholder (“Eligible 102 Grantees”).  Eligible 102 Grantees may receive only 102 Awards, which may either be granted to a Trustee or granted under Section 102 of the Ordinance without a Trustee.

9.4.          102 Award Grant Date.

9.4.1.          Each 102 Award will be deemed granted on the date determined by the Committee, subject to Section 9.4.2, provided that (i) the Grantee has signed all documents required by the Company or pursuant to Applicable Law, and (ii) with respect to 102 Trustee Award, the Company has provided all applicable documents to the Trustee in accordance with the guidelines published by the ITA, and if an agreement is not signed and delivered by the Grantee within 90 days from the date determined by the Committee (subject to Section 9.4.2), then such 102 Trustee Award shall be deemed granted on such later date as such agreement is signed and delivered and on which the Company has provided all applicable documents to the Trustee in accordance with the guidelines published by the ITA. In the case of any contradiction, this provision and the date of grant determined pursuant hereto shall supersede and be deemed to amend any date of grant indicated in any corporate resolution or Award Agreement.

9.4.2.          Unless otherwise permitted by the Ordinance, any grants of 102 Trustee Awards that are made on or after the date of the adoption of this Plan or an amendment to this Plan, as the case may be, that may become effective only at the expiration of thirty (30) days after the filing of this Plan or any amendment thereof (as the case may be) with the ITA in accordance with the Ordinance shall be conditional upon the expiration of such 30-day period, such condition shall be read and is incorporated by reference into any corporate resolutions approving such grants and into any Award Agreement evidencing such grants (whether or not explicitly referring to such condition), and the date of grant shall be at the expiration of such 30-day period, whether or not the date of grant indicated therein corresponds with this Section.  In the case of any contradiction, this provision and the date of grant determined pursuant hereto shall supersede and be deemed to amend any date of grant indicated in any corporate resolution or Award Agreement.

9.5.          102 Trustee Awards.

9.5.1.          Each 102 Trustee Award, each Share issued pursuant to the exercise of any 102 Trustee Award, and any rights granted thereunder, including bonus shares, shall be issued to and registered in the name of the Trustee and shall be held in trust for the benefit of the Grantee for the requisite period prescribed by the Ordinance (the “Required Holding Period”).  In the event that the requirements under Section 102 of the Ordinance to qualify an Award as a 102 Trustee Award are not met, then the Award may be treated as a 102 Non-Trustee Award or 3(i) Award, all in accordance with the provisions of the Ordinance.  After expiration of the Required Holding Period, the Trustee may release such 102 Trustee Awards and any such Shares, provided that (i) the Trustee has received an acknowledgment from the ITA that the Grantee has paid any applicable taxes due pursuant to the Ordinance, or (ii) the Trustee and/or the Company and/or the Employer withholds all applicable taxes and compulsory payments due pursuant to the Ordinance arising from the 102 Trustee Awards and/or any Shares issued upon exercise or (if applicable) vesting of such 102 Trustee Awards.  The Trustee shall not release any 102 Trustee Awards or Shares issued upon exercise or (if applicable) vesting thereof prior to the payment in full of the Grantee’s tax and compulsory payments arising from such 102 Trustee Awards and/or Shares or the withholding referred to in (ii) above.

9.5.2.          Each 102 Trustee Award shall be subject to the relevant terms of the Ordinance, the Rules and any determinations, rulings or approvals issued by the ITA, which shall be deemed an integral part of the 102 Trustee Awards and shall prevail over any term contained in this Plan or Award Agreement that is not consistent therewith.  Any provision of the Ordinance, the Rules and any determinations, rulings or approvals by the ITA not expressly specified in this Plan or Award Agreement that are necessary to receive or maintain any tax benefit pursuant to Section 102 of the Ordinance shall be binding on the Grantee.  Any Grantee granted a 102 Trustee Awards shall comply with the Ordinance and the terms and conditions of the trust agreement entered into between the Company and the Trustee.  The Grantee shall execute any and all documents that the Company and/or its Affiliates and/or the Trustee determine from time to time to be necessary in order to comply with the Ordinance and the Rules.

9.5.3.          During the Required Holding Period, the Grantee shall not release from trust or sell, assign, transfer or give as collateral, the Shares issuable upon the exercise or (if applicable) vesting of a 102 Trustee Awards and/or any securities issued or distributed with respect thereto, until the expiration of the Required Holding Period.  Notwithstanding the above, if any such sale, release or other action occurs during the Required Holding Period it may result in adverse tax consequences to the Grantee under Section 102 of the Ordinance and the Rules, which shall apply to and shall be borne solely by such Grantee.  Subject to the foregoing, the Trustee may, pursuant to a written request from the Grantee, but subject to the terms of this Plan, release and transfer such Shares to a designated third party, provided that both of the following conditions have been fulfilled prior to such release or transfer: (i) payment has been made to the ITA of all taxes and compulsory payments required to be paid upon the release and transfer of the Shares, and confirmation of such payment has been received by the Trustee and the Company, and (ii) the Trustee has received written confirmation from the Company that all requirements for such release and transfer have been fulfilled according to the terms of the Company’s corporate documents, any agreement governing the Shares, this Plan, the Award Agreement and any Applicable Law.

9.5.4.          If a 102 Trustee Award is exercised or (if applicable) vested, the Shares issued upon such exercise or (if applicable) vesting shall be issued in the name of the Trustee for the benefit of the Grantee.

9.5.5.          Upon or after receipt of a 102 Trustee Award, if required, the Grantee may be required to sign an undertaking to release the Trustee from any liability with respect to any action or decision duly taken and executed in good faith by the Trustee in relation to this Plan, or any 102 Trustee Awards or Share granted to such Grantee thereunder.

9.6.          102 Non-Trustee Awards.  The foregoing provisions of this Section 9 relating to 102 Trustee Awards shall not apply with respect to 102 Non-Trustee Awards, which shall, however, be subject to the relevant provisions of Section 102 of the Ordinance and the applicable Rules.  The Committee may determine that 102 Non-Trustee Awards, the Shares issuable upon the exercise or (if applicable) vesting of a 102 Non-Trustee Awards and/or any securities issued or distributed with respect thereto, shall be allocated or issued to the Trustee, who shall hold such 102 Non-Trustee Awards and all accrued rights thereon (if any), in trust for the benefit of the Grantee and/or the Company, as the case may be, until the full payment of tax arising from the 102 Non-Trustee Awards, the Shares issuable upon the exercise or (if applicable) vesting of a 102 Non-Trustee Awards and/or any securities issued or distributed with respect thereto.  The Company may choose, alternatively, to force the Grantee to provide it with a guarantee or other security, to the satisfaction of each of the Trustee and the Company, until the full payment of the applicable taxes.

9.7.          Written Grantee Undertaking.  To the extent and with respect to any 102 Trustee Award, and as required by Section 102 of the Ordinance and the Rules, by virtue of the receipt of such Award, the Grantee is deemed to have provided, undertaken and confirm the following written undertaking (and such undertaking is deemed incorporated into any documents signed by the Grantee in connection with the employment or service of the Grantee and/or the grant of such Award), and which undertaking shall be deemed to apply and relate to all 102 Trustee Awards granted to the Grantee, whether under this Plan or other plans maintained by the Company, and whether prior to or after the date hereof.

9.7.1.          The Grantee shall comply with all terms and conditions set forth in Section 102 of the Ordinance with regard to the “Capital Gain Track” or the “Ordinary Income Track”, as applicable, and the applicable rules and regulations promulgated thereunder, as amended from time to time;

9.7.2.          The Grantee is familiar with, and understands the provisions of, Section 102 of the Ordinance in general, and the tax arrangement under the “Capital Gain Track” or the “Ordinary Income Track” in particular, and its tax consequences; the Grantee agrees that the 102 Trustee Awards and Shares that may be issued upon exercise or (if applicable) vesting of the 102 Trustee Awards (or otherwise in relation to the 102 Trustee Awards), will be held by the Trustee appointed pursuant to Section 102 of the Ordinance for at least the duration of the "Holding Period" (as such term is defined in Section 102) under the "Capital Gain Track" or the “Ordinary Income Track”, as applicable.  The Grantee understands that any release of such 102 Trustee Awards or Shares from trust, or any sale of the Share prior to the termination of the Holding Period, as defined above, will result in taxation at marginal tax rate, in addition to deductions of appropriate social security, health tax contributions or other compulsory payments; and

9.7.3.          The Grantee agrees to the trust agreement signed between the Company, the Employer and the Trustee appointed pursuant to Section 102 of the Ordinance.

10.	3(i) AWARDS.

Awards granted pursuant to this Section 10 are intended to constitute 3(i) Awards and shall be granted subject to the general terms and conditions specified in Section 6 hereof and other provisions of this Plan, except for any provisions of this Plan applying to Awards under different tax laws or regulations.  In the event of any inconsistency or contradictions between the provisions of this Section 10 and the other terms of this Plan, this Section 10 shall prevail.

10.1.          To the extent required by the Ordinance or the ITA or otherwise deemed by the Committee to be advisable, the 3(i) Awards and/or any Shares or other securities issued or distributed with respect thereto granted pursuant to this Plan shall be issued to a Trustee nominated by the Committee in accordance with the provisions of the Ordinance or the terms of a trust agreement, as applicable.  In such event, the Trustee shall hold such Awards and/or other securities issued or distributed with respect thereto in trust, until exercised or (if applicable) vested by the Grantee and the full payment of tax arising therefrom, pursuant to the Company’s instructions from time to time as set forth in a trust agreement, which will have been entered into between the Company and the Trustee. If determined by the Board or the Committee, and subject to such trust agreement, the Trustee will also hold the Shares issuable upon exercise, vesting, or settlement, as applicable, of the 3(i) Awards, as long as they are held by the Grantee. If determined by the Board or the Committee, and subject to such trust agreement, the Trustee shall be responsible for withholding any taxes to which a Grantee may become liable upon issuance of Shares, whether due to the exercise or (if applicable) vesting of Awards.

10.2.          Shares pursuant to a 3(i) Award shall not be issued, unless the Grantee delivers to the Company payment in cash or by bank check or such other form acceptable to the Committee of all withholding taxes due, if any, on account of the Grantee acquired Shares under the Award or gives other assurance satisfactory to the Committee of the payment of those withholding taxes.

11.	RESTRICTED SHARES.

The Committee may award Restricted Shares to any eligible Grantee, including under Section 102 of the Ordinance.  Each Award of Restricted Shares under this Plan shall be evidenced by a written agreement between the Company and the Grantee (the “Restricted Share Agreement”), in such form as the Committee shall from time to time approve.  The Restricted Shares shall be subject to all applicable terms of this Plan, which in the case of Restricted Shares granted under Section 102 of the Ordinance shall include Section 9 hereof, and may be subject to any other terms that are not inconsistent with this Plan.  The provisions of the various Restricted Shares Agreements entered into under this Plan need not be identical.  The Restricted Share Agreement shall comply with and be subject to Section 6 and the following terms and conditions, unless otherwise specifically provided in such Agreement and not inconsistent with this Plan, or Applicable Law.

11.1.          Purchase Price.  Section 6.4 shall not apply to Restricted Shares.  Each Restricted Share Agreement shall state an amount of Exercise Price to be paid by the Grantee, if any, in consideration for the issuance of the Restricted Shares and the terms of payment thereof, which may include payment in cash or, subject to the Committee’s approval, by issuance of promissory notes or other evidence of indebtedness on such terms and conditions as determined by the Committee.

11.2.          Restrictions.  Restricted Shares may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, except by will or the laws of descent and distribution (in which case they shall be transferred subject to all restrictions then or thereafter applicable thereto), until such Restricted Shares shall have vested (the period from the date on which the Award is granted until the date of vesting of the Restricted Share thereunder being referred to herein as the “Restricted Period”).  The Committee may also impose such additional or alternative restrictions and conditions on the Restricted Shares, as it deems appropriate, including the satisfaction of performance criteria (which, in case of 102 Trustee Awards, may be subject to obtaining a specific tax ruling or determination from the ITA).  Such performance criteria may include, but are not limited to, sales, earnings before interest and taxes, return on investment, earnings per share, any combination of the foregoing or rate of growth of any of the foregoing, as determined by the Committee or pursuant to the provisions of any Company policy required under mandatory provisions of Applicable Law.  Certificates for Shares issued pursuant to Restricted Share Awards, if issued, shall bear an appropriate legend referring to such restrictions, and any attempt to dispose of any such Shares in contravention of such restrictions shall be null and void and without effect.  Such certificates may, if so determined by the Committee, be held in escrow by an escrow agent appointed by the Committee, or, if a Restricted Share Award is made pursuant to Section 102 of the Ordinance, by the Trustee.  In determining the Restricted Period of an Award the Committee may provide that the foregoing restrictions shall lapse with respect to specified percentages of the awarded Restricted Shares on successive anniversaries of the date of such Award.  To the extent required by the Ordinance or the ITA, the Restricted Shares issued pursuant to Section 102 of the Ordinance shall be issued to the Trustee in accordance with the provisions of the Ordinance and the Restricted Shares shall be held for the benefit of the Grantee for at least the Required Holding Period.

11.3.          Forfeiture; Repurchase.  Subject to such exceptions as may be determined by the Committee, if the Grantee’s continuous employment with or service to the Company or any Affiliate thereof shall terminate for any reason prior to the expiration of the Restricted Period of an Award or prior to the timely payment in full of the Exercise Price of any Restricted Shares, any Shares remaining subject to vesting or with respect to which the purchase price has not been paid in full, shall thereupon be forfeited, transferred to, and redeemed, repurchased or cancelled by, as the case may be, in any manner as set forth in Section 6.6.2(i) through (v), subject to Applicable Law and the Grantee shall have no further rights with respect to such Restricted Shares.

11.4.          Ownership.  During the Restricted Period the Grantee shall possess all incidents of ownership of such Restricted Shares, subject to Section 6.10 and Section 11.2, including the right to vote and receive dividends with respect to such Shares.  All securities, if any, received by a Grantee with respect to Restricted Shares as a result of any stock split, stock dividend, combination of shares, or other similar transaction shall be subject to the restrictions applicable to the original Award.

12.	RESTRICTED SHARE UNITS.

An RSU is an Award covering a number of Shares that is settled, if vested and (if applicable) exercised, by issuance of those Shares.  An RSU may be awarded to any eligible Grantee, including under Section 102 of the Ordinance.  The Award Agreement relating to the grant of RSUs under this Plan (the “Restricted Share Unit Agreement”), shall be in such form as the Committee shall from time to time approve.  The RSUs shall be subject to all applicable terms of this Plan, which in the case of RSUs granted under Section 102 of the Ordinance shall include Section 9 hereof, and may be subject to any other terms that are not inconsistent with this Plan.  The provisions of the various Restricted Share Unit Agreements entered into under this Plan need not be identical.  RSUs may be granted in consideration of a reduction in the recipient’s other compensation.

12.1.          Exercise Price.  No payment of Exercise Price shall be required as consideration for RSUs, unless included in the Award Agreement or as required by Applicable Law (including, Section 304 of the Companies Law), and Section 6.4 shall apply, if applicable.

12.2.          Shareholders’ Rights.  The Grantee shall not possess or own any ownership rights in the Shares underlying the RSUs and no rights as a shareholder shall exist prior to the actual issuance of Shares in the name of the Grantee.

12.3.          Settlements of Awards.  Settlement of vested RSUs shall be made in the form of Shares or cash (in case of 102 Trustee Awards, the settlement shall be made in the form of Shares only).  Distribution to a Grantee of an amount (or amounts) from settlement of vested RSUs can be deferred to a date after settlement as determined by the Committee.  The amount of a deferred distribution may be increased by an interest factor or by dividend equivalents. Any such dividend equivalents shall be subject to the same vesting terms and other conditions as relate to the original Award.  Until the grant of RSUs is settled, the number of Shares underlying such RSUs shall be subject to adjustment pursuant hereto.

12.4.          Section 409A Restrictions.  Notwithstanding anything to the contrary set forth herein, any RSUs granted under this Plan that are not exempt from the requirements of Section 409A of the Code shall contain such restrictions or other provisions so that such RSUs will comply with the requirements of Section 409A of the Code.  Such restrictions, if any, shall be determined by the Committee and contained in the Restricted Share Unit Agreement evidencing such RSU.

13.	OTHER SHARE OR SHARE-BASED AWARDS.

13.1.          The Committee may grant other Awards under this Plan pursuant to which Shares (which may, but need not, be Restricted Shares pursuant to Section 11 hereof), cash (in settlement of Share-based Awards) or a combination thereof, are or may in the future be acquired or received, or Awards denominated in stock units, including units valued on the basis of measures other than market value.

13.2.          The Committee may also grant stock appreciation rights (“SAR”) without the grant of an accompanying option, which rights shall permit the Grantees to receive, at the time of any exercise of such rights, cash equal to the amount by which the Fair Market Value of the Shares in respect to which the right was granted is so exercised exceeds the exercise price thereof.   The exercise price of any such SAR granted to a Grantee who is subject to U.S. federal income tax shall be determined in compliance with Section 7.2.

13.3.          Such other Share-based Awards as set forth above may be granted alone, in addition to, or in tandem with any Award of any type granted under this Plan (without any obligation or assurance that that such Share-based Awards will be entitled to tax benefits under Applicable Law or to the same tax treatment as other Awards under this Plan).

14.	EFFECT OF CERTAIN CHANGES.

14.1.          General.

14.1.1.          In the event of a division or subdivision of the outstanding share capital of the Company, any distribution of bonus shares (stock split), consolidation or combination of share capital of the Company (reverse stock split), reclassification with respect to the Shares or any similar recapitalization events (each, a "Recapitalization"), a merger (including, a reverse merger and a reverse triangular merger), consolidation, amalgamation or like transaction of the Company with or into another corporation, a reorganization (which may include a combination or exchange of Shares, spin-off or other corporate divestiture or division, or other similar occurrences, the Committee shall have the authority to make, without the need for a consent of any holder of an Award, such adjustments as determined by the Committee to be appropriate, in its discretion, in order to adjust (i) the number and class of Shares reserved and available for grants of Awards, (ii) the number and class of Shares covered by outstanding Awards, (iii) the Exercise Price per share covered by any Award, (iv) the terms and conditions concerning vesting and exercisability and the term and duration of the outstanding Awards, (v) the type or class of security, asset or right underlying the Award (which need not be only that of the Company, and may be that of the surviving corporation or any affiliate thereof or such other entity party to any of the above transactions), and (vi) any other terms of the Award that in the opinion of the Committee should be adjusted.  Any fractional Shares resulting from such adjustment shall be treated as determined by the Committee, and in the absence of such determination shall be rounded to the nearest whole share, and the Company shall have no obligation to make any cash or other payment with respect to such fractional Shares.  No adjustment shall be made by reason of the distribution of subscription rights or rights offering to outstanding Shares or other issuance of Shares by the Company, unless the Committee determines otherwise.  The adjustments determined pursuant to this Section 14.1 (including a determination that no adjustment is to be made) shall be final, binding and conclusive.

14.1.2.          Notwithstanding anything to the contrary included herein, in the event of a distribution of cash dividend by the Company to all holders of Shares, the Exercise Price of any Award, which is outstanding and unexercised on the record date of such distribution, shall be reduced by an amount equal to the per Share gross dividend amount distributed by the Company, buy not less than the par value of a Share. The application of this Section with respect to any 102 Awards shall be subject to obtaining a ruling from the ITA, to the extent required by applicable law and subject to the terms and conditions of any such ruling.

14.2.          Merger/Sale of Company.  In the event of a Merger/Sale, then, without derogating from the general authority and power of the Board or the Committee under this Plan, without the Grantee’s consent and action and without any prior notice requirement, the Committee may make any determination as to the treatment of Awards, in its sole and absolute discretion, as provided herein:

14.2.1.          Unless otherwise determined by the Committee, any Award then outstanding shall be assumed or be substituted by the Company, or by the successor corporation in such Merger/Sale or by any parent or Affiliate thereof, as determined by the Committee in its discretion (the “Successor Corporation”), under terms as determined by the Committee or the terms of this Plan applied by the Successor Corporation to such assumed or substituted Awards.

For the purposes of this Section 14.2.1, the Award shall be considered assumed or substituted if, following a Merger/Sale, the Award confers on the holder thereof the right to purchase or receive, for each Share underlying an Award immediately prior to the Merger/Sale, either (i) the consideration (whether shares or other securities, cash or other property, or rights, or any combination thereof) distributed to or received by holders of Shares in the Merger/Sale for each Share held on the effective date of the Merger/Sale (and if holders were offered a choice or several types of consideration, the type of consideration as determined by the Committee, which need not be the same type for all Grantees), or (ii) regardless of the consideration received by the holders of Shares in the Merger/Sale, solely shares or any type of Awards (or their equivalent) of the Successor Corporation at a value to be determined by the Committee in its discretion, or a certain type of consideration (whether shares or other securities, cash or other property, or rights, or any combination thereof) as determined by the Committee.  Any of the consideration referred to in the foregoing clauses (i) and (ii) shall be subject to the same vesting and expiration terms of the Awards applying immediately prior to the Merger/Sale, unless determined by the Committee, in its discretion, that the consideration shall be subject to different vesting and expiration terms, or other terms, and the Committee may determine that it be subject to other or additional terms.  The foregoing shall not limit the Committee’s authority to determine that in lieu of such assumption or substitution of Awards for Awards of the Successor Corporation, such Award will be substituted for shares or other securities, cash or other property, or rights, or any combination thereof, including as set forth in Section 14.2.2 hereunder.

14.2.2.          Regardless of whether or not Awards are assumed or substituted, the Committee may (but shall not be obligated to):

          14.2.2.1.          provide for the Grantee to have the right to exercise the Award in respect of Shares covered by the Award which would otherwise be exercisable or vested, under such terms and conditions as the Committee shall determine, and the cancellation of all unexercised Awards (whether vested or unvested) upon or immediately prior to the closing of the Merger/Sale, unless the Committee provides for the Grantee to have the right to exercise the Award, or otherwise for the acceleration of vesting of such Award, as to all or part of the Shares covered by the Award which would not otherwise be exercisable or vested, under such terms and conditions as the Committee shall determine;

          14.2.2.2.          provide for the cancellation of each outstanding Award at or immediately prior to the closing of such Merger/Sale, and if and to the extent payment shall be made to the Grantee of an amount in Shares or other securities of the Company, the acquiror or of a corporation or other business entity which is a party to the Merger/Sale, cash or other property, or rights, or any combination thereof, as determined by the Committee to be fair in the circumstances, and subject to such terms and conditions as determined by the Committee.  The Committee shall have full authority to select the method for determining the payment (being the intrinsic (“spread”) value of the option, Black-Scholes model or any other method).  Inter alia, and without limitation of the following determination being made in other circumstances, the Committee’s determination may provide that payment shall be set to zero if the value of the Shares is determined to be less than the Exercise Price, or in respect of Shares covered by the Award which would not otherwise be exercisable or vested, or that payment may be made only in excess of the Exercise Price; and/or

           14.2.2.3.          provide that the terms of any Award shall be otherwise amended, modified or terminated, as determined by the Committee to be fair in the circumstances.

14.2.3.          The Committee may determine: (i) that any payments made in respect of Awards shall be made or delayed to the same extent that payment of consideration to the holders of the Shares in connection with the Merger/Sale is made or delayed as a result of escrows, indemnification, earn outs, holdbacks or any other contingencies or conditions; (ii) the terms and conditions applying to the payment made or payable to the Grantees, including participation in escrow, indemnification, releases, earn-outs, holdbacks or any other contingencies; and (iii) that any terms and conditions applying under the applicable definitive transaction agreements shall apply to the Grantees (including, appointment and engagement of a shareholders or sellers representative, payment of fees or other costs and expenses associated with such services, indemnifying such representative, and authorization to such representative within the scope of such representative’s authority in the applicable definitive transaction agreements).

14.2.4.          The Committee may determine to suspend the Grantee’s rights to exercise any vested portion of an Award for a period of time prior to the signing or consummation of a Merger/Sale transaction.

14.2.5.          Without limiting the generality of this Section 14, if the consideration in exchange for Awards in a Merger/Sale includes any securities and due receipt thereof by any Grantee (or by the Trustee for the benefit of such Grantee) may require under applicable law (i) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (ii) the provision to any Grantee of any information under the Securities Act or any other securities laws, then the Committee may determine that the Grantee shall be paid in lieu thereof, against surrender of the Shares or cancellation of any other Awards, an amount in cash or other property, or rights, or any combination thereof, as determined by the Committee to be fair in the circumstances, and subject to such terms and conditions as determined by the Committee.  Nothing herein shall entitle any Grantee to receive any form of consideration that such Grantee would be ineligible to receive as a result of such Grantee’s failure to satisfy (in the Committee’s sole determination) any condition, requirement or limitation that is generally applicable to the Company’s shareholders, or that is otherwise applicable under the terms of the Merger/Sale, and in such case, the Committee shall determine the type of consideration and the terms applying to such Grantees.

14.2.6.          Neither the authorities and powers of the Committee under this Section 14.2, nor the exercise or implementation thereof, shall (i) be restricted or limited in any way by any adverse consequences (tax or otherwise) that may result to any holder of an Award, and (ii) as, inter alia, being a feature of the Award upon its grant, be deemed to constitute a change or an amendment of the rights of such holder under this Plan, nor shall any such adverse consequences (as well as any adverse tax consequences that may result from any tax ruling or other approval or determination of any relevant tax authority) be deemed to constitute a change or an amendment of the rights of such holder under this Plan, and may be effected without consent of any Grantee and without any liability to the Company or its Affiliates, or to their respective officers, directors, employees and representatives, and the respective successors and assigns of any of the foregoing.  The Committee need not take the same action with respect to all Awards or with respect to all Service Providers.  The Committee may take different actions with respect to the vested and unvested portions of an Award.  The Committee may determine an amount or type of consideration to be received or distributed in a Merger/Sale which may differ as among the Grantees, and as between the Grantees and any other holders of Shares of the Company.

14.2.7.          The Committee may determine that upon a Merger/Sale any Shares held by Grantees (or for Grantee’s benefit) are sold in accordance with instructions issued by the Committee in connection with such Merger/Sale, which shall be final, conclusive and binding on all Grantees.

14.2.8.          All of the Committee’s determinations pursuant to this Section 14 shall be at its sole and absolute discretion, and shall be final, conclusive and binding on all Grantees (including, for clarity, as it relates to Shares issued upon exercise or vesting of any Awards or that are Awards, unless otherwise determined by the Committee) and without any liability to the Company or its Affiliates, or to their respective officers, directors, employees, shareholders and representatives, and the respective successors and assigns of any of the foregoing, in connection with the method of treatment, chosen course of action or determinations made hereunder.

14.2.9.          If determined by the Committee, the Grantees shall be subject to the definitive agreement(s) in connection with the Merger/Sale as applying to holders of Shares including, such terms, conditions, representations, undertakings, liabilities, limitations, releases, indemnities, appointing and indemnifying shareholders/sellers representative, participating in transaction expenses, shareholders/sellers representative expense fund and escrow arrangement, in each case as determined by the Committee.  Each Grantee shall execute (and authorizes any person designated by the Company to so execute, as well as (if applicable) the Trustee holding any Shares for the Grantee’s behalf) such separate agreement(s) or instruments as may be requested by the Company, the Successor Corporation or the acquiror in connection with such in such Merger/Sale or otherwise under or for the purpose of implementing this Section 14.2, and in the form required by them.  The execution of such separate agreement(s) may be a condition to the receipt of assumed or substituted Awards, payment in lieu of the Award, the exercise of any Award or otherwise to be entitled to benefit from Shares or other securities, cash or other property, or rights, or any combination thereof, pursuant to this Section 14.2 (and the Company (and, if applicable, the Trustee) may exercise its authorization above and sign such agreement on behalf of the Grantee or subject the Grantee to the provisions of such agreements).

14.3.          Reservation of Rights.  Except as expressly provided in this Section 14 (if any), the Grantee of an Award hereunder shall have no rights by reason of any Recapitalization of shares of any class, any increase or decrease in the number of shares of any class, or any dissolution, liquidation, reorganization (which may include a combination or exchange of shares, spin-off or other corporate divestiture or division, or other similar occurrences), or Merger/Sale.  Any issue by the Company of shares of any class, or securities convertible into shares of stock of any class, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number, type or price of shares subject to an Award.  The grant of an Award pursuant to this Plan shall not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes of its capital or business structures or to merge or to consolidate or to dissolve, liquidate or sell, or transfer all or part of its business or assets or engage in any similar transactions.

15.	NON-TRANSFERABILITY OF AWARDS; SURVIVING BENEFICIARY.

15.1.          All Awards granted under this Plan by their terms shall not be transferable, other than by will or by the laws of descent and distribution, unless otherwise determined by the Committee or under this Plan, provided that with respect to Shares issued upon exercise, Shares issued upon the vesting of Awards or Awards that are Shares, the restrictions on transfer shall be the restrictions referred to in Section 16 (Conditions upon Issuance of Shares) hereof.  Subject to the above provisions, the terms of such Award, this Plan and any applicable Award Agreement shall be binding upon the beneficiaries, executors, administrators, heirs and successors of such Grantee.  Awards may be exercised or otherwise realized, during the lifetime of the Grantee, only by the Grantee or by his guardian or legal representative, to the extent provided for herein.  Any transfer of an Award not permitted hereunder (including transfers pursuant to any decree of divorce, dissolution or separate maintenance, any property settlement, any separation agreement or any other agreement with a spouse) and any grant of any interest in any Award to, or creation in any way of any direct or indirect interest in any Award by, any party other than the Grantee shall be null and void and shall not confer upon any party or person, other than the Grantee, any rights.  A Grantee may file with the Committee a written designation of a beneficiary, who shall be permitted to exercise such Grantee’s Award or to whom any benefit under this Plan is to be paid, in each case, in the event of the Grantee’s death before he or she fully exercises his or her Award or receives any or all of such benefit, on such form as may be prescribed by the Committee and may, from time to time, amend or revoke such designation. If no designated beneficiary survives the Grantee, the executor or administrator of the Grantee’s estate shall be deemed to be the Grantee’s beneficiary.  Notwithstanding the foregoing, upon the request of the Grantee and subject to Applicable Law, the Committee, at its sole discretion, may permit the Grantee to transfer the Award to a trust whose beneficiaries are the Grantee and/or the Grantee’s immediate family members (all or several of them).

15.2.          Notwithstanding any other provisions of the Plan to the contrary, no Incentive Stock Option may be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution or in accordance with a beneficiary designation pursuant to Section 15.1.  Further, all Incentive Stock Options granted to a Grantee shall be exercisable during his or her lifetime only by such Grantee.

15.3.          As long as the Shares are held by the Trustee in favor of the Grantee, all rights possessed by the Grantee over the Shares are personal, and may not be transferred, assigned, pledged or mortgaged, other than by will or laws of descent and distribution.

15.4.          If and to the extent a Grantee is entitled to transfer an Award and/or Shares underlying an Award in accordance with the terms of the Plan and any other applicable agreements, such transfer shall  be subject (in addition, to any other conditions or terms applying thereto) to receipt by the Company from such proposed transferee of a written instrument, on a form reasonably acceptable to the Company, pursuant to which such proposed transferee agrees to be bound by all provisions of the Plan and any other applicable agreements, including without limitation, any restrictions on transfer of the Award and/or Shares set forth herein (however, failure to so deliver such instrument to the Company as set forth above shall not derogate from all such provisions applying on any transferee).

15.5.          The provisions of this Section 15 shall apply to the Grantee and to any purchaser, assignee or transferee of any Shares.

16.	CONDITIONS UPON ISSUANCE OF SHARES; GOVERNING PROVISIONS.

16.1.          Legal Compliance.  The grant of Awards and the issuance of Shares upon exercise or settlement of Awards shall be subject to compliance with all Applicable Law as determined by the Company, including, applicable requirements of federal, state and foreign law with respect to such securities.  The Company shall have no obligations to issue Shares pursuant to the exercise or settlement of an Award and Awards may not be exercised or settled, if the issuance of Shares upon exercise or settlement would constitute a violation of any Applicable Law as determined by the Company, including, applicable federal, state or foreign securities laws or other law or regulations or the requirements of any stock exchange or market system upon which the Shares may then be listed.  In addition, no Award may be exercised or settled in Shares unless (i) a registration statement under the Securities Act or equivalent law in another jurisdiction shall at the time of exercise or settlement of the Award be in effect with respect to the Shares issuable upon exercise of the Award, or (ii) in the opinion of legal counsel to the Company, the Shares issuable upon exercise or settlement, as applicable, of the Award may be issued in accordance with the terms of an applicable exemption from the registration requirements of the Securities Act or equivalent law in another jurisdiction.  The inability of the Company to obtain authority from any regulatory body having jurisdiction, if any, deemed by the Company to be necessary to the lawful issuance and sale of any Shares hereunder, and the inability to issue Shares hereunder due to non-compliance with any Company policies with respect to the sale of Shares, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority or compliance shall not have been obtained or achieved.  As a condition to the exercise, vesting or settlement of an Award, the Company may require the Grantee to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with any Applicable Law or regulation and to make any representation or warranty with respect thereto as may be requested by the Company, including to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares, all in form and content specified by the Company.

16.2.          Provisions Governing Shares.  Shares issued pursuant to an Award shall be subject to this Plan and Award Agreement (unless otherwise determined by the Committee), and shall be subject to the Articles of Association of the Company, any limitation, restriction or obligation included in any shareholders agreement applicable to all or substantially all of the holders of Shares (regardless of whether or not the Grantee is a formal party to such shareholders agreement), any other governing documents of the Company, all policies, manuals and internal regulations adopted by the Company from time to time, in each case, as may be amended from time to time, including any provisions included therein concerning restrictions or limitations on disposition of Shares (such as, but not limited to, right of first refusal and lock up/market stand-off) or grant of any rights with respect thereto, forced sale and bring along/drag along provisions, any provisions concerning restrictions on the use of inside information and other provisions deemed by the Company to be appropriate in order to ensure compliance with Applicable Law.  Each Grantee shall execute (and authorizes any person designated by the Company to so execute, as well as (if applicable) the Trustee holding any Shares for the Grantee’s behalf) such separate agreement(s) as may be requested by the Company relating to matters set forth in or otherwise for the purpose of implementing this Section 16.2.  The execution of such separate agreement(s) may be a condition by the Company to the exercise of any Award and the Company (and, if applicable, the Trustee) may exercise its authorization above and sign such agreement on behalf of the Grantee or subject the Grantee to the provisions of such agreements.  Without limitation of the foregoing, the proxy pursuant to Section 6.10 includes an authorization of the holder of such proxy to sign, by and on behalf of any Grantee, such documents and agreements.

16.3.          Share Purchase Transactions; Forced Sale.  In the event that the Board approves a Merger/Sale effected by way of a forced or compulsory sale (whether pursuant to the Company’s Articles of Association, pursuant to Section 341 of the Companies Law or any shareholders agreement or otherwise) or in the event of a transaction for the sale of all Shares of the Company, then, without derogating from such provisions and in addition thereto, the Grantee shall be obligated, and shall be deemed to have agreed to the offer to effect the Merger/Sale (and the Shares held by or for the benefit of the Grantee shall be included in the Shares of the Company approving the terms of such Merger/Sale for the purpose of satisfying the required majority), and shall sell all of the Shares held by or for the benefit of the Grantee on the terms and conditions applying to the holders of Shares, in accordance with the instructions then issued by the Board, whose determination shall be final.  No Grantee shall contest, bring any claims or demands, or exercise any appraisal rights related to any of the foregoing. Each Grantee shall execute (and authorizes any person designated by the Company to so execute, as well as (if applicable) the Trustee holding any Shares for the Grantee’s behalf) such documents and agreements, as may be requested by the Company relating to matters set forth in or otherwise for the purpose of implementing this Section 16.3.  The execution of such separate agreement(s) may be a condition by the Company to the exercise of any Award and the Company (and, if applicable, the Trustee) may exercise its authorization above and sign such agreement on behalf of the Grantee or subject the Grantee to the provisions of such agreements.

16.4.          Data Privacy; Data Transfer.  Information related to the Grantees and Awards hereunder, as shall be received from Grantee or others, and/or held by, the Company or its Affiliates from time to time, and which information may include sensitive and personal information related to Grantees (“Information”), will be used by the Company or its Affiliates (or third parties appointed by any of them, including the Trustee) to comply with any applicable legal requirement, or for administration of the Plan as they deems necessary or advisable, or for the respective business purposes of the Company or its Affiliates (including in connection with transactions related to any of them). The Company and its Affiliates shall be entitled to transfer the Information among the Company or its Affiliates, and to third parties for the purposes set forth above, which may include persons located abroad (including, any person administering the Plan or providing services in respect of the Plan or in order to comply with legal requirements, or the Trustee, their respective officers, directors, employees and representatives, and the respective successors and assigns of any of the foregoing), and any person so receiving Information shall be entitled to transfer it for the purposes set forth above.  The Company shall use commercially reasonable efforts to ensure that the transfer of such Information shall be limited to the reasonable and necessary scope. By receiving an Award hereunder, the Grantee acknowledges and agrees that the Information is provided at the Grantee’s free will and Grantee consents to the storage and transfer of the Information as set forth above.

17.	MARKET STAND-OFF

17.1.          In connection with any underwritten public offering of equity securities of the Company pursuant to an effective registration statement filed under the Securities Act or equivalent law in another jurisdiction, the Grantee shall not directly or indirectly, without the prior written consent of the Company or its underwriters, (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Shares or other Awards, any securities of the Company (whether or not such Shares were acquired under this Plan), or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Shares or securities of the Company and any other shares or securities issued or distributed in respect thereto or in substitution thereof (collectively, “Securities”), or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Securities, whether any such transaction described in the foregoing clauses (i) or (ii) is to be settled by delivery of Securities, in cash or otherwise.  The foregoing provisions of this Section 17.1 shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement.  Such restrictions (the “Market Stand-Off”) shall be in effect for such period of time (the “Market Stand-Off Period”): (A) ninety (90) days following the effective date of such registration statement relating to any other public offering; or (B) such other period as shall be requested by the Company or the underwriters.  Notwithstanding anything herein to the contrary, if the underwriter(s) and the Company agree on a termination date of the Market Stand-Off Period in the event of failure to consummate a certain public offering, then such termination shall apply also to the Market Stand-Off Period hereunder with respect to that particular public offering.

17.2.          In the event of a subdivision of the outstanding share capital of the Company, the distribution of any securities (whether or not of the Company), whether as bonus shares or otherwise, and whether as dividend or otherwise, a recapitalization, a reorganization (which may include a combination or exchange of shares or a similar transaction affecting the Company’s outstanding securities without receipt of consideration), a consolidation, a spin-off or other corporate divestiture or division, a reclassification or other similar occurrence, any new, substituted or additional securities which are by reason of such transaction distributed with respect to any Shares subject to the Market Stand-Off, or into which such Shares thereby become convertible, shall immediately be subject to the Market Stand-Off.

17.3.          In order to enforce the Market Stand-Off, the Company may impose stop-transfer instructions with respect to the Shares acquired under this Plan until the end of the applicable Market Stand-Off period.

17.4.          The underwriters in connection with a registration statement so filed are intended third party beneficiaries of this Section 17 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto.  Each Grantee shall execute such separate agreement(s) as may be requested by the Company or the underwriters in connection with such registration statement and in the form required by them, relating to Market Stand-Off (which need not be identical to the provisions of this Section 17, and may include such additional provisions and restrictions as the underwriters deem advisable) or that are necessary to give further effect thereto.  The execution of such separate agreement(s) may be a condition by the Company to the exercise of any Award.

17.5.          Without derogating from the above provisions of this Section 17 or elsewhere in this Plan, the provisions of this Section 17 shall apply to the Grantee and the Grantee’s heirs, legal representatives, successors, assigns, and to any purchaser, assignee or transferee of any Awards or Shares.

18.	AGREEMENT REGARDING TAXES; DISCLAIMER.

18.1.          If the Company shall so require, as a condition of exercise, vesting or settlement, as applicable, of an Award, the release of Shares by the Trustee or the expiration of the Restricted Period, a Grantee shall agree that, no later than the date of such occurrence, the Grantee will pay to the Company (or the Trustee, as applicable) or make arrangements satisfactory to the Company and the Trustee (if applicable) regarding payment of any applicable taxes and compulsory payments of any kind required by Applicable Law to be withheld or paid.

18.2.          TAX LIABILITY.  ALL TAX CONSEQUENCES UNDER ANY APPLICABLE LAW WHICH MAY ARISE FROM THE GRANT OF ANY AWARDS OR THE EXERCISE VESTING, SETTELEMENT, AS APPLICABLE, THEREOF, THE SALE OR DISPOSITION OF ANY SHARES GRANTED HEREUNDER OR ISSUED UPON EXERCISE OR (IF APPLICABLE) THE VESTING OF ANY AWARD, THE ASSUMPTION, SUBSTITUTION, CANCELLATION OR PAYMENT IN LIEU OF AWARDS OR FROM ANY OTHER ACTION IN CONNECTION WITH THE FOREGOING (INCLUDING WITHOUT LIMITATION ANY TAXES AND COMPULSORY PAYMENTS, SUCH AS SOCIAL SECURITY OR HEALTH TAX PAYABLE BY THE GRANTEE OR THE COMPANY IN CONNECTION THEREWITH) SHALL BE BORNE AND PAID SOLELY BY THE GRANTEE, AND THE GRANTEE SHALL INDEMNIFY THE COMPANY, ITS SUBSIDIARIES AND AFFILIATES AND THE TRUSTEE, AND SHALL HOLD THEM HARMLESS AGAINST AND FROM ANY LIABILITY FOR ANY SUCH TAX OR PAYMENT OR ANY PENALTY, INTEREST OR INDEXATION THEREON.  EACH GRANTEE AGREES TO, AND UNDERTAKES TO COMPLY WITH, ANY RULING, SETTLEMENT, CLOSING AGREEMENT OR OTHER SIMILAR AGREEMENT OR ARRANGEMENT WITH ANY TAX AUTHORITY IN CONNECTION WITH THE FOREGOING WHICH IS APPROVED BY THE COMPANY.

18.3.          NO TAX ADVICE.  THE GRANTEE IS ADVISED TO CONSULT WITH A TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF RECEIVING, EXERCISING, VESTING, SETTLEMENT OR DISPOSING OF AWARDS HEREUNDER.  THE COMPANY DOES NOT ASSUME ANY RESPONSIBILITY TO ADVISE THE GRANTEE ON SUCH MATTERS, WHICH SHALL REMAIN SOLELY THE RESPONSIBILITY OF THE GRANTEE.

18.4.          TAX TREATMENT.  THE COMPANY AND ITS AFFILIATES (INCLUDING THE EMPLOYER) DO NOT UNDERTAKE OR ASSUME ANY LIABILITY OR RESPONSIBILITY TO THE EFFECT THAT ANY AWARD SHALL QUALIFY WITH ANY PARTICULAR TAX REGIME OR RULES APPLYING TO PARTICULAR TAX TREATMENT, OR BENEFIT FROM ANY PARTICULAR TAX TREATMENT OR TAX ADVANTAGE OF ANY TYPE AND THE COMPANY AND ITS AFFILIATES (INCLUDING THE EMPLOYER) SHALL BEAR NO LIABILITY IN CONNECTION WITH THE MANNER IN WHICH ANY AWARD IS TREATED FOR TAX PURPOSES, REGARDLESS OF WHETHER THE AWARD WAS GRANTED OR WAS INTENDED TO QUALIFY UNDER ANY PARTICULAR TAX REGIME OR TREATMENT.  THIS PROVISION SHALL SUPERSEDE ANY TYPE OF AWARDS OR TAX QUALIFICATION INDICATED IN ANY CORPORATE RESOLUTION OR AWARD AGREEMENT, WHICH SHALL AT ALL TIMES BE SUBJECT TO THE REQUIREMENTS OF APPLICABLE LAW.  THE COMPANY AND ITS AFFILIATES (INCLUDING THE EMPLOYER) DO NOT UNDERTAKE AND SHALL NOT BE REQUIRED TO TAKE ANY ACTION IN ORDER TO QUALIFY ANY AWARD WITH THE REQUIREMENT OF ANY PARTICULAR TAX TREATMENT AND NO INDICATION IN ANY DOCUMENT TO THE EFFECT THAT ANY AWARD IS INTENDED TO QUALIFY FOR ANY TAX TREATMENT SHALL IMPLY SUCH AN UNDERTAKING.  THE COMPANY AND ITS AFFILIATES (INCLUDING THE EMPLOYER) DO NOT UNDERTAKE TO REPORT FOR TAX PURPOSES ANY AWARD IN ANY PARTICULAR MANNER, INCLUDING IN ANY MANNER CONSISTENT WITH ANY PARTICULAR TAX TREATMENT. NO ASSURANCE IS MADE BY THE COMPANY OR ANY OF ITS AFFILIATES (INCLUDING THE EMPLOYER) THAT ANY PARTICULAR TAX TREATMENT ON THE DATE OF GRANT WILL CONTINUE TO EXIST OR THAT THE AWARD WOULD QUALIFY AT THE TIME OF EXERCISE, VESTING, SETTLEMENT OR DISPOSITION THEREOF WITH ANY PARTICULAR TAX TREATMENT. THE COMPANY AND ITS AFFILIATES (INCLUDING THE EMPLOYER) SHALL NOT HAVE ANY LIABILITY OR OBLIGATION OF ANY NATURE IN THE EVENT THAT AN AWARD DOES NOT QUALIFY FOR ANY PARTICULAR TAX TREATMENT, REGARDLESS WHETHER THE COMPANY COULD HAVE OR SHOULD HAVE TAKEN ANY ACTION TO CAUSE SUCH QUALIFICATION TO BE MET AND SUCH QUALIFICATION REMAINS AT ALL TIMES AND UNDER ALL CIRCUMSTANCES AT THE RISK OF THE GRANTEE.  THE COMPANY DOES NOT UNDERTAKE OR ASSUME ANY LIABILITY TO CONTEST A DETERMINATION OR INTERPRETATION (WHETHER WRITTEN OR UNWRITTEN) OF ANY TAX AUTHORITIES, INCLUDING IN RESPECT OF THE QUALIFICATION UNDER ANY PARTICULAR TAX REGIME OR RULES APPLYING TO PARTICULAR TAX TREATMENT. IF THE AWARDS DO NOT QUALIFY UNDER ANY PARTICULAR TAX TREATMENT IT COULD RESULT IN ADVERSE TAX CONSEQUENCES TO THE GRANTEE.

18.5.          The Company or any Subsidiary or Affiliate (including the Employer) may take such action as it may deem necessary or appropriate, in its discretion, for the purpose of or in connection with withholding of any taxes and compulsory payments which the Trustee, the Company or any Subsidiary or Affiliate (including the Employer) (or any applicable agent thereof) is required by any Applicable Law to withhold in connection with any Awards, including, without limitations, any income tax, social benefits, social insurance, health tax, pension, payroll tax, fringe benefits, excise tax, payment on account or other tax-related items related to the Grantee’s participation in the Plan and applicable by law to the Grantee (collectively, “Withholding Obligations”).  Such actions may include (i) requiring a Grantees to remit to the Company or the Employer in cash an amount sufficient to satisfy such Withholding Obligations and any other taxes and compulsory payments, payable by the Company or the Employer in connection with the Award or the exercise or (if applicable) the vesting thereof; (ii) subject to Applicable Law, allowing the Grantees to surrender Shares to the Company, in an amount that at such time, reflects a value that the Committee determines to be sufficient to satisfy such Withholding Obligations; (iii) withholding Shares otherwise issuable upon the exercise of an Award at a value which is determined by the Company to be sufficient to satisfy such Withholding Obligations; or (iv) any combination of the foregoing.  The Company shall not be obligated to allow the exercise, vesting or settlement (as applicable) of any Award by or on behalf of a Grantee until all tax consequences arising therefrom are resolved in a manner acceptable to the Company.

18.6.          Each Grantee shall notify the Company in writing promptly and in any event within ten (10) days after the date on which such Grantee first obtains knowledge of any tax authority inquiry, audit, assertion, determination, investigation, or question relating in any manner to the Awards granted or received hereunder or Shares issued thereunder and shall continuously inform the Company of any developments, proceedings, discussions and negotiations relating to such matter, and shall allow the Company and its representatives to participate in any proceedings and discussions concerning such matters.  Upon request, a Grantee shall provide to the Company any information or document relating to any matter described in the preceding sentence, which the Company, in its discretion, requires.

18.7.          With respect to 102 Non-Trustee Options, if the Grantee ceases to be employed by the Company, Parent, Subsidiary or any Affiliate (including the Employer), the Grantee shall extend to the Company and/or the Employer a security or guarantee for the payment of taxes due at the time of sale of Shares, all in accordance with the provisions of Section 102 of the Ordinance and the Rules.

18.8.          If a Grantee makes an election under Section 83(b) of the Code to be taxed with respect to an Award of Restricted Shares as of the date of transfer of Shares rather than as of the date or dates upon which the Grantee would otherwise be taxable under Section 83(a) of the Code, such Grantee shall deliver a copy of such election to the Company upon or prior to the filing such election with the U.S. Internal Revenue Service.  Neither the Company nor any Affiliate (including the Employer) shall have any liability or responsibility relating to or arising out of the filing or not filing of any such election or any defects in its construction.

19.	RIGHTS AS A SHAREHOLDER; VOTING AND DIVIDENDS.

19.1.          Subject to Section 11.4, a Grantee shall have no rights as a shareholder of the Company with respect to any Shares covered by an Award until the Grantee shall have exercised any such vested Award, or settled, as applicable, the Award, paid any Exercise Price (if applicable) therefor and becomes the record holder of the subject Shares.  In the case of 102 Awards, the Trustee shall have no rights as a shareholder of the Company with respect to the Shares covered by such Award until the Trustee becomes the record holder for such Shares for the Grantee’s benefit, and the Grantee shall not be deemed to be a shareholder and shall have no rights as a shareholder of the Company with respect to the Shares covered by the Award until the date of the release of such Shares from the Trustee to the Grantee and the transfer of record ownership of such Shares to the Grantee (provided, however, that the Grantee shall be entitled to receive from the Trustee any cash dividend or distribution made on account of the Shares held by the Trustee for such Grantee’s benefit and such cash dividends or distributions shall be subject to the same vesting terms and other conditions as relate to the original Shares underlying the Award, subject to any tax withholding and compulsory payment). The Committee may apply any additional restrictions to such dividends that the Committee deems appropriate.  No adjustment shall be made for dividends (ordinary or extraordinary, whether in shares or other securities, cash or other property, or rights, or any combination thereof) or distribution of other rights for which the record date is prior to the date on which the Grantee or Trustee (as applicable) becomes the record holder of the Shares covered by an Award, except as provided in Section 14 hereof.

19.2.          With respect to all Awards issued in the form of Shares hereunder or upon the exercise, vesting or settlement (as applicable) of Awards hereunder, any and all voting rights attached to such Shares shall be subject to Section 6.10, and other than Awards of Options and SARs, the Grantee shall be entitled to receive dividends distributed with respect to such Shares and such cash dividends or distributions shall be subject to the same terms and conditions as relates to the original Shares underlying the Award, subject to the provisions of the Company’s Articles of Association, as amended from time to time, and subject to any Applicable Law.

19.3.          The Company may, but shall not be obligated to, register or qualify the sale of Shares under any applicable securities law or any other Applicable Law.

19.4.          The Committee may grant dividend equivalents based on the dividends declared on Shares that are subject to any Award (other than an Option or SAR). Any dividend equivalents may be credited as of the dividend payment dates, during the period between the grant date of the Award and the date the Award becomes payable or terminates or expires, as determined by the Committee; however, dividend equivalents shall not be payable unless and until the Award becomes payable, and shall be subject to forfeiture to the same extent as the underlying Award.  Dividend equivalents may be subject to any additional limitations and/or restrictions determined by the Committee.  Dividend Equivalents shall be payable in cash, Shares or converted to full-value Awards, calculated based on such formula, as may be determined by the Committee.

20.	NO REPRESENTATION BY COMPANY.

By granting the Awards, the Company is not, and shall not be deemed as, making any representation or warranties to the Grantee regarding the Company, its business affairs, its prospects or the future value of its Shares and such representations and warranties are hereby disclaimed.  The Company shall not be required to provide to any Grantee any information, documents or material in connection with the Grantee’s considering an exercise of an Award.  To the extent that any information, documents or materials are provided, the Company shall have no liability with respect thereto.  Any decision by a Grantee to exercise an Award shall solely be at the risk of the Grantee.

21.	NO RETENTION RIGHTS.

Nothing in this Plan, any Award Agreement or in any Award granted or agreement entered into pursuant hereto shall confer upon any Grantee the right to continue in the employ of, or be in the service of the Company or any Subsidiary or Affiliate thereof as a Service Provider or to be entitled to any remuneration or benefits not set forth in this Plan or such agreement, or to interfere with or limit in any way the right of the Company or any such Subsidiary or Affiliate to terminate such Grantee’s employment or service (including, any right of the Company or any of its Affiliates to immediately cease the Grantee’s employment or service or to shorten all or part of the notice period, regardless of whether notice of termination was given by the Company or its Affiliates or by the Grantee).  Awards granted under this Plan shall not be affected by any change in duties or position of a Grantee, subject to Sections 6.6 through 6.7.  No Grantee shall be entitled to claim and the Grantee hereby waives any claim against the Company or any Subsidiary or Affiliate that he or she was prevented from continuing to vest Awards as of the date of termination of his or her employment with, or services to, the Company or any Subsidiary or Affiliate.  No Grantee shall be entitled to any compensation in respect of the Awards which would have vested had such Grantee’s employment or engagement with the Company (or any Subsidiary or Affiliate) not been terminated.

22.	PERIOD DURING WHICH AWARDS MAY BE GRANTED.

Awards may be granted pursuant to this Plan from time to time within a period of ten (10) years from the Effective Date.  From and after such date (as extended) no grants of Awards may be made and this Plan shall continue to be in full force and effect with respect to Awards or Shares issued thereunder that remain outstanding.

23.	AMENDMENT OF THIS PLAN AND AWARDS.

23.1.          The Board at any time and from time to time may suspend, terminate, modify or amend this Plan, whether retroactively or prospectively.  Any amendment effected in accordance with this Section shall be binding upon all Grantees and all Awards, whether granted prior to or after the date of such amendment, and without the need to obtain the consent of any Grantee.  No termination or amendment of this Plan shall affect any then outstanding Award unless expressly provided by the Board.

23.2.          Subject to changes in Applicable Law that would permit otherwise, without the approval of the Company’s shareholders, there shall be (i) no increase in the maximum aggregate number of Shares that may be issued under this Plan as Incentive Stock Options (except by operation of the provisions of Section 14.1), (ii) no change in the class of persons eligible to receive Incentive Stock Options, and (iii) no other amendment of this Plan that would require approval of the Company’s shareholders under any Applicable Law. Unless not permitted by Applicable Law, if the grant of an Award is subject to approval by shareholders, the date of grant of the Award shall be determined as if the Award had not been subject to such approval.  Failure to obtain approval by the shareholders shall not in any way derogate from the valid and binding effect of any grant of an Award that is not an Incentive Stock Option, subject to Applicable Law.

23.3.          The Board or the Committee at any time and from time to time may modify or amend any Award theretofore granted, including any Award Agreement, whether retroactively or prospectively.

24.	APPROVAL.

24.1.          This Plan shall take effect upon its adoption by the Company’s shareholders (the “Effective Date”).

24.2.          102 Awards are conditional upon the filing with or approval by the ITA, if required, as set forth in Section 9.  Failure to so file or obtain such approval shall not in any way derogate from the valid and binding effect of any grant of an Award, which is not a 102 Award.

25.	RULES PARTICULAR TO SPECIFIC COUNTRIES; SECTION 409A.

25.1.          Notwithstanding anything herein to the contrary, the terms and conditions of this Plan may be supplemented or amended with respect to a particular country or tax regime by means of an appendix to this Plan, and to the extent that the terms and conditions set forth in any appendix conflict with any provisions of this Plan, the provisions of such appendix shall govern.  Terms and conditions set forth in such appendix shall apply only to Awards granted to Grantees under the jurisdiction of the specific country or such other tax regime that is the subject of such appendix and shall not apply to Awards issued to a Grantee not under the jurisdiction of such country or such other tax regime.  The adoption of any such appendix shall be subject to the approval of the Board or the Committee, and if determined by the Committee to be required in connection with the application of certain tax treatment, pursuant to applicable stock exchange rules or regulations or otherwise, then also the approval of the shareholders of the Company at the required majority.

25.2.          This Section 25.2 shall only apply to Awards granted to Grantees who are subject to United States Federal income tax.

25.2.1          It is the intention of the Company that no Award shall be deferred compensation subject to Section 409A of the Code unless and to the extent that the Committee specifically determines otherwise as provided in Section 25.2.2, and the Plan and the terms and conditions of all Awards shall be interpreted and administered accordingly.

25.2.2          The terms and conditions governing any Awards that the Committee determines will be subject to Section 409A of the Code, including any rules for payment or elective or mandatory deferral of the payment or delivery of Shares or cash pursuant thereto, and any rules regarding treatment of such Awards in the event of a Merger/Sale, shall be set forth in the applicable Award Agreement and shall be intended to comply in all respects with Section 409A of the Code, and the Plan and the terms and conditions of such Awards shall be interpreted and administered accordingly.

25.2.3          The Company shall have complete discretion to interpret and construe the Plan and any Award Agreement in any manner that establishes an exemption from (or compliance with) the requirements of Section 409A of the Code.  If for any reason, such as imprecision in drafting, any provision of the Plan and/or any Award Agreement does not accurately reflect its intended establishment of an exemption from (or compliance with) Code Section 409A, as demonstrated by consistent interpretations or other evidence of intent, such provision shall be considered ambiguous as to its exemption from (or compliance with) Section 409A of the Code and shall be interpreted by the Company in a manner consistent with such intent, as determined in the discretion of the Company.  If, notwithstanding the foregoing provisions of this Section 25.2.3, any provision of the Plan or any such agreement would cause a Grantee to incur any additional tax or interest under Section 409A of the Code, the Company may reform such provision in a manner intended to avoid the incurrence by such Grantee of any such additional tax or interest; provided that the Company shall maintain, to the extent reasonably practicable, the original intent and economic benefit to the Grantee of the applicable provision without violating the provisions of Section 409A of the Code. For the avoidance of doubt, no provision of this Plan shall be interpreted or construed to transfer any liability for failure to comply with the requirements of Section 409A from any Grantee or any other individual to the Company or any of its affiliates, employees or agents.

25.2.4          Notwithstanding any other provision in the Plan, any Award Agreement, or any other written document establishing the terms and conditions of an Award, if any Grantee is a “specified employee,” within the meaning of Section 409A of the Code, as of the date of his or her “separation from service” (as defined under Section 409A of the Code), then, to the extent required by Treasury Regulation Section 1.409A-3(i)(2) (or any successor provision), any payment made to such Grantee on account of his or her separation from service shall not be made before a date that is six months after the date of his or her separation from service.  The Committee may elect any of the methods of applying this rule that are permitted under Treasury Regulation Section 1.409A-3(i)(2)(ii) (or any successor provision).

25.2.5          Notwithstanding any other provision of this Section 25.2 to the contrary, although the Company intends to administer the Plan so that Awards will be exempt from, or will comply with, the requirements of Section 409A of the Code, the Company does not warrant that any Award under the Plan will qualify for favorable tax treatment under Section 409A of the Code or any other provision of federal, state, local, or non-United States law.  The Company shall not be liable to any Grantee for any tax, interest, or penalties the Grantee might owe as a result of the grant, holding, vesting, exercise, or payment of any Award under the Plan.

26.	GOVERNING LAW; JURISDICTION.

This Plan and all determinations made and actions taken pursuant hereto shall be governed by the laws of the State of Israel, except with respect to matters that are subject to tax laws, regulations and rules of any specific jurisdiction in which the Grantee is employed or engaged by the Company or an Affiliate thereof, which shall be governed by the respective laws, regulations and rules of such jurisdiction.  Certain definitions, which refer to laws other than the laws of such jurisdiction, shall be construed in accordance with such other laws.  The competent courts located in Tel-Aviv-Jaffa, Israel shall have exclusive jurisdiction over any dispute arising out of or in connection with this Plan and any Award granted hereunder.  By signing any Award Agreement or any other agreement relating to an Award, each Grantee irrevocably submits to such exclusive jurisdiction.

27.	NON-EXCLUSIVITY OF THIS PLAN.

The adoption of this Plan shall not be construed as creating any limitations on the power or authority of the Company to adopt such other or additional incentive or other compensation arrangements of whatever nature as the Company may deem necessary or desirable or preclude or limit the continuation of any other plan, practice or arrangement for the payment of compensation or fringe benefits to employees generally, or to any class or group of employees, which the Company or any Affiliate now has lawfully put into effect, including any retirement, pension, savings and stock purchase plan, insurance, death and disability benefits and executive short-term or long-term incentive plans.

28.	MISCELLANEOUS.

28.1.          Survival.  The Grantee shall be bound by and the Shares issued upon exercise, vesting or settlement, as applicable, of any Awards granted hereunder shall remain subject to this Plan after the exercise or (if applicable) the vesting of Awards, in accordance with the terms of this Plan, whether or not the Grantee is then or at any time thereafter employed or engaged by the Company or any of its Affiliates.

28.2.          Additional Terms.  Each Award awarded under this Plan may contain such other terms and conditions not inconsistent with this Plan as may be determined by the Committee, in its sole discretion.

28.3.          Fractional Shares.  No fractional Share shall be issuable upon exercise, vesting or settlement, as applicable, of any Award. Unless a different rounding rule is applied by the Company, the number of Shares to be issued shall be rounded down to the nearest whole Share, with any Share remaining at the last vesting date due to such rounding to be issued upon exercise at such last vesting date.

28.4.          Severability.  If any provision of this Plan, any Award Agreement or any other agreement entered into in connection with an Award shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction.  In addition, if any particular provision contained in this Plan, any Award Agreement or any other agreement entered into in connection with an Award shall for any reason be held to be excessively broad as to duration, geographic scope, activity or subject, it shall be construed by limiting and reducing such provision as to such characteristic so that the provision is enforceable to fullest extent compatible with Applicable Law as it shall then appear.

28.5.          Captions and Titles.  The use of captions and titles in this Plan or any Award Agreement or any other agreement entered into in connection with an Award is for the convenience of reference only and shall not affect the meaning or interpretation of any provision of this Plan or such agreement.